Exhibit 2.1

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

Dated as of November 14, 2020

by and among

SIMON PROPERTY GROUP, INC.,

SIMON PROPERTY GROUP, L.P.,

SILVER MERGER SUB 1, LLC,

SILVER MERGER SUB 2, LLC,

TAUBMAN CENTERS, INC.

and

The Taubman Realty Group Limited Partnership

i

Defined Terms

Acceptable Confidentiality Agreement	76
Acquisition Proposal	77
Acquisition Transaction	77
Action	77
Affiliate	78
Agreement	1
Alternative Acquisition Agreement	50
Anti-Corruption Laws	78
Applicable Base Amount	73
Applicable Law(s)	78
Business Day	78
Capitalization Date	20
Cash Partnership Merger Consideration	9
Cash Tender Agreement	78
Certificate of Conversion	5
Certificate of Formation	5
Certificates	11
Certificates of Merger	5
Closing	4
Closing Date	4
Code	79
Collective Bargaining Agreement	79
Confidentiality Agreement	60
Consents	54
Continuing Offer	79
Contract	79
COVID-19 Measures	79
Delaware Certificate of Merger	5
DGCL	79
DLLCA	4
DRULPA	4
Effective Time	5
End Date	70
Enforceability Exceptions	19
Environmental Laws	79
EPCRA	79
ERISA	80
ERISA Affiliate	80
Exchange Act	80
Exchange Agent	11
Exchange Fund	11
Excluded Titanium Common Stock	7
Excluded Titanium OP Units	9
Filings	54
Foreign Plan	31
Fraud	80
GAAP	80
General Partner Units	8
Governmental Entity	80
Group	80
Hazardous Materials	80
HMTA	79
HSR Act	80
Incentive Unit Merger Consideration	10
Indebtedness	81
Intellectual Property	81
Intervening Event	81
IRS	30
IT Assets	36
Knowledge	81
Known to the Silver Parties	81
Letter of Transmittal	11
Lien	81
LLC Conversion	4
LLC Conversion Effective Time	5
Material Adverse Effect	82
Material Contract	33
Maximum Amount	62
MBCA	4
Merger	4
Merger Consideration	83
Michigan Certificate of Merger	5
Michigan LARA	83
Minority OP Partners Partnership Merger Consideration	9
New Silver OP Units	9
Notice Period	52
NYSE	83
OP Exchange Ratio	83
OP Unit Partnership Merger Consideration	9
Option Deferral Agreement	83
Option Deferred Unit	83
Order	83
Organizational Documents	83
Other Filings	23
Parties	1
Partnership Certificate of Merger	5
Partnership Merger	4

Partnership Merger Consideration	9
Partnership Merger Effective Time	5
Party	1
Permits	83
Permitted Liens	84
Person	84
Proxy Statement	58
QRS	27
Qualifying Income	73
RCRA	79
Redemption	1
Regulatory Concessions	55
Regulatory Laws	84
REIT	84
REIT Requirements	73
Reorganized Titanium OP Deferred Unit	17
Reorganized Titanium OP Unit	1
Reorganized Titanium Operating Company	4
Reorganized Titanium Operating Company Operating Agreement	6
Representatives	50
SEC	84
Section 782 Exemption Resolution	20
Securities Act	84
Silver	1
Silver Board	2
Silver By-laws	85
Silver Charter	85
Silver Material Adverse Effect	85
Silver Merger Sub 1	1
Silver Merger Sub 2	1
Silver OP	1
Silver OP Agreement	85
Silver OP Preferred Contribution	1
Silver OP Unit	85
Silver Parties	85
Silver Transaction Litigation	85
Subsidiary	85
Substitute Award	15
Substitute DER	85
Superior Proposal	86
Surviving Titanium	4
Surviving Titanium Limited Liability Company Agreement	6
Surviving Titanium OP	4
Surviving Titanium OP Unit	8
Takeover Laws	20
Tax Guidance	73
Tax Returns	86
Taxes	86
Termination Fee	86
Titanium	1
Titanium Benefit Plans	30
Titanium Board	2
Titanium Board Recommendation	19
Titanium Board Recommendation Change	51
Titanium Burdensome Condition	55
Titanium By-laws	86
Titanium Capital Stock	20
Titanium Charter	86
Titanium Common Stock	86
Titanium Common Stock Merger Consideration	7
Titanium Disclosure Letter	18
Titanium DSU	87
Titanium Equity Award Consideration	87
Titanium Equity Awards	87
Titanium Family	87
Titanium Family Converting Units	9
Titanium Family Partnership Merger Consideration	9
Titanium Family Remaining Units	9
Titanium Family Representative	74
Titanium Indemnified Parties	61
Titanium Leased Real Property	87
Titanium Material Adverse Effect	87
Titanium OP	1
Titanium OP Agreement	87
Titanium OP Approval	87
Titanium OP Incentive Unit	87
Titanium OP Minority Partner	9
Titanium OP Payment	1
Titanium OP Preferred Redemption	1
Titanium OP Unit	87
Titanium Owned Real Property	87
Titanium Parties	87
Titanium PSU Award	88
Titanium Real Property	88
Titanium Related Party Agreement	38
Titanium RSU Award	88

v

Titanium RSU/PSU Cash Amount	15
Titanium SEC Documents	24
Titanium Securities	20
Titanium Series B Merger Consideration	7
Titanium Series B Preferred Stock	20
Titanium Series J and Series K Preferred Stock Liquidation Preference	64
Titanium Series J and Series K Preferred Stock Redemption Amount	64
Titanium Series J Preferred Stock	20
Titanium Series K Preferred Stock	20
Titanium Shareholder Approval	88
Titanium Shareholders	88
Titanium Shareholders Meeting	19
Titanium Special Committee	2
Titanium Stock Plans	88
Titanium Subsidiary Partnership	27
Titanium Tax Protection Agreements	27
Titanium Transaction Litigation	88
Transaction Litigation	88
Transactions	4
Transfer Taxes	65
TRS	27
TSCA	79
Voting Agreement	2
Willful Breach	88

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of November 14, 2020, by and among Simon Property Group, Inc., a Delaware corporation (“Silver”), Simon Property Group, L.P., a Delaware limited partnership (“Silver OP”), Silver Merger Sub 1, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Silver OP (“Silver Merger Sub 1”), Silver Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Silver Merger Sub 1 (“Silver Merger Sub 2”), Taubman Centers, Inc., a Michigan corporation (“Titanium”), and The Taubman Realty Group Limited Partnership, a Delaware limited partnership (“Titanium OP”). Each of Silver, Silver OP, Silver Merger Sub 1, Silver Merger Sub 2, Titanium and Titanium OP is sometimes referred to as a “Party” and, collectively, the “Parties.”

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of February 9, 2020;

WHEREAS, the Parties desire to amend and restate the Original Merger Agreement in its entirety on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Parties intend that, subject to the terms and conditions set forth herein: (a) on the Closing Date and prior to the Partnership Merger Effective Time, Titanium OP shall redeem (the “Titanium OP Preferred Redemption”) any Preferred Equity (as defined in the Titanium OP Agreement) held by Titanium for an amount equal to the sum of the Titanium Series J and Series K Preferred Stock Redemption Amount, which amount shall be paid by Titanium OP to Titanium on the Closing Date; (b) immediately following the Titanium OP Preferred Redemption, at the Partnership Merger Effective Time, Silver Merger Sub 2 will be merged with and into Titanium OP pursuant to the Partnership Merger, in which (i) each Titanium OP Unit that is owned by Titanium immediately prior to the Partnership Merger Effective Time will remain outstanding as one Surviving Titanium OP Unit, (ii) each Titanium OP Unit that is owned by a Titanium OP Minority Partner immediately prior to the Partnership Merger Effective Time will be converted into the right to receive the Minority OP Partners Partnership Merger Consideration and (iii) certain Titanium OP Units that are owned by the Titanium Family immediately prior to the Partnership Merger Effective Time will remain outstanding as Surviving Titanium OP Units and all other Titanium OP Units that are owned by the Titanium Family immediately prior to the Partnership Merger Effective Time will be converted into the right to receive the Titanium Family Partnership Merger Consideration; (c) immediately following the Partnership Merger Effective Time, at the LLC Conversion Effective Time, Surviving Titanium OP will be converted into a Delaware limited liability company pursuant to the LLC Conversion, in which each Surviving Titanium OP Unit that is owned by the Titanium Family, Merger Sub 1 or by Titanium immediately prior to the LLC Conversion Effective Time will be converted into one unit of limited liability company interests in the Reorganized Titanium Operating Company (a “Reorganized Titanium OP Unit”), and each Option Deferred Unit will be converted into the right to receive one Reorganized Titanium OP Unit; (d) immediately following the LLC Conversion Effective Time, Silver OP shall contribute (the “Silver OP Preferred Contribution”) to the capital of Reorganized Titanium Operating Company an amount equal to the aggregate Titanium Series J and Series K Preferred Stock Liquidation Preference in exchange for a certain number of Series A Preferred Units (as such term is defined in the Surviving Titanium Limited Liability Company Agreement); (e) immediately after the Silver OP Preferred Contribution, Reorganized Titanium Operating Company shall pay to Titanium the amounts described in the foregoing clause (a) (the “Titanium OP Payment”); (f) immediately after the Titanium OP Payment and prior to the Effective Time, Titanium shall (i) issue a notice of redemption of each of the Titanium Series J Preferred Stock and the Titanium Series K Preferred Stock and (ii) deposit, or cause to be deposited, with an escrow agent for the Titanium Series J Preferred Stock and the Titanium Series K Preferred Stock, cash in the amounts described in the foregoing clause (a) (steps (i) and (ii) of this clause (f), the “Redemption”); and (g) immediately following the Redemption, at the Effective Time, Titanium will be merged with and into Silver Merger Sub 1 pursuant to the Merger, in which (i) each share of Titanium Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Excluded Titanium Common Stock) will be cancelled and will cease to exist and will be converted into the right to receive the Titanium Common Stock Merger Consideration, and (ii) each share of Titanium Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will be cancelled and will cease to exist and will be converted into the right to receive the Titanium Series B Merger Consideration;

WHEREAS, the board of directors of Titanium (the “Titanium Board”), acting upon the unanimous recommendation of a special committee of the Titanium Board (the “Titanium Special Committee”), has (a) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, Titanium and the Titanium Shareholders; (b) adopted and approved this Agreement and the Transactions; (c) subject to Section 5.02, resolved to recommend that the Titanium Shareholders adopt and approve this Agreement; and (d) directed that this Agreement be submitted to the Titanium Shareholders and holders of Titanium Series B Preferred Stock for their adoption and approval;

WHEREAS, Titanium, in its capacity as the general partner of Titanium OP, has taken all actions required for the execution of this Agreement by Titanium OP and to approve the consummation by Titanium OP of the Transactions;

WHEREAS, the board of directors of Silver (the “Silver Board”) has unanimously (a) determined that this Agreement and the Transactions, are fair to, advisable and in the best interests of, Silver and its stockholders; and (b) approved and adopted this Agreement and the Transactions;

WHEREAS, (a) Silver, in its capacity as the general partner of Silver OP, has taken all actions required for the execution of this Agreement by Silver OP and to approve the consummation by Silver OP of the Transactions; (b) Silver OP, in its capacity as the sole member of Silver Merger Sub 1, has taken all actions required for the execution of this Agreement by Silver Merger Sub 1 and to approve the consummation by Silver Merger Sub 1 of the Transactions; and (c) Silver Merger Sub 1, in its capacity as the sole member of Silver Merger Sub 2, has taken all actions required for the execution of this Agreement by Silver Merger Sub 2 and to approve the consummation by Silver Merger Sub 2 of the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Silver Parties’ willingness to enter into this Agreement, certain holders of Titanium Common Stock, Titanium Series B Preferred Stock and Titanium OP Units are entering into an Amended and Restated Voting Agreement with Silver (the “Voting Agreement”), pursuant to which such holders will agree, among other things, to take specified actions in connection with the Transactions, in each case upon the terms and subject to the conditions set forth therein;

WHEREAS, in connection with the execution and delivery of this Agreement, in order to facilitate the transactions contemplated hereby and as a condition to the Silver Parties’ willingness to enter into this Agreement, Titanium OP and certain of its partners, including Titanium, are delivering to Silver the Titanium OP Approval;

WHEREAS, the Parties intend that for U.S. federal income tax purposes (a) the Merger will be treated as a taxable sale by Titanium of all of Titanium’s assets to Silver Merger Sub 1 in exchange for the Titanium Common Stock Merger Consideration, the Titanium Series B Merger Consideration, the Titanium Series J and Series K Preferred Stock Redemption Amount and the assumption of all of Titanium’s other liabilities (including Titanium’s share of the Titanium OP liabilities, as determined under the applicable U.S. federal income tax regulations), followed by a distribution of such consideration to the holders of equity interests in Titanium in liquidation pursuant to Section 331 and Section 562 of the Code, and that this Agreement will constitute a “plan of liquidation” of Titanium for U.S. federal income tax purposes; (b) the Partnership Merger will be treated as (i) with respect to Titanium OP Units that are converted into the right to receive the Cash Partnership Merger Consideration or Titanium Family Partnership Merger Consideration, a taxable purchase of Titanium OP Units in exchange for the Cash Partnership Merger Consideration and (ii) with respect to Titanium OP Units that are converted into the right to receive the OP Unit Partnership Merger Consideration, a contribution of Titanium OP Units to Silver OP pursuant to Section 721 of the Code; and (c) the LLC Conversion will be treated in accordance with Revenue Ruling 95-37, 1995-1 C.B. 130 and Revenue Ruling 84-52, 1984-1 C.B. 157; and

WHEREAS, the Parties are each a party to the action titled Simon Property Group, Inc. et ano v. Taubman Centers, Inc. et ano, Case No. 2020-181675-CB (the “Merger Litigation”) and, immediately after the execution of this Agreement, the Merger Litigation parties will enter into a settlement of that action on the terms set forth in the Settlement Agreement entered into simultaneously with this Agreement (the “Settlement Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

Article I.

The Transactions

Section 1.01          The Transactions.

(a)            Titanium OP Preferred Redemption. On the terms and subject to the conditions set forth in this Agreement, on the Closing Date and prior to the Partnership Merger Effective Time, Titanium OP and Titanium shall effect the Titanium OP Preferred Redemption for an amount equal to the Titanium Series J and Series K Preferred Stock Redemption Amount, which amount shall be paid by Titanium OP to Titanium on the Closing Date.

(b)            Partnership Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the DLLCA, at the Partnership Merger Effective Time, Silver Merger Sub 2 shall be merged with and into Titanium OP (the “Partnership Merger”), the separate existence of Silver Merger Sub 2 shall cease, and Titanium OP shall continue as the surviving company in the Partnership Merger (“Surviving Titanium OP”).

(c)            LLC Conversion. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA and the DLLCA, at the LLC Conversion Effective Time, Surviving Titanium OP shall be converted into a Delaware limited liability company (the “Reorganized Titanium Operating Company”) and the members thereof shall adopt the Reorganized Titanium Operating Company Operating Agreement (the “LLC Conversion” and, together with the Merger, the Partnership Merger, and the other transactions contemplated herein, the “Transactions”).

(d)            Silver OP Preferred Contribution and Titanium OP Payment. On the terms and subject to the conditions set forth in this Agreement, immediately following the LLC Conversion Effective Time, Silver OP and the Reorganized Titanium Operating Company shall effect the Silver OP Preferred Contribution pursuant to which Silver OP hereby agrees to, and Silver shall cause Silver OP to, contribute to the capital of Reorganized Titanium Operating Company an amount equal to the aggregate Titanium Series J and Series K Preferred Stock Liquidation Preference in exchange for a number of Series A Preferred Units (as such term is defined in the Surviving Titanium Limited Liability Company Agreement) equal to the quotient of (i) the aggregate Titanium Series J and Series K Preferred Stock Liquidation Preference divided by (ii) $25 (i.e., the Series A Preferred Unit liquidation preference of a Series A Preferred Unit). On the Closing Date, Silver OP and the Reorganized Titanium Operating Company shall enter into a customary subscription agreement to effect the Silver OP Preferred Contribution. Following the consummation of the Silver OP Preferred Contribution, the Reorganized Titanium Operating Company shall pay to Titanium the amount required by Section 1.01(a).

(e)            Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Michigan Business Corporation Act (the “MBCA”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Titanium shall be merged with and into Silver Merger Sub 1 (the “Merger”), the separate corporate existence of Titanium shall cease, and Silver Merger Sub 1 shall continue as the surviving company in the Merger (“Surviving Titanium”).

Section 1.02          Closing. The closing (the “Closing”) of the Transactions shall take place at 10:00 a.m., New York City time, on the first Business Day following the satisfaction or, to the extent permitted by Applicable Law, waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions at the Closing), or at such other place, time and date as shall be agreed in writing between Titanium and Silver. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03          Effective Times.

(a)            Effective Time. On the terms and subject to the conditions of this Agreement, at the Closing, the applicable Parties shall cause to be filed (i) a certificate of merger with respect to the Merger (the “Michigan Certificate of Merger”) with the Michigan LARA in such form as required by, and executed in accordance with, the applicable provisions of the MBCA, (ii) a certificate of merger with respect to the Merger (the “Delaware Certificate of Merger” and, together with the Michigan Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State in such form as required by, and executed in accordance with, the applicable provisions of the DLLCA and (iii) any other filings, recordings or publications required, if any, under the MBCA and the DLLCA in connection with the Merger. The Merger shall become effective at the time that the Certificates of Merger have been accepted for filing by the Michigan LARA and the Delaware Secretary of State, or at such other time as Titanium and Silver shall agree in writing and specify in the Certificates of Merger (the time the Merger becomes effective being the “Effective Time”), it being understood and agreed that the Parties shall cause the Effective Time to occur promptly following the Partnership Merger Effective Time and immediately following the completion of the steps set forth in the first sentence of Section 6.08.

(b)            Partnership Merger Effective Time. On the terms and subject to the conditions of this Agreement, at the Closing, the applicable Parties shall cause to be filed (i) a certificate of merger with respect to the Partnership Merger (the “Partnership Certificate of Merger”) with the Delaware Secretary of State, in such form as required by, and executed in accordance with, the applicable provisions of the DRULPA and the DLLCA and (ii) any other filings, recordings or publications required, if any, under the DRULPA and the DLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective at the time that the Partnership Certificate of Merger has been accepted for filing by the Delaware Secretary of State, or at such other time as Titanium and Silver shall agree in writing and specify in the Partnership Certificate of Merger (the time the Partnership Merger becomes effective being the “Partnership Merger Effective Time”).

(c)            LLC Conversion Effective Time. On the terms and subject to the conditions of this Agreement, at the Closing, the applicable Parties shall cause to be filed (i) a certificate of conversion with respect to the LLC Conversion (the “Certificate of Conversion”) with the Delaware Secretary of State, in such form as required by, and executed in accordance with, the applicable provisions of the DRULPA and the DLLCA, (ii) a certificate of formation with respect to the Reorganized Titanium Operating Company (the “Certificate of Formation”) with the Delaware Secretary of State, in such form as required by, and executed in accordance with, the applicable provisions of the DLLCA and (iii) any other filings, recordings or publications required, if any, under the DRULPA and the DLLCA in connection with the LLC Conversion. The LLC Conversion shall become effective at the time that the Certificate of Conversion and Certificate of Formation have been accepted for filing by the Delaware Secretary of State, or at such other time as Titanium and Silver shall agree in writing and specify in the Certificate of Conversion (the time the LLC Conversion becomes effective being the “LLC Conversion Effective Time”), it being understood and agreed that the Parties shall cause the LLC Conversion Effective Time to occur immediately following the Partnership Merger Effective Time.

Section 1.04          Organizational Documents.

(a)            At the Effective Time, the limited liability company agreement of Surviving Titanium shall be in the form attached as Exhibit A (the “Surviving Titanium Limited Liability Company Agreement”), with such changes as may be agreed in writing between Silver and Titanium prior to the Effective Time, until thereafter amended in accordance with Applicable Law and the applicable provisions of such limited liability company agreement.

(b)            At the Partnership Merger Effective Time, the limited partnership agreement of Titanium OP as in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of Surviving Titanium OP, with such changes as may be agreed in writing between Silver and Titanium prior to the Effective Time, until thereafter amended in accordance with Applicable Law and the applicable provisions of such limited partnership agreement.

(c)            At the LLC Conversion Effective Time, the operating agreement of Reorganized Titanium Operating Company shall be in the form attached as Exhibit B (the “Reorganized Titanium Operating Company Operating Agreement”), with such changes as may be agreed in writing among Silver, Titanium and the other Persons that will be parties thereto prior to the Effective Time, until thereafter amended in accordance with Applicable Law and the applicable provisions of such operating agreement.

Section 1.05          Managers and Officers.

(a)            From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the sole managing member of Silver Merger Sub 1 immediately prior to the Effective Time shall be the sole managing member of Surviving Titanium and (ii) the officers of Merger Sub 1 immediately prior to the Effective Time shall be the officers of Surviving Titanium.

(b)            From and after the Partnership Merger Effective Time, until the earlier of such time as successors are duly elected or appointed and qualified in accordance with Applicable Law or the LLC Conversion Effective Time, (i) the general partner of Titanium OP immediately prior to the Partnership Merger Effective Time shall be the general partner of Surviving Titanium OP and (ii) the officers and authorized signatories of Titanium OP immediately prior to the Partnership Merger Effective Time shall be the officers and authorized signatories of Surviving Titanium OP.

(c)            From and after the LLC Conversion Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law and the Reorganized Titanium Operating Company Operating Agreement, the directors, officers and authorized signatories of the Reorganized Titanium Operating Company shall be those set forth in or selected pursuant to the Reorganized Titanium Operating Company Operating Agreement.

Article II.

Effect of the Transactions

Section 2.01           Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any securities of the Parties:

(a)            Limited Liability Company Interests of Silver Merger Sub 1. Each limited liability company interest of Silver Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall remain as an issued and outstanding limited liability company interest of Surviving Titanium and shall constitute the only outstanding limited liability company interests of Surviving Titanium.

(b)            Excluded Shares of Titanium Common Stock. Each share of Titanium Common Stock that is owned by Titanium as treasury stock, by any direct or indirect wholly owned Subsidiary of Titanium, by any of the Silver Parties or by any direct or indirect wholly owned Subsidiary of any of the Silver Parties immediately prior to the Effective Time (collectively, the “Excluded Titanium Common Stock”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)            Titanium Common Stock. Subject to Section 2.04, each share of Titanium Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Excluded Titanium Common Stock) shall be cancelled and shall cease to exist and shall be converted into the right to receive $43.00 in cash (the “Titanium Common Stock Merger Consideration”) payable to the holder thereof, without interest. All such shares of Titanium Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Titanium Common Stock shall cease to have any rights with respect thereto, except the right to receive the Titanium Common Stock Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such certificate (or evidence of shares in book-entry form) in accordance with Section 2.04, without interest. For the avoidance of doubt, any Titanium DSUs, Titanium RSU Awards or Titanium PSU Awards that have vested and have been settled in shares of Titanium Common Stock prior to Closing (that is, other than those that are outstanding and unvested immediately prior to Closing and vest pursuant to Section 2.05, which shall be governed by Section 2.05) will constitute Titanium Common Stock converted pursuant to this provision.

(d)            Titanium Series B Preferred Stock. Subject to Section 2.04, each share of Titanium Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist and shall be converted into the right to receive an amount of cash equal to the Titanium Common Stock Merger Consideration divided by 14,000 (collectively, the “Titanium Series B Merger Consideration”) payable to the holder thereof, without interest. All such shares of Titanium Series B Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Titanium Series B Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Titanium Series B Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such certificate (or evidence of shares in book-entry form) in accordance with Section 2.04, without interest.

(e)            Adjustments. Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time the outstanding shares of Titanium Common Stock or Titanium Series B Preferred Stock, or securities convertible or exchangeable into shares of Titanium Common Stock or Titanium Series B Preferred Stock, in each case shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Titanium Common Stock Merger Consideration and/or the Titanium Series B Merger Consideration, as applicable, will be appropriately adjusted to reflect that change; provided that nothing in this Section 2.01(e) shall be construed to permit any Party or its Subsidiaries to take any action that is otherwise prohibited by this Agreement.

Section 2.02           Effect on Partnership Interests. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any of the Parties or the holder of any securities of the Parties:

(a)            Limited Liability Company Interests in Silver Merger Sub 2. All of the limited liability company interests of Silver Merger Sub 2 issued and outstanding immediately prior to the Partnership Merger Effective Time shall, collectively, be converted into and become a number of units of partnership interest in Surviving Titanium OP (each, a “Surviving Titanium OP Unit”) equal to the sum of (i) the sum of (A) the number of Titanium OP Units owned by the Titanium OP Minority Partners plus (B) the number of Titanium Family Converting Units, in each case issued and outstanding immediately prior to the Partnership Merger Effective Time and that become cancelled in the Partnership Merger as provided in Section 2.02(c) and Section 2.02(d), plus (ii) the number of Acquired Equity Awards, plus (iii) the quotient of the number of shares of Titanium Series B Preferred Stock to be cancelled pursuant to Section 2.01(d) divided by 14,000.

(b)            Titanium OP Units Held by Titanium. Each Titanium OP Unit that is owned by Titanium immediately prior to the Partnership Merger Effective Time (the “General Partner Units”) shall remain outstanding as one Surviving Titanium OP Unit, and no payment shall be made with respect thereto. For the avoidance of doubt, the Surviving Titanium OP Units owned by Titanium following the Partnership Merger Effective Time shall equal the number of shares of Titanium Common Stock to be cancelled pursuant to Section 2.01(c).

(c)            Titanium OP Units Held by Titanium OP Minority Partners. Subject to Section 2.04, each Titanium OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time owned by a holder of Titanium OP Units other than Surviving Titanium and the Titanium Family (each such holder, a “Titanium OP Minority Partner”) shall be converted into, at the election of the holder thereof (which election must be made no later than ten (10) Business Days following the delivery of the procedures for such election by Silver OP to such holders, which procedures shall be subject to Titanium’s approval (which approval shall not be unreasonably withheld, conditioned or delayed) and shall be provided to such holders no later than twenty (20) Business Days prior to the Partnership Merger Effective Time), either (i) the Titanium Common Stock Merger Consideration (the “Cash Partnership Merger Consideration”) or (ii) a number of Silver OP Units newly and validly issued for such purpose (the “New Silver OP Units”) equal to the OP Exchange Ratio (the “OP Unit Partnership Merger Consideration” and, together with the Cash Partnership Merger Consideration, as applicable, the “Minority OP Partners Partnership Merger Consideration”), in each case, without interest; provided, that if a Titanium OP Minority Partner does not qualify as an accredited investor as defined in Rule 501 of the Securities Act or does not make a valid and timely election as provided above or does not deliver the applicable executed joinder to the Silver OP Agreement as provided below, such Titanium OP Minority Partner shall be deemed to have elected to receive the Cash Partnership Merger Consideration pursuant to clause (i) above. Each Titanium OP Minority Partner who receives New Silver OP Units shall be admitted as a limited partner of Silver OP in accordance with the terms of the Silver OP Agreement upon delivery of an executed joinder agreement substantially in the form attached hereto as Exhibit C. For the avoidance of doubt, any Titanium OP Incentive Units that have vested and have been settled in Titanium OP Units prior to Closing (that is, other than those that are outstanding immediately prior to Closing and vest pursuant to Section 2.02(e), which shall be governed by Section 2.02(e)) will constitute Titanium OP Units held by Titanium OP Minority Partners converted pursuant to this provision.

(d)            Titanium OP Units Held by the Titanium Family. A number of Titanium OP Units owned by the Titanium Family (with the allocation of such Titanium OP Units among certain or all members of the Titanium Family to be determined by the Titanium Family Representative prior to the Effective Time) immediately prior to the Partnership Merger Effective Time that results in the Titanium Family owning 20% of the outstanding Surviving Titanium OP Units (assuming, for purposes of this calculation, that Titanium OP Units issuable under the Option Deferral Agreement are outstanding Surviving Titanium OP Units) immediately following the Partnership Merger Effective Time (such Titanium OP Units, the “Titanium Family Remaining Units,” and together with the General Partner Units, the “Excluded Titanium OP Units”) shall remain outstanding as Surviving Titanium OP Units, no payment shall be made with respect thereto, and the holders of such Surviving Titanium OP Units (which holders shall be determined by the Titanium Family Representative prior to the Effective Time) shall remain as general or limited partners (as applicable) of Surviving Titanium OP. Subject to Section 2.04, all Titanium OP Units owned by the Titanium Family immediately prior to the Partnership Merger Effective Time other than the Titanium Family Remaining Units (such Titanium OP Units, the “Titanium Family Converting Units”) shall be converted into the Cash Partnership Merger Consideration (the “Titanium Family Partnership Merger Consideration” and, together with the Minority OP Partners Partnership Merger Consideration, the “Partnership Merger Consideration”), without interest. Schedule I sets forth an illustration of the calculation described in the first sentence of this Section 2.02(d) and the effect of the LLC Conversion described in Section 2.03 and the other related transactions contemplated by this Article II based on information available as of the date of the Original Merger Agreement (and, for the avoidance of doubt, without giving effect to the change in consideration effected by this Agreement compared to the Original Merger Agreement).

(e)            Titanium OP Incentive Units. Subject to Section 2.04, each Titanium OP Incentive Unit that is issued and outstanding immediately prior to the Partnership Merger Effective Time which by its terms as in effect on the date hereof vests or is eligible to become vested in connection with the Effective Time shall (i) to the extent not already vested, become vested (treating for this purpose any performance-based vesting condition to which such Titanium OP Incentive Unit remains subject as having been attained based on the level of Actual Performance through the Effective Time or Target Performance, whichever is greater) and (ii) be converted, immediately prior to the Partnership Merger Effective Time, into an outstanding Titanium OP Unit in accordance with the Titanium Stock Plan pursuant to which such Titanium OP Incentive Unit was granted, which shall then be treated in the same manner (and having the right to the same election) as all other Titanium OP Units in accordance with Section 2.02(c) above (the Cash Partnership Merger Consideration and/or the OP Unit Partnership Merger Consideration, as applicable, payable with respect thereto, the “Incentive Unit Merger Consideration”). Any Incentive Unit Merger Consideration payable with respect to Titanium OP Incentive Units shall be paid out of the Exchange Fund in accordance with Section 2.04. The portion of any such Titanium OP Incentive Unit that does not become vested following the determination of performance as set forth in this Section 2.02(e) shall be cancelled and forfeited immediately prior to the Effective Time without consideration therefor.

(f)            Treatment of Units. All Titanium OP Units converted into the applicable Partnership Merger Consideration, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of units in book-entry form) that immediately prior to the Partnership Merger Effective Time represented any such Titanium OP Units shall cease to have any rights with respect thereto, except the right to receive the applicable Partnership Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such certificate (or evidence of shares in book-entry form) as provided herein, without interest.

(g)            Adjustments. Notwithstanding the foregoing, if between the date of this Agreement and the Partnership Merger Effective Time the outstanding Silver Common Stock, Silver OP Units, Titanium OP Units or Titanium OP Incentive Units shall have been changed into a different number of units or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange of units, or any similar event shall have occurred, then the Minority OP Partners Partnership Merger Consideration, and/or the Titanium Family Partnership Merger Consideration, and/or the Incentive Unit Merger Consideration, as applicable, will be appropriately adjusted to provide to the holders of Silver OP Units, Titanium OP Units and/or Titanium OP Incentive Units the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.02(g) shall be construed to permit any Party or its Subsidiaries to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.03           Effect of LLC Conversion. At the LLC Conversion Effective Time, by virtue of the LLC Conversion and without any action on the part of any of the Parties or the holder of any securities of the Parties:

(a)            Interests of the Titanium Family. Each Surviving Titanium OP Unit held by the Titanium Family immediately prior to the LLC Conversion Effective Time shall be automatically converted into one Reorganized Titanium OP Unit, such that the Titanium Family will hold 20% of the Reorganized Titanium OP Units (assuming, for purposes of this calculation, that Reorganized Titanium OP Units issuable under the Option Deferral Agreement are outstanding Reorganized Titanium OP Units), and each applicable member of the Titanium Family shall become a member of the Reorganized Titanium Operating Company.

(b)            Interests of Titanium. Each Surviving Titanium OP Unit held by Titanium immediately prior to the LLC Conversion Effective Time shall be automatically converted into one Reorganized Titanium OP Unit, such that Titanium and Silver Merger Sub 1 will collectively hold 80% of Reorganized Titanium OP Units (assuming, for purposes of this calculation, that Reorganized Titanium OP Units issuable under the Option Deferral Agreement are outstanding Reorganized Titanium OP Units), and Surviving Titanium shall become a member of the Reorganized Titanium Operating Company.

Section 2.04           Exchange of Certificates.

(a)            Exchange Agent. Prior to the Partnership Merger Effective Time, Silver shall appoint a bank or trust company reasonably acceptable to Titanium to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Silver shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates (or evidence of shares or units in book-entry form) (collectively, “Certificates”) which immediately prior to the Effective Time represented shares of Titanium Common Stock (other than any shares of Excluded Titanium Common Stock) or shares of Titanium Series B Preferred Stock, or which immediately prior to the Partnership Merger Effective Time represented Titanium OP Units (other than the Excluded Titanium OP Units) and Titanium OP Incentive Units, for exchange in accordance with this Article II through the Exchange Agent, (i) certificates (or, at Silver OP’s option, evidence of units in book-entry form) representing the New Silver OP Units issuable pursuant to Section 2.02(c) to be issued as OP Unit Partnership Merger Consideration and (ii) by wire transfer of immediately available funds, an amount in cash sufficient to pay the aggregate cash portion of the Titanium Common Stock Merger Consideration, Titanium Series B Merger Consideration, Minority OP Partners Partnership Merger Consideration, Titanium Family Partnership Merger Consideration and Incentive Unit Merger Consideration, and any cash in respect of any dividends or other distributions pursuant to Section 2.04(d) (all such New Silver OP Units and cash deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”).

(b)            Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (and in any event within three Business Days after the Effective Time), Silver shall cause the Exchange Agent to mail to each holder of record immediately prior to the Effective Time or the Partnership Merger Effective Time, as applicable, of Titanium Common Stock (other than any share of Excluded Titanium Common Stock), Titanium Series B Preferred Stock, Titanium Family Converting Units, Titanium OP Units held by Titanium OP Minority Partners and Titanium OP Incentive Units, a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares or units held in book-entry form) as Silver may specify, subject to Titanium’s reasonable approval, and shall be prepared prior to the Closing), together with instructions thereto (it being understood that if the Exchange Agent does not customarily require a Letter of Transmittal with respect to book-entry shares, no Letter of Transmittal shall be required to be mailed to such holders pursuant to this Section 2.04(b)).

(c)            Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Titanium Common Stock, shares of Titanium Series B Preferred Stock, Titanium OP Units and Titanium OP Incentive Units represented by a certificate, the surrender of such certificate for cancellation to the Exchange Agent or (ii) in the case of shares of Titanium Common Stock, shares of Titanium Series B Preferred Stock, Titanium OP Units and Titanium OP Incentive Units held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto (unless a Letter of Transmittal is not customarily required by the Exchange Agent with respect to book-entry shares), and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares or units shall be entitled to receive in exchange therefor (x) (A) the Titanium Common Stock Merger Consideration into which such shares of Titanium Common Stock have been converted pursuant to Section 2.01(c), (B) the Titanium Series B Merger Consideration into which such shares of Titanium Series B Preferred Stock have been converted pursuant to Section 2.01(d), (C) the Minority OP Partners Partnership Merger Consideration into which such Titanium OP Units held by Titanium OP Minority Partners have been converted pursuant to Section 2.02(c) and/or Section 2.02(e), as applicable, (D) the Titanium Family Partnership Merger Consideration into which such Titanium Family Converting Units have been converted pursuant to Section 2.02(d), or (E) the Cash Partnership Merger Consideration into which such Titanium OP Incentive Units have been converted pursuant to Section 2.02(e) and (y) any cash in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.04(d). In the event of a transfer of ownership of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium OP Units or Titanium OP Incentive Units that is not registered in the transfer records of Titanium or Titanium OP, as applicable, the applicable Merger Consideration (and cash in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.04(d)) may be issued to a transferee if the Certificate representing such Titanium Common Stock, Titanium Series B Preferred Stock, Titanium OP Units or Titanium OP Incentive Units (including, if such Titanium Common Stock, Titanium Series B Preferred Stock, Titanium OP Units or Titanium OP Incentive Units is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock or other transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.04(c), each share of Titanium Common Stock and share of Titanium Series B Preferred Stock, from and after the Effective Time, and each Titanium OP Unit and Titanium OP Incentive Unit, from and after the Partnership Merger Effective Time, and any Certificate with respect thereto, in each case shall be deemed to represent only the right to receive upon such surrender the applicable Merger Consideration that the holders of shares of Titanium Common Stock, shares of Titanium Series B Preferred Stock, Titanium OP Units and Titanium OP Incentive Units are entitled to receive in respect of such shares or units pursuant to Section 2.01(c), Section 2.01(d), Section 2.02(c), Section 2.02(d) and Section 2.02(e), as applicable (and cash in respect of any dividends or other distributions pursuant to Section 2.04(d)).

(d)            Treatment of Unexchanged Units. No dividends or other distributions declared or made with respect to New Silver OP Units with a record date after the Partnership Merger Effective Time, as applicable, shall be paid to the holder of any unsurrendered Certificate with respect to the New Silver OP Units issuable upon surrender thereof, and no cash payment with respect to the Merger Consideration shall be paid to any such holder, until the surrender of such Certificate in accordance with this Article II. Subject to Tax or other Applicable Law, following surrender of such Certificate, there shall be paid to the holder of the certificate (or evidence of shares in book-entry form) representing whole New Silver OP Units issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions declared on the New Silver OP Units with a record date after the Partnership Merger Effective Time, as applicable, and a payment date prior to such surrender that is payable with respect to such whole New Silver OP Units, as applicable, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Partnership Merger Effective Time, as applicable, and a payment date subsequent to such surrender payable with respect to such whole New Silver OP Units.

(e)            Transfers of Shares. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of Surviving Titanium of shares of Titanium Common Stock or shares of Titanium Series B Preferred Stock that were outstanding immediately prior to the Effective Time, and from and after the Partnership Merger Effective Time, there shall be no further registration of transfers on the transfer books of Surviving Titanium OP of Titanium OP Units (other than Excluded Titanium OP Units and General Partner Units deemed transferred pursuant to the Merger) that were outstanding immediately prior to the Partnership Merger Effective Time.

(f)            No Fractional Units. No certificates or scrip representing fractional New Silver OP Units shall be issued upon the conversion of Titanium OP Units or Titanium OP Incentive Units pursuant to Section 2.02. Notwithstanding any other provision of this Agreement, each fraction of a New Silver OP Unit that would otherwise be issued to any holder of Titanium OP Units or Titanium OP Incentive Units converted in the Partnership Merger pursuant to Section 2.02(c), Section 2.02(d) and Section 2.02(e), as applicable (after taking into account all Titanium OP Units or Titanium OP Incentive Units exchanged by such holder) shall be rounded up to a whole New Silver OP Unit.

(g)            Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium OP Units, or Titanium OP Incentive Units for twelve (12) months after the Effective Time or the Partnership Merger Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), as applicable, shall be delivered to Silver or its designee, and any holder of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium OP Units or Titanium OP Incentive Units who has not theretofore complied with this Article II shall thereafter look only to Silver for payment of its claim for Merger Consideration and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h)            Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund if and as directed by Silver; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion, and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to, and be the property of, Silver. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any shareholder of Titanium or unitholder of Titanium OP to receive the applicable Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Silver shall reasonably promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

(i)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Silver, the posting by such Person of a bond, in such reasonable and customary amount as Silver may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the applicable Merger Consideration and any dividends and distributions on such Certificate, in each case deliverable in respect thereof pursuant to this Agreement.

(j)            Dividends and Distributions. In the event that (i) a dividend or distribution with respect to the shares of Titanium Common Stock permitted under the terms of this Agreement has (A) a record date prior to the Effective Time and (B) has not been paid as of the Effective Time, or (ii) a dividend or distribution with respect to the Titanium OP Units permitted under the terms of this Agreement has (A) a record date prior to the Partnership Merger Effective Time and (B) has not been paid as of the Partnership Merger Effective Time, then, in each case, the holders of shares of Titanium Common Stock or the holders of Titanium OP Units, as applicable, shall be entitled to receive such dividend or distribution from Titanium or Titanium OP, as applicable, as of immediately prior to the time such shares or units are exchanged pursuant to this Article II.

(k)            No Dissenters’ or Appraisal Rights. No dissenters’ or appraisal rights will be available with respect to the Transactions, including any right to receive notice with respect to dissenters’ rights under Section 703a of the MBCA, any right or remedy under Sections 762 et seq. of the MBCA, any dissenters’ or appraisal rights under the DRULPA or any dissenters’ or appraisal rights under the Titanium OP Agreement.

Section 2.05           Treatment of Titanium Equity Awards. Prior to the Effective Time, the Titanium Board (or, if appropriate, any duly authorized committee administering any Titanium Stock Plan) will take all actions as it deems necessary or appropriate to give effect to this Section 2.05 to provide that, other than as agreed to in writing between Titanium and a holder of each Titanium Equity Award:

(a)          Titanium RSU Awards and Titanium DSUs. Except as otherwise provided in Section 2.05(c), immediately prior to, and conditioned upon the occurrence of, the Effective Time, each Titanium RSU Award, other than a Titanium 2020 Equity Award, that is then outstanding and which by its terms as in effect on the date hereof vests in full in connection with the Effective Time, and each Titanium DSU, shall, without any action by the holder thereof, become vested in full (as applicable) and shall be converted into the right of the holder thereof to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Titanium Common Stock subject to such Titanium RSU Award or Titanium DSU, as applicable, and (ii) the Titanium Common Stock Merger Consideration. Any Titanium Common Stock Merger Consideration payable with respect such Titanium RSU Awards and Titanium DSUs shall be paid as soon as practicable, and in any event within five (5) Business Days, following the Effective Time and subject to any required withholding taxes. Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Titanium RSU Awards or Titanium DSUs which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Titanium RSU Awards or Titanium DSUs if required in order to comply with Section 409A of the Code.

(b)          Titanium PSU Awards. Immediately prior to, and conditioned upon the occurrence of, the Effective Time, each Titanium PSU Award, other than a Titanium 2020 Equity Award, that is then outstanding which by its terms as in effect on the date hereof is eligible to become vested in connection with the Effective Time shall, without any action by the holder thereof, become vested (determined based on the level of Actual Performance or Target Performance, whichever is greater) and shall be converted into the right of the holder thereof to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Titanium Common Stock subject to the vested portion of such Titanium PSU Award and (ii) the Titanium Common Stock Merger Consideration. Any Titanium Common Stock Merger Consideration payable with respect to such Titanium PSU Awards shall be paid as soon as practicable, and in any event within five (5) Business Days, following the Effective Time and subject to any required withholding taxes. Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Titanium PSU Awards which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Titanium PSU Awards if required in order to comply with Section 409A of the Code. The portion of such Titanium PSU Award described in this Section 2.05(b) that does not become vested following the determination of performance as set forth in this Section 2.05(b) shall be cancelled and forfeited immediately prior to the Effective Time without consideration therefor.

(c)           Substitute Titanium RSU and PSU Awards.

(i)            Notwithstanding anything to the contrary contained in this Agreement, in the case of any Titanium RSU Award and any Titanium PSU Award, in each case other than a Titanium 2020 Equity Award, that is outstanding immediately prior to the Effective Time which is not, by its terms, eligible to become vested upon the Effective Time, such Titanium RSU Award or Titanium PSU Award shall, immediately prior to the Effective Time, without any action by the holder thereof, be cancelled and shall be converted into a substitute award in respect thereof, in accordance with the terms of the applicable Titanium Stock Plan (assuming, for any applicable Titanium PSU Award, achievement of performance conditions at the greater of Target Performance or Actual Performance) (a “Substitute Award”), which Substitute Award shall constitute a right to receive, on a per share basis with respect to the portion of such Substitute Award that vests, a cash payment payable by Reorganized Titanium Operating Company equal to the Titanium Common Stock Merger Consideration (the “Titanium RSU/PSU Cash Amount”). Each Substitute Award shall continue to be subject to the same service-vesting schedule that applied to the original Titanium RSU Award or Titanium PSU Award to which it relates (with any Substitute Award granted in respect of a Titanium PSU Award vesting solely subject to service conditions being satisfied through the end of the originally scheduled performance period (or as otherwise provided in accordance with the terms of the applicable Titanium Stock Plan and applicable Titanium PSU Award agreement)), and the applicable Titanium RSU/PSU Cash Amount that vests and becomes payable shall be paid at such time as the previously corresponding share of Titanium Common Stock would otherwise have become vested and deliverable under the applicable Titanium RSU Award or Titanium PSU Award in accordance with its original service vesting schedule.

(ii)            Notwithstanding anything to the contrary contained in this Agreement, in the case of any Titanium RSU Award and any Titanium PSU Award, in each case that is a Titanium 2020 Equity Award and that is outstanding immediately prior to the Effective Time, such Titanium RSU Award or Titanium PSU Award shall, immediately prior to the Effective Time, without any action by the holder thereof, be cancelled and shall be converted into a substitute award in respect thereof, in accordance with the terms of the applicable Titanium Stock Plan (a “2020 Substitute Award”), which 2020 Substitute Award shall constitute a right to receive, on a per share basis with respect to the portion of such Substitute Award that vests, a cash payment payable by Reorganized Titanium Operating Company equal to the Titanium RSU/PSU Cash Amount. Each 2020 Substitute Award shall continue to be subject to the same vesting schedule that applied to the original Titanium RSU Award or Titanium PSU Award to which it relates, and the applicable Titanium RSU/PSU Cash Amount that vests and becomes payable shall be paid at such time as the previously corresponding share of Titanium Common Stock would otherwise have become vested and deliverable under the applicable Titanium RSU Award or Titanium PSU Award in accordance with its original vesting schedule.

(d)            Treatment of Titanium DERs. Conditioned upon the occurrence of the Effective Time, upon the Effective Time: (i) each Titanium DER that relates to a then outstanding Titanium RSU Award or Titanium PSU Award, in each case other than a Titanium 2020 Equity Award, and which by its terms (A) is, as of immediately prior to the Effective Time, already vested, or (B) is eligible to become vested in connection with the Effective Time, shall, without any action by the holder thereof, become vested (to the extent not previously vested) to the same extent as the Titanium RSU Award or Titanium PSU Award to which such Titanium DER relates in accordance with Section 2.05(a) or Section 2.05(b) above, as applicable, and in each case of (A) and (B) shall, to the extent not theretofore paid, become immediately due and payable in accordance with its terms and, upon payment in full thereof in accordance with its terms, shall be cancelled as of the Effective Time; and (ii) in the case of any Titanium DER that relates to a then outstanding Titanium RSU Award or Titanium PSU Award, in each case including any Titanium 2020 Equity Award, which is not, by its terms, eligible to become vested upon the Effective Time, such Titanium DER shall, immediately prior to the Effective Time, without any action by the holder thereof, be cancelled and shall be converted into a Substitute DER. For the avoidance of doubt, any payment in respect of any Titanium DER which immediately prior to the cancellation thereof was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Titanium DER (or Substitute DER, as applicable) if required in order to comply with Section 409A of the Code.

(e)            Necessary Actions. Titanium shall use reasonable best efforts to, prior to the Effective Time, take or cause to be taken all actions as are necessary to give effect to the transactions contemplated by this Section 2.05. Titanium shall provide Silver the opportunity to review and provide comments with respect to any written materials with respect thereto in advance of their adoption or distribution to holders of Titanium Equity Awards, which comments shall be considered and taken into account by the Titanium in good faith.

(f)            Option Deferral Agreement. At the LLC Conversion Effective Time, the Option Deferral Agreement shall be deemed to be amended so that each Option Deferred Unit shall represent the right to receive, following the LLC Conversion Effective Time, one Reorganized Titanium OP Unit (“Reorganized Titanium OP Deferred Unit”), with such Reorganized Titanium OP Deferred Unit remaining subject to all other terms and conditions of the Option Deferral Agreement (including the continued right to receive distributions in the same manner and in the same amount as received by any other Reorganized Titanium OP Unit). Notwithstanding anything herein to the contrary, the parties to the Option Deferral Agreement shall be permitted to amend the Option Deferral Agreement to give effect to this Section 2.05(f).

(g)            Funding of Closing Payments. At or prior to the Effective Time, Silver shall deposit, or cause to be deposited, with Titanium OP or a Subsidiary thereof, for the benefit of the holders of the applicable Titanium RSU Awards, Titanium PSU Awards and Titanium DSUs, by wire transfer of immediately available funds, an amount in cash equal to the sum of (i) the aggregate amount of Titanium Common Stock Merger Consideration payable with respect to Titanium RSU Awards and Titanium DSUs pursuant to Section 2.05(a), plus (ii) the aggregate amount of Titanium Common Stock Merger Consideration payable with respect to Titanium PSU Awards pursuant to Section 2.05(b), plus (iii) the aggregate amount payable with respect to Titanium DERs pursuant to Section 2.05(d)(i).

Section 2.06          Treatment of Titanium Series J and Series K Preferred Stock. On the Closing Date, each share of Titanium Series J Preferred Stock and each share of Titanium Series K Preferred Stock issued and outstanding immediately prior to the Effective Time shall be redeemed in accordance with the terms of Section 6.08, and from and after the Effective Time, shall no longer be deemed outstanding and all rights of the holders of such shares shall terminate, except the right to receive the redemption price therefor plus all accumulated and unpaid dividends thereon, without interest.

Section 2.07       Withholding Rights. Each of Silver and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium Series J Preferred Stock, Titanium Series K Preferred Stock, Titanium DSUs, Titanium RSU Awards, Titanium PSU Awards, Titanium OP Units, or Titanium OP Incentive Units pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax law. Amounts so withheld and timely paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium Series J Preferred Stock, Titanium Series K Preferred Stock, Titanium DSUs, Titanium RSU Awards, Titanium PSU Awards, Titanium OP Units, or Titanium OP Incentive Units in respect of which such deduction or withholding was made. In the event that Silver or the Exchange Agent determines that withholding is required, Silver or the Exchange Agent shall use commercially reasonable efforts to notify Titanium in advance and the Parties shall cooperate in good faith to reduce or minimize such withholding to the maximum extent permitted by Applicable Law.

Article III.

Representations and Warranties of the Titanium Parties

The Titanium Parties jointly and severally represent and warrant to the Silver Parties that, except (a) as disclosed in the Titanium SEC Documents publicly available at least two (2) Business Days prior to the date of this Agreement (other than (i) with respect to Titanium SEC Documents filed with or furnished to the SEC by Titanium prior to January 1, 2019, any exhibits or schedules thereto, or any documents incorporated by reference therein, and (ii) any risk factor disclosures contained in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other section to the extent there are forward looking, cautionary or predictive statements therein; it being understood that any historical factual information contained within such headings, disclosure or statements shall not be excluded) or (b) in the disclosure letter delivered by Titanium to Silver contemporaneously with the execution and delivery by the Titanium Parties of the Original Merger Agreement as updated by the supplement (the “Disclosure Supplement”) thereto delivered contemporaneously with the execution and delivery by the Titanium Parties of this Agreement (the “Titanium Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Titanium Disclosure Letter with respect to this Article III shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Article III to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 3.01       Qualification, Organization, Subsidiaries, etc. Titanium is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority has not had, and would not reasonably be expected to have a Titanium Material Adverse Effect. Titanium OP is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Titanium Material Adverse Effect. Each of Titanium’s Subsidiaries (other than Titanium OP) is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Titanium Material Adverse Effect. Each of Titanium, Titanium OP and their respective Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Titanium Material Adverse Effect. Titanium and Titanium OP have made available to Silver true, correct and complete copies of their respective Organizational Documents, each as amended as of the date hereof, and are not in violation of any of the provisions of such Organizational Documents.

Section 3.02           Authority; Execution and Delivery; Enforceability; Ownership Restrictions.

(a)           Titanium has all requisite corporate power and authority, and Titanium OP has all requisite limited partnership power and authority, to execute and deliver this Agreement, to perform and comply with its covenants and obligations hereunder and to consummate the Transactions, subject, in the case of the Merger, to the receipt of Titanium Shareholder Approval, and in the case of the Partnership Merger and the LLC Conversion, to the receipt of Titanium OP Approval.

(b)            The Titanium Board, acting upon the unanimous recommendation of the Titanium Special Committee, has (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, Titanium and the Titanium Shareholders; (ii) adopted and approved this Agreement and the Transactions; (iii) subject to Section 5.02, resolved to recommend that the Titanium Shareholders adopt and approve this Agreement; and (iv) directed that this Agreement be submitted to the Titanium Shareholders and holders of Titanium Series B Preferred Stock for their adoption and approval (the “Titanium Board Recommendation”). Titanium, in its capacity as the general partner of Titanium OP, has taken all actions required for the execution of this Agreement by Titanium OP and to approve the consummation by Titanium OP of the Transactions. The Titanium Board, acting upon the unanimous recommendation of the Titanium Special Committee, has directed that Titanium submit the adoption and approval of this Agreement to a vote at a special meeting of the shareholders of Titanium in accordance with the terms of this Agreement (the “Titanium Shareholders Meeting”). Except for Titanium Shareholder Approval and the Titanium OP Approval, no other corporate or other similar proceedings on the part of the Titanium Parties are necessary to authorize or adopt or approve this Agreement or to consummate the Transactions (except for the filing of (A) the Michigan Certificate of Merger and the Delaware Certificate of Merger with the Michigan LARA and the Delaware Secretary of State, respectively, (B) the Partnership Certificate of Merger with the Delaware Secretary of State, and (C) the Certificate of Conversion and the Certificate of Formation with the Delaware Secretary of State). Each of the Titanium Parties has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Silver Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

(c)            Assuming the representation and warranty set forth in Section 4.09 is true and correct in all respects, (i) the Titanium Board, acting upon the unanimous recommendation of the Titanium Special Committee, has adopted a resolution pursuant to Section 782(1) of the MBCA to exempt the Silver Parties and their existing or future Affiliates from the requirements of Section 780 of the MBCA related to “interested shareholders” (as defined in Section 778 of the MBCA) with respect to the Transactions (the “Section 782 Exemption Resolution”) and (ii) no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation (collectively, “Takeover Laws”) applies with respect to this Agreement and the Transactions. The Titanium Board, acting upon the unanimous recommendation of the Titanium Special Committee, has adopted a resolution determining that none of the execution and delivery of this Agreement or the Voting Agreement or the performance of any of the obligations or agreements contemplated hereby and thereby, including the consummation of the Transactions (including the Merger), assuming no breach or default of such agreements by the Titanium Family, will result in any Person in the Titanium Family having Beneficial Ownership or Constructive Ownership (as such terms are defined in the Titanium Charter) of more than 8.23% of the value of the outstanding Titanium Common Stock and Titanium Series B Preferred Stock, in aggregate, or otherwise result in any Capital Stock (as defined in the Titanium Charter) held by the Titanium Family being deemed Excess Stock (as defined in the Titanium Charter) (the “Ownership Resolution”). No action has been taken, whether pursuant to Section 782(2) of the MBCA or otherwise, by the Titanium Board to amend, alter or repeal the Section 782 Exemption Resolution or the Ownership Resolution.

Section 3.03           Capital Structure.

(a)            The authorized capital stock of Titanium consists of (i) 250,000,000 shares of Titanium Common Stock and (ii) 250,000,000 shares of preferred stock, of which 40,000,000 shares are designated as Series B Non-Participating Convertible Preferred Stock, 0.001 par value per share (the “Titanium Series B Preferred Stock”), 7,700,000 shares are designated as Series J Cumulative Redeemable Preferred Stock, no par value (the “Titanium Series J Preferred Stock”), and 6,800,000 shares are designated as Series K Cumulative Redeemable Preferred Stock, no par value (the “Titanium Series K Preferred Stock” and, together with the Titanium Common Stock, the Titanium Series B Preferred Stock and the Titanium Series J Preferred Stock, the “Titanium Capital Stock”). At the close of business on February 6, 2020 (the “Capitalization Date”), (1) 61,237,420 shares of Titanium Common Stock were issued and outstanding, (2) 26,398,473 shares of Titanium Series B Preferred Stock were issued and outstanding, (3) 7,700,000 shares of Titanium Series J Preferred Stock were issued and outstanding, (4) 6,800,000 shares of Titanium Series K Preferred Stock were issued and outstanding and (5) 2,609,728 shares of Titanium Common Stock were reserved and available for issuance pursuant to Titanium Stock Plans, of which (A) 84,466 shares were subject to issuance upon the settlement of outstanding Titanium DSUs, (B) 178,552 shares were subject to issuance upon the settlement of outstanding Titanium RSU Awards, and (C) 176,250 shares were subject to issuance upon the settlement of outstanding Titanium PSU Awards (assuming achievement of any applicable performance conditions at maximum levels). Except as set forth in this Section 3.03(a), Section 3.03(b) or Section 3.03(c), as of the Capitalization Date, there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, Titanium or Titanium OP, (ii) no outstanding securities of Titanium or Titanium OP convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Titanium or Titanium OP, as applicable, (iii) no outstanding options, warrants, calls, subscriptions, rights or other commitments or agreements to acquire from Titanium or any Subsidiary of Titanium, or that obligate Titanium or any Subsidiary of Titanium to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Titanium or Titanium OP, (iv) no obligations of Titanium or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Titanium or Titanium OP, and (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Titanium Securities”).

(b)            Except as set forth in the Titanium Charter, the Titanium By-laws, the Titanium OP Agreement, the Continuing Offer or the Cash Tender Agreement, there are no outstanding agreements of any kind that obligate Titanium or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Titanium Securities (except pursuant to the acquisition by Titanium of shares of Titanium Common Stock for purposes of satisfying Tax withholding obligations with respect to holders of Titanium DSUs, Titanium RSU Awards, Titanium PSU Awards or other equity awards), or that obligate Titanium or any Subsidiary of Titanium to grant, extend or enter into any such agreements relating to any Titanium Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Titanium Securities. Except for the Voting Agreement, the Continuing Offer or the Cash Tender Agreement, neither Titanium nor any of its Subsidiaries is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Titanium Securities or any other agreement relating to the disposition, voting or dividends with respect to any Titanium Securities. All outstanding shares of Titanium Capital Stock, Titanium OP Units and Titanium OP Incentive Units have been duly authorized and validly issued and are fully paid and nonassessable (to the extent such concepts are applicable) and free of preemptive rights. Since the Capitalization Date until the date hereof, neither Titanium nor any of its Subsidiaries has issued any Titanium Securities or incurred any obligation to make any payments based on the price or value of Titanium Securities, other than pursuant to Titanium OP Incentive Units, Titanium DSU, Titanium RSU Awards and Titanium PSU Awards that were outstanding as of the Capitalization Date. Section 3.03(b) of the Titanium Disclosure Letter sets forth the complete and accurate schedule of all outstanding equity, ownership or voting interests of Titanium OP as of the Capitalization Date, including the name of each general partner and limited partner thereof, the number of Titanium OP Units owned by such partner, and the percentage partnership interest represented by such Titanium OP Units.

(c)            At the close of business on the Capitalization Date, (i) 87,653,492 Titanium OP Units were issued and outstanding, of which 61,237,420 Titanium OP Units were owned by Titanium and 26,416,072 Titanium OP Units were owned by Persons other than Titanium, including 24,191,177 Titanium OP Units beneficially owned by the Titanium Family and 2,224,895 Titanium OP Units owned by Persons other than the Titanium Family or Titanium, (ii) 123,251 Titanium OP Incentive Units were issued and outstanding, (iii) preferred equity interests in Titanium OP with a capital account balance of $362,500,000 were issued and outstanding and owned by Titanium and (iv) 871,261.76 Option Deferred Units were issued and outstanding.

(d)            Section 3.03(d) of the Titanium Disclosure Letter sets forth the following information with respect to each Titanium DSU, Titanium RSU Award, Titanium PSU Award, and Titanium OP Incentive Units outstanding as of the date hereof (including under the Option Deferral Agreement): (i) the name of the holder of such Titanium DSU, Titanium RSU Award, Titanium PSU Award and Titanium OP Incentive Units; (ii) the number of shares of Titanium Common Stock subject to such Titanium DSU, Titanium RSU Award and Titanium PSU Award; (iii) the number of Titanium OP Incentive Units held by such holder and the number of shares of Titanium Common Stock with respect to which such Titanium OP Incentive Units would be convertible or exchanged as of the date hereof; (iv) the date on which such Titanium DSU, Titanium RSU Award, Titanium PSU Award and Titanium OP Incentive Units was granted; and (v) the extent to which such Titanium DSU, Titanium RSU Award, Titanium PSU Award and Titanium OP Incentive Units is vested and/or non-forfeitable, as of the date hereof and the times and extent to which such Titanium DSU, Titanium RSU Award and Titanium PSU Award (assuming target level and maximum performance) or Titanium OP Incentive Units is scheduled to become vested and/or non-forfeitable thereafter. All shares of Titanium Common Stock to be issued pursuant to any Titanium DSU, Titanium RSU Award and Titanium PSU Award or upon the redemption of any Titanium OP Incentive Units will be, when issued, duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights.

(e)            Section 3.03(e) of the Titanium Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of Titanium OP that are not, directly or indirectly, wholly-owned by Titanium and all other joint ventures in which Titanium or any of its Subsidiaries owns capital stock, debt securities, or equity securities, and the percentage of such Subsidiary or other joint venture owned, directly or indirectly, by Titanium OP. Except as set forth in Section 3.03(e) of the Titanium Disclosure Letter: (i) none of Titanium or any of its Subsidiaries holds any capital stock, debt securities or equity securities (including any securities convertible into shares or equity interests of) or other capital interests of any Person other than any of the Subsidiaries of Titanium, (ii) each outstanding share of capital stock of or other equity interest in each Subsidiary of Titanium is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Titanium or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens, (iii) there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any Subsidiary of Titanium is a party or by which any Subsidiary of Titanium is bound relating to the issued or unissued capital stock or other equity, ownership or voting interests in such Subsidiary, or securities convertible into or exchangeable for such capital stock or other equity, ownership or voting interests of such Subsidiary, or obligating any Subsidiary of Titanium to issue or sell any shares of its capital stock or other equity, ownership or voting interests, or securities convertible into or exchangeable for such capital stock of, or other equity, ownership or voting interests in, such Subsidiary, (iv) except as would not be material to Titanium and its Subsidiaries, taken as a whole, there are no outstanding contractual obligations of Titanium or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Titanium, other than guarantees by Titanium OP of any indebtedness or other obligations of any Subsidiary of Titanium, (v) none of Titanium’s Subsidiaries owns any Titanium Capital Stock, and (vi) none of Titanium’s Subsidiaries are in material violation of any of their respective Organizational Documents.

Section 3.04           Governmental Authorization; Non-Contravention.

(a)           The execution, delivery and performance by the Titanium Parties of this Agreement and the consummation by the Titanium Parties of the Transactions require no action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of (A) the Michigan Certificate of Merger and the Delaware Certificate of Merger with the Michigan LARA and the Delaware Secretary of State, respectively, (B) the Partnership Certificate of Merger with the Delaware Secretary of State, (C) the Certificate of Conversion and the Certificate of Formation with the Delaware Secretary of State, and (D) filings with or notices to, in each case with respect to qualifications to do business or with respect to potential transfer taxes, the relevant authorities of other states in which any Titanium Party is qualified to do business or where a Subsidiary of Titanium does business, (ii) compliance with any applicable requirements of any applicable Regulatory Law, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal securities laws (including the filing with the SEC of the Proxy Statement and any other filings required under applicable U.S. state or federal securities laws in connection with the Transactions (“Other Filings”)), and (iv) consents, approvals, Orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or materially delay the consummation of the Transactions or have a Titanium Material Adverse Effect.

(b)            The execution, delivery and performance by the Titanium Parties of this Agreement and the consummation of the Transactions, do not and will not (i) assuming the receipt of Titanium Shareholder Approval and Titanium OP Approval, contravene, conflict with, or result in any violation or breach of any provision of Titanium Charter, Titanium By-laws or the Titanium OP Agreement, (ii) assuming compliance with the matters referred to in Section 3.04(a) and the receipt of Titanium Shareholder Approval and Titanium OP Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of Titanium Shareholder Approval and Titanium OP Approval, require any consent or other action by any Person under, constitute a default or other event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Titanium or any of its Subsidiaries is entitled under, any provision of any Contract binding upon Titanium or any of its Subsidiaries or any governmental licenses, authorizations, permits, consents, approvals, variances, exemptions or orders affecting, or relating in any way to, the assets or business of the Titanium Parties or (iv) result in the creation or imposition of any Lien on any asset of Titanium or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or materially delay the consummation of the Transactions or have a Titanium Material Adverse Effect.

Section 3.05           Titanium SEC Documents.

(a)         Titanium has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by Titanium since January 1, 2017, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Titanium SEC Documents”). As of their respective effective dates (in the case of the Titanium SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Titanium SEC Documents), the Titanium SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Titanium SEC Documents, and none of the Titanium SEC Documents as of such respective dates (or, if amended prior to the date hereof, as of the date of the filing of such amendment) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC or its staff with respect to the Titanium SEC Documents, and to the Knowledge of Titanium, none of the Titanium SEC Documents is the subject of outstanding SEC comment or outstanding SEC investigation or other governmental investigation regarding the accounting practices of Titanium.

(b)           The consolidated financial statements of Titanium (including the related notes) included or incorporated by reference in the Titanium SEC Documents complied as to form, as of their respective dates of filing with the SEC (or, if amended prior to the date hereof, as of the date of the filing of such amendment), in all material respects with the applicable accounting requirements and published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of Titanium and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown therein (subject, in the case of unaudited statements, to normal year-end adjustments that were not, or are not expected to be, material in amount).

(c)            Titanium has designed and maintains a system of internal control over financial reporting and accounting intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Titanium has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) intended to provide reasonable assurance that material information that is required to be disclosed by Titanium in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. Titanium has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Titanium SEC Documents. Titanium has disclosed, based on its evaluation of Titanium’s internal control over financial reporting as of September 30, 2019, to Titanium’s auditors and the audit committee of the Titanium Board (x) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Titanium’s internal control over financial reporting.

Section 3.06           Absence of Certain Changes or Events. From September 30, 2019 to the date of this Agreement (a) the business of the Titanium Parties has been conducted in all material respects in the ordinary course of business, except for any action taken in connection with the negotiation, execution and consummation of this Agreement and the Transactions and (b) neither Titanium nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Silver’s consent pursuant to, Sections 5.01(a)(ii)(B), (iii) (but only with respect to dividends or other distributions by Titanium OP that are outside the ordinary course of business), (iv)(B), (vii), (viii), (ix), (xii) or (xix) had the covenants therein applied since September 30, 2019. For the avoidance of doubt, references in this Section 3.06 to sub-sections of Section 5.01(a) shall refer to the subsections of Section 5.01(a) of the Original Merger Agreement.

Section 3.07           No Undisclosed Liabilities. Neither Titanium nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent, known, unknown, direct, indirect or otherwise), except liabilities (a) reflected or reserved against in the most recent audited or unaudited balance sheet (including the notes thereto) of Titanium and its Subsidiaries included in the Titanium SEC Documents filed prior to the date hereof, (b) incurred after September 30, 2019, in the ordinary course of business consistent with past practice, (c) contemplated by or incurred in connection with this Agreement or the Transactions, or (d) that, individually or in the aggregate, have not had, or would not reasonably be expected to have, a Titanium Material Adverse Effect.

Section 3.08           Taxes.

(a)            Each of Titanium, Titanium OP and their respective Subsidiaries has timely filed all U.S. federal income Tax Returns and all other material Tax Returns required to have been filed (or such Tax Returns have been filed on their behalf), taking into account any extensions of time within which to file such Tax Returns, and such Tax Returns are accurate and complete in all material respects. True and complete copies of all U.S. federal income Tax Returns that have been filed with the IRS by Titanium, Titanium OP and their respective Subsidiaries that are TRSs with respect to the taxable years ending on or after December 31, 2016 have been provided or made available to Silver.

(b)            Each of Titanium, Titanium OP and their respective Subsidiaries has paid all material amounts of Taxes required to have been paid by it other than Taxes that are not yet due (or in the case of real estate Taxes, that are not yet delinquent) or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP, whether or not shown on any Tax Return.

(c)           There are no current disputes, audits, examinations, investigations or other similar proceedings pending with regard to any material amounts of Taxes or material Tax Returns of Titanium, Titanium OP or any of their respective Subsidiaries (other than any dispute, audit, examination, investigation or other similar proceeding pending with regard to real estate or other similar property Taxes that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP), and none of Titanium, Titanium OP or any of their respective Subsidiaries has received a written notice of any such audits, examinations, investigation or other similar proceedings that has not been resolved or is currently pending. No deficiency for any material Tax has been threatened, asserted or assessed in writing by a taxing authority against Titanium, Titanium OP or any of their respective Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and has been adequately reserved under GAAP. None of Titanium, Titanium OP or any of their respective Subsidiaries has in the past three years received a claim in writing by a Governmental Entity in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to material taxation by that jurisdiction.

(d)            As of the date hereof, none of Titanium, Titanium OP or any of their respective Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired, in each case, other than as a result of any extension of time within which to file any material Tax Return that remains unfiled.

(e)            None of Titanium, Titanium OP or any of their respective Subsidiaries has failed to withhold, collect, or timely remit all material amounts required to have been withheld, collected and remitted in respect of Taxes under any Applicable Laws relating to the payment and withholding of Taxes (including but not limited to withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign laws) with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person.

(f)            Within the past two years, neither Titanium nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g)            None of Titanium, Titanium OP or any of their respective Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of Applicable Law).

(h)            None of Titanium, Titanium OP or any of their respective Subsidiaries has (i) entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income tax law) or (ii) requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes, in each case, that (A) requires it to take any action or refrain from taking any action or (B) would be terminated or adversely affected as a result of the Transactions.

(i)           Titanium (A) for all taxable years commencing with its taxable year ended December 31, 1992 through and including its taxable year ended December 31, 2019, has elected and has been subject to federal taxation as a REIT and has satisfied all requirements to qualify as a REIT for U.S. federal income tax purposes for such taxable years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal income tax purposes and will continue to operate through the Effective Time in such a manner so as to so qualify for the taxable year that will end with the consummation of the Merger and (C) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the knowledge of Titanium, threatened.

(j)            Each Subsidiary of Titanium (including Titanium OP) has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income tax purposes as (A) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (B) a “qualified REIT subsidiary” within the meaning of Section 856(i) of the Code (a “QRS”), (C) a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “TRS”) or (D) a REIT. Section 3.08(j) of the Titanium Disclosure Letter sets forth a true and complete list of (i) the classification for United States federal income tax purposes of each Subsidiary of Titanium and (ii) the type of and percentage of interest held, directly or indirectly, by Titanium or any Subsidiary in each entity treated as a partnership for income tax purposes.

(k)            None of Titanium, Titanium OP or any of their respective Subsidiaries holds directly or indirectly any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code, and none of Titanium, Titanium OP or any of their respective Subsidiaries (other than TRSs) has or has had any undistributed earnings and profits attributable to any non-REIT year within the meaning of Section 857 of the Code.

(l)            Section 3.08(l) of the Titanium Disclosure Letter sets forth each Titanium Tax Protection Agreement (as hereinafter defined) in force at the date hereof. As of the date hereof, no Person has raised in writing, or to the knowledge of Titanium threatened in writing to raise, a claim against Titanium, Titanium OP or any of their respective Subsidiaries for any breach of any Titanium Tax Protection Agreements. As used herein, “Titanium Tax Protection Agreements” means any written agreement to which Titanium, Titanium OP or any Titanium Subsidiary Partnership is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Titanium Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests in a Titanium Subsidiary Partnership or Titanium OP have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee, or otherwise assume economic risk of loss with respect to, debt, (B) retain or not dispose of assets, or engage in transactions of comparable tax effect, for a period of time that has not since expired, (C) only dispose of assets in a particular manner, (D) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect Subsidiaries, and/or (E) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect Subsidiaries under Section 752 of the Code. As used herein, “Titanium Subsidiary Partnership” means a Subsidiary of Titanium that is a partnership for U.S. federal income tax purposes.

(m)         There are no Liens for Taxes upon any property or assets of Titanium, Titanium OP or any of their respective Subsidiaries except for Permitted Liens.

(n)          There are no written Tax allocation or Tax sharing agreements or similar arrangements with respect to or involving Titanium, Titanium OP or any of their respective Subsidiaries for any material amount of Tax, except for any (A) contract exclusively between and among Titanium, Titanium OP or any of their respective Subsidiaries, (B) Titanium Tax Protection Agreement and (C) customary indemnification or similar provision contained in any agreement the primary purposes of which do not relate to Taxes. After the Closing Date none of Titanium, Titanium OP or any of their respective Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any material liability thereunder for amounts due in respect of periods prior to the Closing Date (in each case, except for any (A) contract exclusively between and among Titanium, Titanium OP or any of their respective Subsidiaries, (B) Titanium Tax Protection Agreement and (C) customary indemnification or similar provision contained in any agreement the primary purposes of which do not relate to Taxes).

(o)           Since January 1, 2012, neither Titanium nor any of its Subsidiaries has incurred any material liability for Taxes under Sections 856(c), 856(g), 857(b), 857(f), 860(c) or 4981 of the Code or any rules similar to Section 1374 of the Code which have not been previously paid.

(p)           None of Titanium, Titanium OP or any of their respective Subsidiaries (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any material liability for the Taxes of any Person (other than Titanium, Titanium OP or any of their respective Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (excluding any (A) contract exclusively between and among Titanium, Titanium OP or any of their respective Subsidiaries, (B) Titanium Tax Protection Agreement and (C) customary indemnification or similar provision contained in any agreement the primary purposes of which do not relate to Taxes).

(q)           None of Titanium, Titanium OP or any of their Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting of Titanium, Titanium OP or any of their respective Subsidiaries for a taxable period ending on or prior to the Closing Date made prior to Closing, (ii) installment sale by Titanium, Titanium OP or any of their respective Subsidiaries made prior to Closing or (iii) election by Titanium, Titanium OP or any of their respective Subsidiaries under Section 108(i) of the Code.

(r)            No written power of attorney that has been granted by Titanium, Titanium OP or any of their respective Subsidiaries (other than to Titanium, Titanium OP or any of their respective Subsidiaries) currently is in force with respect to any matter relating to Taxes.

Section 3.09           Labor Matters.

(a)           Titanium and its Subsidiaries are in compliance with all Applicable Laws with respect to labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings, wages and hours, and immigration, except as would not reasonably be expected to have a Titanium Material Adverse Effect.

(b)           Neither Titanium nor any of its Subsidiaries is (i) the subject of any pending or, to the Knowledge of Titanium, threatened investigations, audits, complaints, or proceedings by or before any Governmental Entity involving any applicant for employment, any current or former employee, or any class of the foregoing; or (ii) the subject of any pending or, to the Knowledge of Titanium, threatened litigation asserting an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or other violation of state or federal labor law, or seeking to compel Titanium or any of its Subsidiaries to bargain with any labor organization or other employee representative as to wages or conditions of employment, in each case, except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Titanium Material Adverse Effect. Neither Titanium nor any of its Subsidiaries is party to any Collective Bargaining Agreement or subject to any Order relating to Titanium’s relationship or dealings with its employees, any labor organization or any other employee representative. As of the date hereof, there is no pending or, to the Knowledge of Titanium, threatened, strike, slowdown, lockout or other material job Action or labor dispute involving Titanium or any of its Subsidiaries, nor has such event occurred within the past three years. None of Titanium’s or any of its Subsidiaries’ personnel are represented by a labor organization and, to the Knowledge of Titanium, as of the date hereof, in the past three years, there have not been any attempt by employees of Titanium or any of its Subsidiaries or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of Titanium or any of its Subsidiaries.

(c)           To the Knowledge of Titanium, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other Applicable Laws related to United States immigration and Applicable Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(d)           During the three (3) years prior to the date of this Agreement, neither Titanium nor any of its Subsidiaries has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Titanium or any of its Subsidiaries.

Section 3.10           Benefits Matters; ERISA Compliance.

(a)           Section 3.10(a) of the Titanium Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying the material Titanium Benefit Plans. With respect to such Titanium Benefit Plans, Titanium has made available to Silver copies, to the extent applicable, of (i) the most recent plan document (and amendments thereto), or benefits reference guide, (ii) the most recent annual report on Internal Revenue Service (the “IRS”) Form 5500 and all schedules thereto filed with the Department of Labor, (iii) the most recent summary plan description, (iv) the trust agreement or other material funding mechanism, (v) the most recent financial statements and actuarial reports, (vi) the most recent IRS determination letter or opinion letter and any pending request for such a letter, and (vii) all material, non-routine filings and correspondence with any Governmental Entity. For purposes of this Agreement, “Titanium Benefit Plans” means, collectively (A) all “employee benefit plans” (as defined in Section 3(3) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, separation, retention, change in control, disability, vacation, death benefit, hospitalization, medical, dental, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite or other material employee benefit plans, programs or arrangements that are sponsored, maintained, contributed to, or required to be contributed to by Titanium or any of its Subsidiaries for the benefit of any current or former directors, officers or employees of Titanium or any of its Subsidiaries, or with respect to which Titanium or any of its Subsidiaries has an obligation or liability (whether actual or contingent), and (B) all employment, severance, retention, change of control or termination agreements between Titanium or any of its Subsidiaries and any current directors and officers of Titanium or any of its Subsidiaries.

(b)           All Titanium Benefit Plans which are intended to be qualified under Section 401(a) of the Code are the subject of or have timely applied for, as of the date of this Agreement, determination, opinion or advisory letters from the IRS to the effect that such Titanium Benefit Plans are so qualified, and, to the Knowledge of Titanium, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such Titanium Benefit Plan.

(c)           No Titanium Benefit Plan is, and neither Titanium nor any of its Subsidiaries sponsors, maintains, participates in, or contributes to, or has, within the past six (6) years, sponsored, maintained, participated in or contributed to, any “employee pension plan”, as defined in Section 3(2) of ERISA, subject Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan”, as defined in Section 4001(a)(3) of ERISA, or any “multiple employer welfare arrangement”, within the meaning of Section 3(40) of ERISA, and neither Titanium nor any of its Subsidiaries has any liability (whether actual or contingent, including on account of an ERISA Affiliate) in respect of any of the foregoing plans.

(d)           Except as would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect, each Titanium Benefit Plan (including for the avoidance of doubt each Foreign Plan) has been administered in accordance with its terms and is in compliance with ERISA (if applicable), the Code and all other Applicable Laws, and Titanium and its Subsidiaries is in material compliance with ERISA, the Code and all other Applicable Laws with respect to Titanium Benefit Plans. There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Titanium Benefit Plan that would reasonably be expected to result in any material liability to Titanium or any of its Subsidiaries.

(e)           There is no pending or, to the Knowledge of Titanium, threatened legal actions, audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity, suits, or claims (other than routine claims for benefits) by or on behalf of any participant in any of Titanium Benefit Plans, or otherwise involving any such Titanium Benefit Plan, the sponsor, administrator, or fiduciary of any such Titanium Benefit Plan, or the assets of any Titanium Benefit Plan, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Titanium Material Adverse Effect.

(f)            Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other Applicable Laws), neither Titanium nor any of its Subsidiaries has any obligation to provide for post-retirement or post-termination medical, group health or life insurance to any present or former employee, officer, individual consultant or director of Titanium or any of its Subsidiaries.

(g)           None of the execution and delivery of this Agreement, the obtaining of Titanium Shareholder Approval or Titanium OP Approval or the consummation of the Transactions or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Closing) will (i) accelerate or trigger the time of payment, vesting or funding, of any compensation or benefits payable by Titanium or any of its Subsidiaries; (ii) increase the amount of compensation or benefits due to any employee, officer, individual consultant or director of Titanium or any of its Subsidiaries, or entitle any such person to any payment; or (iii) give rise to the payment of any “parachute payment” under Section 280G of the Code.

(h)           No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of Titanium or any of its Subsidiaries as a result of the operation of Section 409A of the Code.

(i)            There is no contract, agreement, plan or arrangement to which Titanium or any of its Subsidiaries is a party which requires Titanium or any of its Subsidiaries to pay a Tax gross-up or reimbursement payment to any Person, including, with respect to any Tax-related payments under Section 409A of the Code or Section 280G of the Code.

(j)            Each Titanium Benefit Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of Titanium or any of its Subsidiaries (or any dependent thereof) who resides outside of the United States (each, a “Foreign Plan”) is marked by an asterisk (*) on Section 3.10(a) of the Titanium Disclosure Letter. With respect to each Foreign Plan, such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance in all material respects with the Applicable Law and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan.

Section 3.11           Litigation. As of the date hereof, there are no Actions pending or, to the Knowledge of Titanium, threatened in writing or, to the Knowledge of Titanium, any pending investigations, against Titanium, any of its Subsidiaries, the Titanium Real Property or any present or former director or officer of Titanium or any of its Subsidiaries in such individual’s capacity as such, or any Orders to which Titanium, any of its Subsidiaries or the Titanium Real Property is subject, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Titanium Material Adverse Effect.

Section 3.12           Compliance with Applicable Laws; Permits.

(a)           Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect, Titanium, its Subsidiaries and the Titanium Real Property (a) are, and have been since January 1, 2018, in compliance with all Applicable Laws and Permits applicable to Titanium or its Subsidiaries and (b) to the Knowledge of Titanium, are not under investigation by any Governmental Entity with respect to, and have not been threatened in writing to be charged with or given notice by any Governmental Entity of, any violation or potential violation of any such Applicable Law. Titanium and its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses and ownership and operation of the Titanium Real Property, as presently conducted and used, and each of the Permits is in valid, subsisting and in full force and effect, except where the failure to hold or maintain a Permit has not had and would not reasonably be expected to have, individually or in the aggregate a Titanium Material Adverse Effect. There are no Actions pending or, to the Knowledge of Titanium, threatened in writing, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a Titanium Material Adverse Effect.

(b)           Except as has not resulted in, and would not reasonably be expected to result in, material liability to Titanium and any of its Subsidiaries, taken as a whole, none of Titanium, its Subsidiaries or their respective Affiliates, nor, to the Knowledge of Titanium, has any of Titanium OP’s unconsolidated joint ventures and each of the officers and directors of the foregoing, have in the past five (5) years (i) violated any Anti-Corruption Laws; or (ii) offered, paid, promised to pay, authorized the payment of, received, or solicited anything of value under circumstances such that all or a portion of such thing of value would be offered, given, or promised, directly or indirectly, to any Person to obtain any unlawful and improper advantage.

(c)           Except as has not resulted in, and would not reasonably be expected to result in, material liability to Titanium and any of its Subsidiaries, taken as a whole, at no time during the prior five (5) years has Titanium, its Subsidiaries or their respective Affiliates, nor, to the Knowledge of Titanium, has any of Titanium OP’s unconsolidated joint ventures and each of the officers and directors of the foregoing, (i) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any potential noncompliance with any Anti-Corruption Law; or (ii) been the subject of current, pending, or threatened investigation, inquiry or enforcement proceedings for violations of an Anti-Corruption Law or received any notice, request, or citation for any actual or potential noncompliance with any Anti-Corruption Law.

Section 3.13           Material Contracts.

(a)           Section 3.13(a) of the Titanium Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract to which Titanium or any of its Subsidiaries is a party or by which Titanium or any of its Subsidiaries or any of their respective properties or assets is bound (other than this Agreement and other than Titanium Benefit Plans set forth on Section 3.10(a) of the Titanium Disclosure Letter) that:

(i)           is or would be required to be filed by Titanium as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii)          relates to the formation of any material partnership, joint venture, strategic alliance, co-investment or similar agreement with any third party;

(iii)         contains any non-compete, exclusivity or radius provisions with respect to any line of business or geographic area that restricts or limits in any material respect the business of Titanium or any of its Subsidiaries (or would so restrict or limit Surviving Titanium or any of its Subsidiaries or Affiliates following the Closing), or which restricts the conduct of any line of business that is material to Titanium and its Subsidiaries, taken as a whole, in each case other than any ground lease or any tenant lease entered into in the ordinary course of business;

(iv)         involves any merger, consolidation or similar business combination transaction or involves any disposition or acquisition of assets or properties (A) with a fair market value or potential purchase or sale price in excess of $25 million or (B) pursuant to which Titanium or any of its Subsidiaries has continuing material obligations outstanding thereunder, other than an Acceptable Confidentiality Agreement;

(v)          relates to development, construction, capital expenditures, the provision of services or purchase of materials, supplies, equipment or other assets or properties (other than purchase orders for such items in the ordinary course of business) and has continuing material obligations thereunder, in each case including requiring aggregate payments by Titanium or any of its Subsidiaries in excess of $50 million during their remaining term;

(vi)         evidences a capitalized lease obligation or other Indebtedness to any Person, or any guaranty thereof, in excess of $25 million, other than any Contract in respect of a ground lease or office leases or obligations thereunder;

(vii)        grants to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Titanium Real Property that, individually, is material to Titanium and its Subsidiaries, taken as a whole;

(viii)       constitutes a loan to any Person (other than wholly owned Subsidiaries of Titanium) by Titanium or any of its Subsidiaries in an amount in excess of $10 million;

(ix)          pursuant to which Titanium or any of its Subsidiaries grants or receives a license to any Intellectual Property that is material to its business as currently conducted, except shrink-wrap, click-through or off-the-shelf software licenses and any other licenses of software that are commercially available to the public generally;

(x)           constitutes an organizational document of, or otherwise sets forth the operational terms of, a joint venture, partnership or similar arrangement with respect to any entity (other than a wholly owned Subsidiary of Titanium) in which Titanium owns an equity, partnership or voting interest;

(xi)         settlement, conciliation or similar agreements (A) which would require Titanium or its Subsidiaries, taken as a whole, to pay consideration of more than $10 million after the date of this Agreement or (B) which subjects Titanium or any of its affiliates to any material ongoing obligations or restrictions;

(xii)         is an agreement with, or Contract for the employment of, any employee of Titanium or any of its Subsidiaries that provides for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement (other than those set forth in Sections 2.02(e) or 2.05 hereof) in excess of $100,000;

(xiii)        is a voting agreement or other agreement pursuant to which Titanium or Titanium OP agree to vote in any manner any voting interests in another Person;

(xiv)        is a Titanium Tax Protection Agreement; or

(xv)         prohibits the pledging of capital stock of Titanium or prohibits the issuance of guarantees by Titanium.

(b)           All of the Material Contracts are valid and binding and in full force and effect (except those that are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be valid and binding or in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Titanium Material Adverse Effect. To the Knowledge of Titanium, as of the date hereof, no Person is challenging the validity or enforceability of any Material Contract, except such challenges which would not reasonably be expected to have a Titanium Material Adverse Effect. As of the date hereof, neither Titanium nor any of its Subsidiaries, nor to the Knowledge of Titanium, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a breach or default under any provision of, and neither Titanium nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under, any Material Contract, in each case except for those breaches, violations and defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Titanium Material Adverse Effect. Titanium has made available to Silver true and complete copies of each Material Contract in existence as of the date hereof, other than those Material Contract filed as exhibits to Titanium SEC Documents filed with or furnished to the SEC by Titanium prior to January 1, 2019, true and complete copies of which are filed with the SEC.

Section 3.14           Real and Personal Properties.

(a)           Section 3.14(a) of the Titanium Disclosure Letter sets forth a true, correct and complete list of each mall that is a material Titanium Real Property and all material agreements pursuant to which such relevant malls are ground leased by a Subsidiary of Titanium. Except as would not, individually or in the aggregate, reasonably be expected to be material to Titanium and its Subsidiaries, taken as a whole, Titanium or one of its Subsidiaries has good and valid fee simple title to the Titanium Owned Real Property and has a valid leasehold interest in each of the Titanium Leased Real Properties, free and clear of Liens, in each case, except for Permitted Liens. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Titanium Material Adverse Effect, neither Titanium nor any of its Subsidiaries has received written notice of any uncured violation of any Applicable Law (including zoning, building or similar laws) affecting any portion of any of the Titanium Real Properties issued by any Governmental Entity.

(b)           Titanium or one of its Subsidiaries has good title to, or a valid and enforceable leasehold interest in, all material personal property assets owned, used or held for use by them, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Titanium Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Titanium Material Adverse Effect, neither Titanium’s nor its Subsidiaries’ ownership of any such material personal property is subject to any Liens, other than Permitted Liens.

(c)           Except as would not reasonably be expected to be material to Titanium and its Subsidiaries, taken as a whole, as of the date hereof, Titanium or its Subsidiaries, as applicable, have performed all obligations required to be performed by them and are not in any default under or in breach of nor in receipt of any written notice of breach or termination under any ground lease set forth on Section 3.14(a) of the Titanium Disclosure Letter, and to the Knowledge of Titanium, no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by Titanium or its Subsidiaries under any such ground lease.

Section 3.15           Information Supplied. None of the information supplied or to be supplied by or on behalf of Titanium for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first published or mailed to the shareholders of Titanium, at the time of any amendment thereof or supplement thereto, at the time of the Titanium Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Titanium Parties make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Silver or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement.

Section 3.16           Intellectual Property.

(a)           Titanium has made available to Silver complete and correct lists of all material registered trademarks and copyrights, applications for trademark and copyright registrations, patents and patent applications owned by Titanium and its Subsidiaries. Each item of Intellectual Property described in the immediately preceding sentence is subsisting, has not been cancelled or abandoned, and is not subject to any Liens other than Permitted Liens, except as would not be material to Titanium and its Subsidiaries, taken as a whole. There is no Action pending, or, to the Knowledge of Titanium, threatened, challenging the validity, enforceability, ownership, registration, use or scope of any such Intellectual Property, except as would not be material to Titanium and its Subsidiaries, taken as a whole. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect: (i) Titanium or one of its Subsidiaries owns or has a valid license or other right to use all trademarks, service marks, trade names, copyrights and other Intellectual Property rights (including any registrations or applications for registration of any of the foregoing) necessary to carry on their business as currently conducted; (ii) neither Titanium nor any of its Subsidiaries has received any written notice of infringement, dilution, misappropriation or other violation of or conflict with the Intellectual Property of others by Titanium or any of its Subsidiaries, and to the Knowledge of Titanium, neither Titanium nor any of its Subsidiaries is infringing, misappropriating, diluting, otherwise violating, or in conflict with the Intellectual Property of any Person; and (iii) to the Knowledge of Titanium, as of the date hereof, no Person is infringing, diluting, misappropriating, otherwise violating, or in conflict with any Intellectual Property owned by Titanium or any of its Subsidiaries.

(b)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect: Titanium and each of its Subsidiaries have (i) complied with their published privacy policies, contractual obligations and all Applicable Laws concerning the privacy and/or security of personally identifiable information, and (ii) taken commercially reasonable measures to protect personally identifiable information in their possession against loss, damage, unauthorized access, or other misuse. To the Knowledge of Titanium and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect, during the last three (3) years there has been no loss, unauthorized access, or other misuse of any personally identifiable information held by Titanium or any of its Subsidiaries in a manner that would trigger a notification or reporting requirement under any Applicable Laws concerning the privacy and/or security of personally identifiable information.

(c)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect: (i) the computers, software, hardware and all other information technology equipment owned, leased or licensed by Titanium and its Subsidiaries and used in their businesses (the “IT Assets”) are reasonably adequate and sufficient for the immediate and reasonably foreseeable needs of Titanium and its Subsidiaries, and have not suffered any material malfunction or disruption within the last three (3) years; (ii) Titanium and its Subsidiaries have implemented commercially reasonable data backup, data security and disaster recovery measures for the IT Assets and the data stored or contained therein; and (iii) to the Knowledge of Titanium, there has been no security breach or unauthorized access to the IT Assets that has resulted in the unauthorized access, use, disclosure, destruction, corruption, modification or encryption of any data or information stored or contained therein.

Section 3.17           Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect:

(a)           (i) Titanium, each of its Subsidiaries and each of the Titanium Real Properties are in compliance with all applicable Environmental Laws; (ii) as of the date hereof, to the Knowledge of Titanium, there is no litigation, investigation, request for information or other proceeding pending or threatened in writing against Titanium or any of its Subsidiaries under any applicable Environmental Laws; and (iii) Titanium has not received, in the past two (2) years, any written notice of violation or potential liability under any applicable Environmental Laws that remains unresolved, and no judicial or administrative order has been issued against Titanium or any of its Subsidiaries which remains unresolved or outstanding.

(b)           To the Knowledge of Titanium, in the past two (2) years, neither Titanium nor any of its Subsidiaries has used, generated, released, stored, treated or handled any Hazardous Materials, including on the Titanium Real Properties, and to the Knowledge of Titanium, there are currently no aboveground or underground storage tanks, active or abandoned, used for the storage of Hazardous Materials on, in or under any Titanium Real Properties in violation of applicable Environmental Laws. To the Knowledge of Titanium, in the past two (2) years, neither Titanium nor any of its Subsidiaries has caused a release of Hazardous Materials in violation of applicable Environmental Laws, including on the Titanium Real Properties or any other real property, and, to the Knowledge of Titanium, no other Person has caused a release or threatened release of Hazardous Materials on the Titanium Real Properties in violation of applicable Environmental Laws (and no such Titanium Real Properties or any properties formerly or currently owned, leased or operated by Titanium or off-site properties used by Titanium in connection with waste disposal, are contaminated by any Hazardous Materials in violation of applicable Environmental Laws).

(c)           To the Knowledge of Titanium, all Hazardous Material which has been removed from any Titanium Real Properties and any properties formerly owned, leased or operated by Titanium, or used by Titanium for the disposal of Hazardous Material, was handled, transported and disposed of at the time of removal in compliance with, and in a manner that would not give rise to liability under, applicable Environmental Laws.

(d)           To the Knowledge of Titanium, Titanium and each of its Subsidiaries have obtained and are in material compliance with all authorizations, licenses and permits required under Environmental Laws to operate at each owned or leased real property and to carry on their respective businesses.

Section 3.18           Brokers’ Fees and Expenses. Except for Lazard Frères & Co. and Goldman Sachs & Co., the fees and expenses of which will be paid by Titanium, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions, based upon arrangements made by, on behalf or at the expense of Titanium or any of its Subsidiaries.

Section 3.19           Opinion of Financial Advisor. The Titanium Special Committee has received the opinion of Lazard Frères & Co., to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Titanium Common Stock Merger Consideration to be paid to the Titanium Shareholders (other than the Titanium Family and other than shares of Excluded Titanium Common Stock) pursuant to the Transactions is fair, from a financial point of view.

Section 3.20           Investment Company Act. Neither Titanium nor any of its Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 3.21           Insurance. Titanium and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are commercially reasonable. Titanium and its Subsidiaries have paid, or have caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect, all errors and omissions, property and casualty, general liability and business interruption insurance policies of Titanium and its Subsidiaries and all self-insurance programs and arrangements relating to the business, assets and operations of Titanium and its Subsidiaries are in full force and effect. Neither Titanium nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing insurance policy that is held by, or for the benefit of, any of Titanium or any of its Subsidiaries, other than as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Titanium Material Adverse Effect.

Section 3.22           Related Party Agreements. Except as set forth in the Titanium SEC Documents made through and including the date hereof or as permitted by this Agreement, from January 1, 2018 through the date hereof, there are and have been no agreements, arrangements or understandings between Titanium or any of its Subsidiaries (or binding on any of their respective properties or assets), on the one hand, and any member of the Titanium Family or any of their respective Affiliates, on the other hand (a “Titanium Related Party Agreement”).

Section 3.23           Mortgages. As of the date hereof, except for mortgages on any Titanium Real Properties, neither Titanium nor any of its Subsidiaries is (a) the owner of or issuer of market mortgage backed securities or (b) the holder of any mortgage loans.

Section 3.24           No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered by a Silver Party to a Titanium Party in accordance with the terms hereof, each of the Titanium Parties acknowledge that none of the Silver Parties or any of their respective Subsidiaries or Affiliates or any other Person on behalf of any of the Silver Parties has made or makes any other express or implied representation or warranty in connection with the Transactions, and no Titanium Party has relied on any such representation or warranty from any Silver Party or any of its Subsidiaries or Affiliates or any other Person on behalf of the Silver Parties in determining to enter into this Agreement. Without limiting the foregoing, each of the Titanium Parties acknowledges that (a) none of the Silver Parties or any of their respective Affiliates or Subsidiaries or any other Person on behalf of the Silver Parties has made or makes any representation or warranty regarding future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), and no Titanium Party has relied on any such representation or warranty from any Silver Party or any of its Subsidiaries or Affiliates or any other Person on behalf of the Silver Parties in determining to enter into this Agreement and (b) none of the Titanium Parties shall have any claim against any Silver Party resulting from any such information provided or made available to any Titanium Party or any of its Representatives, and any such claim is hereby expressly waived.

Article IV.

Representations and Warranties of the Silver Parties

The Silver Parties jointly and severally represent and warrant to the Titanium Parties that, except as disclosed in the reports, schedules, forms, statements, prospectuses and other documents filed with or furnished to the SEC by Silver since January 1, 2018 and publicly available at least two (2) Business Days prior to the date of this Agreement (other than (i) with respect to any such documents filed with or furnished to the SEC by Silver prior to January 1, 2019, any exhibits or schedules thereto, or any documents incorporated by reference therein, and (ii) any risk factor disclosures contained in the “Risk Factors” or “Forward Looking Statements” sections thereof or other similarly cautionary or predictive statements therein; it being understood that any factual information contained within such headings, disclosure or statements shall not be excluded):

Section 4.01           Qualification, Organization, Subsidiaries, etc. Silver is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority has not had, and would not reasonably be expected to have, a Silver Material Adverse Effect. Silver OP is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Silver Material Adverse Effect. Each of Silver Merger Sub 1 and Silver Merger Sub 2 is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all limited liability company organizational powers required to carry on its business as now conducted. Each of the Silver Parties and their respective Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Silver Material Adverse Effect.

Section 4.02          Authority; Execution and Delivery; Enforceability; Ownership Restrictions.

(a)           Each of the Silver Parties has all requisite corporate or other organizational power and authority to execute and deliver this Agreement, to perform and comply with its covenants and obligations hereunder and to consummate the Transactions. The Silver Board and the sole member of each of Silver Merger Sub 1 and Merger Sub 2 have (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of, Silver; and (ii) approved and adopted this Agreement and the Transactions. Silver, in its capacity as the general partner of Silver OP, has taken all actions required for the execution of this Agreement by Silver OP and to approve the consummation by Silver OP of the Transactions, and Silver OP, in its capacity as the sole member of each of Silver Merger Sub 1 and Silver Merger Sub 2, has taken all actions required for the execution of this Agreement by Silver Merger Sub 1 and Silver Merger Sub 2 and to approve the consummation by Silver Merger Sub 1 and Silver Merger Sub 2 of the Transactions. No other corporate or other organizational proceedings on the part of any Silver Party are necessary to authorize or adopt or approve this Agreement or to consummate the Transactions, except for the filing of (A) the Michigan Certificate of Merger and the Delaware Certificate of Merger with the Michigan LARA and the Delaware Secretary of State, respectively, (B) the Partnership Certificate of Merger with the Delaware Secretary of State, and (C) the Certificate of Conversion and the Certificate of Formation with the Delaware Secretary of State. Each of the Silver Parties has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Titanium Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by the Enforceability Exceptions.

(b)           Assuming the representation and warranty set forth in Section 3.02(c) is true and correct in all respects, no Takeover Laws applies with respect to this Agreement and the Transactions. There is no shareholder rights plan, “poison pill”, antitakeover plan or other similar agreement or plan in effect to which Silver is a party or is otherwise bound.

Section 4.03           Silver OP Units.

(a)           The New Silver OP Units to be issued as OP Unit Partnership Merger Consideration, will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DRULPA, the Silver OP Agreement or any Contract to which Silver is a party or otherwise bound.

(b)           At the close of business on December 31, 2019, (i) 353,609,077 common units of partnership interest in Silver OP (“Silver OP Units”) were issued and outstanding, of which 306,868,960 Silver OP Units were owned by Silver and 46,740,117 Silver OP Units were owned by Persons other than Silver and (ii) 1,052,321 preferred units of partnership interest in Silver OP (“Silver OP Preferred Units”) were issued and outstanding, of which 796,948 Silver OP Preferred Units were owned by Silver and 255,373 Silver OP Preferred Units were owned by Persons other than Silver. All outstanding Silver OP Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date until the date hereof, neither Silver nor any of its Subsidiaries has issued any Silver OP Units or Silver OP Preferred Units or incurred any obligation to make any payments based on the price or value of any securities of Silver or Silver OP, other than pursuant to equity awards that were outstanding as of the Capitalization Date.

Section 4.04          Governmental Authorization; Non-Contravention.

(a)           The execution, delivery and performance by the Silver Parties of this Agreement and the consummation by the Silver Parties of the Transactions require no action by or in respect of, or filing with, any Governmental Entity other than (i) (A) the filing of the Michigan Certificate of Merger and the Delaware Certificate of Merger with the Michigan LARA and the Delaware Secretary of State, respectively, (B) the filing of a Partnership Certificate of Merger with the Delaware Secretary of State, (C) the filing of a Certificate of Conversion and a Certificate of Formation with the Delaware Secretary of State, and (D) filings with or notices to, in each case with respect to qualifications to do business, the relevant authorities of other states in which any Silver Party is qualified to do business, (ii) compliance with any applicable requirements of any applicable Regulatory Law, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws (including the filing with the SEC of the Proxy Statement and any Other Filings), and (iv) consents, approvals, Orders, authorizations, registrations, declarations, and filings the failure of which to be obtained, made or given would not, individually or in the aggregate, reasonably be expected to have a Silver Material Adverse Effect.

(b)           The execution, delivery and performance by the Silver Parties of this Agreement and the consummation of the Transactions, do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Silver Charter or Silver By-laws, the limited partnership agreement of Silver OP, or the applicable Organizational Documents of Silver Merger Sub 1 or Silver Merger Sub 2, (ii) assuming compliance with the matters referred to in Section 4.04(a) and the receipt of Titanium Shareholder Approval and Titanium OP Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.04(a), require any consent or other action by any Silver Party under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Silver or any of its Subsidiaries is entitled under any provision of any Contract binding upon Silver or any of its Subsidiaries or any governmental licenses, authorizations, permits, consents, approvals, variances, exemptions or Orders affecting, or relating in any way to, the assets or business of Silver and any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Silver or any of its Subsidiaries, with such exceptions, in the case of each of clauses (i) through (iv), as would not, individually or in the aggregate, reasonably be expected to have a Silver Material Adverse Effect.

Section 4.05          Ownership of Silver Merger Sub 1 and Silver Merger Sub 2.

(a)           Silver Merger Sub 1 was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

(b)            Silver Merger Sub 2 was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, prior to the Partnership Merger Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

Section 4.06           Information Supplied. None of the information supplied or to be supplied by or on behalf of Silver for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first published or mailed to the shareholders of Titanium, at the time of any amendment thereof or supplement thereto and at the time of the Titanium Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for Titanium Shareholders Meeting which has become false or misleading. Notwithstanding the foregoing, the Silver Parties make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Titanium or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement.

Section 4.07           Financing. Assuming the accuracy of the representations and warranties in Article III, Silver has, or will have prior to the Closing, sufficient cash to enable the Silver Parties and Surviving Titanium to pay the aggregate amounts payable hereunder, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the Transactions (including, for the avoidance of doubt, any offers to repurchase outstanding debt upon a change of control or fundamental change), and any other amounts required to be paid in connection with the consummation of the Transactions, and to pay all related fees and expenses of the Silver Parties, and there is no restriction on the use of such cash for such purposes. Silver has the financial resources and capabilities for it and the other Silver Parties to fully perform all of its and their obligations under this Agreement.

Section 4.08           Taxes. Silver (A) for all taxable years commencing with its taxable year ended December 31, 1993 through and including its taxable year ended December 31, 2019, has elected and has been subject to federal taxation as a REIT and has satisfied all requirements to qualify as a REIT for U.S. federal income tax purposes for such taxable years, (B) at all times since such date, has operated in such a manner so as to qualify as a REIT for U.S. federal income tax purposes and will continue to operate in such a manner so as to so qualify for the taxable year ending December 31, 2020 and (C) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT, and no such challenge is pending or, to the knowledge of Silver, threatened.

Section 4.09           No Ownership of Titanium Stock. None of the Silver Parties nor any of their Affiliates has been during the two years prior to the adoption of the Section 782 Exemption Resolution an “interested shareholder” of Titanium as defined in Section 778 of the MBCA. Prior to the adoption of Section 782 Exemption Resolution, none of the Silver Parties nor any of their Affiliates beneficially owned, directly or indirectly, or was the record holder of (or during the two years prior to the adoption of the Section 782 Exemption Resolution had beneficially owned, directly or indirectly, or been the record holder of), or was during the two years prior to the adoption of the Section 782 Exemption Resolution a party to any Contract (other than this Agreement, the Voting Agreement and the Confidentiality Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium Series J Preferred Stock or Titanium Series K Preferred Stock, any Titanium OP Units, or any option, warrant or other right to acquire any shares of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium Series J Preferred Stock or Titanium Series K Preferred Stock or any Titanium OP Units.

Section 4.10           Brokers’ Fees and Expenses. Except for BofA Securities, Inc., the fees and expenses of which will be paid by Silver, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Silver Parties or any of their respective Affiliates.

Section 4.11           No Shareholder or Management Arrangements. Other than this Agreement (including for the avoidance of doubt the schedules and exhibits hereto and the other agreements and transactions contemplated hereby) or the Voting Agreement, none of the Silver Parties or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any shareholder, director, officer, employee or other Affiliate of Titanium or any of its Subsidiaries (a) relating to (i) this Agreement or the Transactions; (ii) Titanium or Titanium OP; or (iii) Surviving Titanium, the Reorganized Titanium Operating Company or any of their respective Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which (i) any holder of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium Series J Preferred Stock, Titanium Series K Preferred Stock, Titanium OP Units, or any other securities of Titanium or Titanium OP would be entitled to receive consideration of a different amount or nature than as described in this Agreement; (ii) any holder of Titanium Common Stock, Titanium Series B Preferred Stock, Titanium Series J Preferred Stock, Titanium Series K Preferred Stock, Titanium OP Units, or any other securities of Titanium or Titanium OP has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person (other than the Silver Parties) has agreed to provide, directly or indirectly, equity investment to any of the Silver Parties to finance any portion of the Transactions.

Section 4.12           No Other Representations or Warranties. Except for the representations and warranties contained in Article III or in any certificate delivered by a Titanium Party to a Silver Party in accordance with the terms hereof (and notwithstanding the delivery or disclosure to Silver or its Representatives of any documentation, projections, estimates, budgets or other information), each of the Silver Parties acknowledges that none of the Titanium Parties or any of their respective Subsidiaries or any other Person on behalf of the Titanium Parties has made or makes any other express or implied representation or warranty in connection with the Transactions, and no Silver Party has relied on any such representation or warranty from any Titanium Party or any of its Subsidiaries or Affiliates or any other Person on behalf of the Titanium Parties in determining to enter into this Agreement. Without limiting the foregoing, each of the Silver Parties acknowledges that (a) none of the Titanium Parties or any of their respective Affiliates or Subsidiaries or any other Person on behalf of the Titanium Parties has made or makes any representation or warranty regarding future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), and no Silver Party has relied on any such representation or warranty from any Titanium Party or any of its Subsidiaries or Affiliates or any other Person on behalf of the Titanium Parties in determining to enter into this Agreement and (b) none of the Silver Parties shall have any claim against any Titanium Party resulting from any such information provided or made available to any Silver Party or any of its Representatives, and any such claim is hereby expressly waived.

Article V.
Covenants

Section 5.01           Conduct of Business.

(a)           Conduct of Business of Titanium. From the date of the Original Merger Agreement until the earlier of the valid termination of this Agreement and the Effective Time, except (w) as prohibited or required by Applicable Law, (x) as set forth in the Titanium Disclosure Letter, (y) for any COVID-19 Measures, or (z) as otherwise expressly required or contemplated by this Agreement, unless Silver shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Titanium shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to operate its business in the ordinary course; provided, however, that no action or failure to take action by Titanium or its Subsidiaries of the type specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action would constitute a breach of such other provision. From the date of the Original Merger Agreement until the earlier of valid termination of this Agreement and the Effective Time, except (A) as prohibited or required by Applicable Law, (B) as set forth in the Titanium Disclosure Letter or (C) as otherwise expressly required or contemplated by this Agreement, unless Silver shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Titanium shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i)       amend the Titanium Charter or the Titanium By-laws or amend in any material respect or in any manner adverse to Silver or Silver OP the Titanium OP Agreement or the comparable Organizational Documents of any Subsidiary of Titanium;

(ii)      (A) issue, sell, dispose of, transfer, encumber or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or its other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or its other equity or voting interests, except for any issuance, sale, disposition, transfer or grant (1) solely between or among Titanium and its wholly owned Subsidiaries, (2) required pursuant to the exercise or settlement of Titanium Series B Preferred Stock, Titanium RSU Awards, Titanium PSU Awards, Titanium DSUs, Titanium OP Units or other equity or equity-based awards or obligations under the Titanium Stock Plans outstanding on the date hereof in accordance with the terms of the applicable Titanium Stock Plan in effect on the date hereof or granted after the date hereof not in violation of this Agreement or (3) required by the terms of the Continuing Offer, the Cash Tender Agreement, the Titanium Charter, the Titanium By-laws or the Titanium OP Agreement, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except (x) pursuant to written commitments previously disclosed to Silver and in effect as of the date hereof with directors or employees in connection with the termination of their services to Titanium or any of its Subsidiaries, (y) in connection with the satisfaction of Tax withholding obligations with respect to Titanium DSUs, Titanium RSU Awards, Titanium PSU Awards or other equity or equity-based awards, acquisitions by Titanium in connection with the forfeiture of such equity awards or (z) required by the terms of the Continuing Offer, the Cash Tender Agreement, the Titanium Charter, the Titanium By-laws or the Titanium OP Agreement;

(iii)     declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Titanium or any of its Subsidiaries or other equity securities or ownership interests in any of its Subsidiaries, except for (A) the declaration and payment by Titanium or any of its Subsidiaries of dividends or other distributions with the prior written consent of Silver, (B) (x) on the Applicable OP Date (or if such date is not a Business Day, on the Business Day immediately preceding such date), the declaration and payment by Titanium OP of the Partner Minimum REIT Dividend Amount, and (y) on or after March 1, 2021 (or at such earlier time as is necessary to allow Titanium to satisfy the distribution requirements of Section 857(a) of the Code so as to maintain its status as a REIT under Section 856(a) of the Code for any taxable year preceding 2021 if the Parties have otherwise satisfied or waived the conditions set forth in Article VII (other than those related to qualification as a REIT)), the declaration and payment by Titanium of the applicable Final Minimum REIT Dividend Amount and (C) the declaration and payment by Titanium of dividends pursuant to the terms of the Titanium Series J Preferred Stock and the Titanium Series K Preferred Stock;

(iv)    (A) repurchase, redeem, defease, cancel, prepay, forgive, issue, sell or otherwise incur, or amend in any material respect the terms of, any Indebtedness, except for (1) Indebtedness solely between or among Titanium OP and any of its wholly owned Subsidiaries, (2) letters of credit issued to Titanium OP or its Subsidiaries in the ordinary course of business, (3) Indebtedness incurred under (x) revolving credit facilities (including in respect of letters of credit) in effect as of the date hereof or (y) bank lines of credit in effect as of the date hereof used to fund short term working capital requirements of Subsidiaries of Titanium organized outside of the United States in the ordinary course of business so long as the aggregate principal amount outstanding under the foregoing clauses (x) and (y) (including in respect of letters of credit) does not exceed the amounts budgeted in Titanium’s current business plan, which amounts are set forth in Section 5.01(a) of the Titanium Disclosure Letter, by more than 5%, (4) trade credit or trade payables in the ordinary course of business, (5) repayments of Indebtedness in the ordinary course of business, (6) mandatory payments under the terms of any Indebtedness in accordance with its terms and (7) the Specified Guarantee, or (B) make any loans to, material capital contributions to, material investments in or advances to any person, except (x) to non-affiliates in the ordinary course of business, (y) to Titanium or any Subsidiary of Titanium, or (z) as required by any joint venture agreement or as contemplated by Section 5.01(a) of the Titanium Disclosure Letter;

(v)     sell, pledge, lease (as lessor), license, mortgage, guarantee, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of, any Titanium Real Properties or any interests therein, or any other material properties or material assets or any material interests therein, other than (A) in the ordinary course of business in arms’ length transactions in an amount (excluding such leasing and licensing) not to exceed $25 million in the aggregate, (B) COVID-19 Measures in arms’ length transactions in an amount not to exceed $50 million in the aggregate (including as permitted by the immediately preceding clause (A)) following consultation with the Silver Parties and acting in good faith, or (C) pursuant to Contracts in existence on the date of this Agreement and previously disclosed to Silver;

(vi)     make or authorize capital expenditures in any calendar year that, individually or in the aggregate, exceed the amounts budgeted in Titanium’s current capital expenditures plan, which amounts are set forth in Section 5.01(a)(vi) of the Titanium Disclosure Letter, by more than 5%, other than any capital expenditures made with respect to any Non-Controllable Items (as defined in the Reorganized Titanium Operating Company Operating Agreement);

(vii)    make any material change in financial accounting methods, principles or practices, except as required by GAAP or Applicable Law;

(viii)   assign, transfer, lease, cancel, fail to renew, fail to maintain or fail to extend any material Permit if such action or inaction would be material and adverse to Titanium and its Subsidiaries, taken as a whole;

(ix)     other than (A) granting the deferral or abatement of the rent or other obligations of any tenant or group of Affiliated tenants with the prior written consent of Silver (not to be withheld unless such deferral or abatement would, or would reasonably be expected to, be adverse to Titanium and its Subsidiaries in any material respect), (B) granting the deferral or abatement of rent of any tenant if such abatement or deferral is (x) (i) in good faith and (ii) solely for amounts that would have otherwise been payable in calendar year 2020, or (y) with respect to a tenant in a bankruptcy in good faith and in a manner that the Taubman Parties reasonably believe to be generally consistent with other participants in the mall industry, (C) forgiving rent under a lease agreement in connection with a termination of such lease agreement in good faith, on commercially reasonable terms and in a manner that the Taubman Parties reasonably believe to be generally consistent with other participants in the mall industry, and (D) granting the abatement of the rent of any tenant that would have otherwise been payable in calendar year 2021 if the aggregate amount of such abatements under this clause (D) does not to exceed the amount set forth on Schedule 5.01(a)(ix) in the aggregate for all tenants (when aggregated with any deferrals or abatements granted from and after March 1, 2020 for amounts that would have otherwise been payable in calendar year 2021), settle or compromise, or agree or propose to settle or compromise, any claim or Action involving or against Titanium or any of its Subsidiaries, other than settlements or compromises involving monetary payment by or to Titanium or any of its Subsidiaries in an amount not to exceed the Settlement Threshold individually or in the aggregate, in any case without the imposition of equitable relief (other than equitable relief that is incidental to payment of monetary damages) on, or the admission of wrongdoing by, Titanium or any of its Subsidiaries, and which do not impose any material restrictions on the operations or business of Titanium or its Subsidiaries, taken as a whole;

(x)      abandon, encumber, convey title (in whole or in part), sell, transfer, assign, dedicate to the public, permit to lapse, license to or otherwise dispose of any material Intellectual Property owned by or exclusively licensed to Titanium or any of its Subsidiaries, or enter into licenses or agreements that impose restrictions or obligations upon Titanium or any of its Affiliates with respect to material Intellectual Property owned by any third party that would impair the operation of the business of Titanium or any of its Affiliates, in each case, other than in the ordinary course of business consistent with past practice;

(xi)     (A) except for (x) renewals in the ordinary course of business, (y) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which Titanium or any of its Subsidiaries is a party as required or necessitated (taking into account consents already received under the Original Merger Agreement) by this Agreement or the Transactions (provided that any such modification, amendment, waiver or consent is in consultation with Silver, does not increase the principal amount thereunder or otherwise adversely affect in any material respect Titanium or any of its Subsidiaries or Silver or any of its Subsidiaries) or (z) the entry into any modification or amendment of a Material Contract with the prior written consent of Silver (not to be withheld unless such modification, amendment, waiver or consent would, or would reasonably be expected to, be adverse to Titanium or any of its Subsidiaries in any material respect) that is entered into by Titanium (1) in good faith and (2) in a manner generally consistent with other participants in the mall industry, amend in any material respect, waive any material provision under or terminate (other than for cause or expiration thereof in accordance with the terms thereof) or cancel any Material Contract, (B) except with respect to renewals of any Material Contract in the ordinary course of business, enter into a Contract that would be a Material Contract if entered into prior to the date hereof or (C) take any of the actions set forth on item 5 of the Disclosure Supplement;

(xii)    adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Titanium or Titanium OP or any of their Subsidiaries (other than wholly-owned Subsidiaries) or adopt resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Merger, the Partnership Merger and the LLC Conversion);

(xiii)   cease to maintain its qualification as a REIT or take any action that would, or fail to take any action the failure of which would, reasonably be expected to (A) cause Titanium to fail to qualify for taxation as a REIT, or (B) cause any Subsidiary of Titanium to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income tax purposes or (y) a REIT, a QRS or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

(xiv)   enter into any Titanium Tax Protection Agreement (excluding an Amended Tax Protection Agreement); make, change, rescind or revoke any material Tax election; change a material method of Tax accounting; amend any material Tax Return; settle or compromise any material Tax liability, audit, claim or assessment; or enter into any closing agreement related to Taxes, except in each case to the extent such action is required by Applicable Law or necessary (A) to preserve the status of Titanium as a REIT under the Code or (B) to qualify or preserve the status of any Subsidiary of Titanium as a partnership for U.S. federal income tax purposes or disregarded entity for federal income tax purposes or as a REIT, a QRS or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

(xv)    (A) increase the amount, rate or terms of compensation of any member of Titanium’s operating committee or any executive officer, (B) grant any new Titanium Equity Award, (C) terminate, promote or hire any member of Titanium’s operating committee (other than a termination due to the individual’s death or disability), (D) take any action to accelerate the vesting or time of payment of any compensation or benefit under any agreement or Titanium Benefit Plan, (E) terminate or materially amend any Titanium Benefit Plan or enter into or adopt any Titanium Benefit Plan or (F) materially increase the benefits provided under any Titanium Benefit Plan, except, in each case, as required by Applicable Law (including to avoid the imposition of any penalty taxes under Section 409A of the Code) or, in the case of (D) above, as required by any Titanium Benefit Plan as in effect on the date hereof (or as modified after the date hereof in a manner permitted by this Agreement);

(xvi)   enter into a Collective Bargaining Agreement;

(xvii)  adopt or implement any stockholder rights plan or similar arrangement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the Partnership Merger or the other transactions contemplated hereby;

(xviii) (A) enter into any Contract that, if in effect on the date hereof, would be deemed to be a Titanium Related Party Agreement, or (B) amend, modify or terminate, or grant any waiver under, any Titanium Related Party Agreement;

(xix)   take any action under the Titanium or Titanium OP Organizational Documents or otherwise (including by resolution) that would give dissenters’, appraisal or similar rights to the holders of Titanium Securities with respect to the Transactions;

(xx)    acquire (including by merger, consolidation, or acquisition of stock or assets or other similar transaction) any Person, division, real property, personal property or material assets, other than (A) acquisitions of personal property in the ordinary course of business or (B) other acquisitions with a purchase price of less than $25 million in the aggregate; or

(xxi)    authorize, or enter into any contract, agreement, commitment or arrangement to take, any of the foregoing actions;

provided that, if the Transactions have not been consummated within six (6) Business Days after the date on which the Titanium Shareholder Approval has been obtained as a result of a Willful Breach of this Agreement by any of the Silver Parties (it being understood that any failure by the Silver Parties to consummate the Transactions when required pursuant to Section 1.02 shall constitute a Willful Breach for purposes of this Section 5.01(a)), this Section 5.01(a)  shall terminate in its entirety and Titanium, Titanium OP and their respective Subsidiaries shall have no further obligation to comply with such terminated provisions of this Section 5.01(a) (and, in such event, the Titanium Parties’ compliance with such terminated provisions of this Section 5.01(a) after the date of the Titanium Shareholder Approval shall not be taken into account for purposes of assessing whether any of the conditions set forth in Article VII have been satisfied).

(b)           Conduct of Business of Silver. From the date of the Original Merger Agreement until the earlier of termination of this Agreement and the Effective Time, except (i) as prohibited or required by Applicable Law, or (ii) as otherwise expressly required or contemplated by this Agreement, unless Titanium shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Silver shall not, and shall not permit Silver OP to, (A) amend the Silver OP Agreement solely to the extent such amendment would disproportionately and materially adversely impact the Titanium OP Minority Partners who elect to receive New Silver OP Units in the Partnership Merger as compared to the other limited partners of Silver OP or (B) cease to maintain its qualification as a REIT or take any action that would, or fail to take any action the failure of which would, reasonably be expected to cause it to fail to qualify for taxation as a REIT.

(c)           No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Silver Parties, on the one hand, or the Titanium Parties, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, the Silver Parties, on the one hand, and the Titanium Parties, on the other hand, will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Section 5.02           Treatment of Acquisition Proposals.

(a)            No Solicitation. Except as it may relate to any Silver Party and subject to the terms of Section 5.02(b), from the date of this Agreement until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, Titanium shall cease and cause to be terminated any discussions or negotiations with any Person and its Affiliates and Representatives that would be prohibited by this Section 5.02(a). Subject to the terms of Section 5.02(b), from the date of this Agreement until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, the Titanium Parties will not, and will instruct their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or propose the making or submission of, or knowingly encourage or facilitate the making or submission of, any offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal; (ii) furnish to any Person (other than the Silver Parties or any designees of the Silver Parties) any non-public information relating to Titanium or any of its Subsidiaries or afford to any Person (other than the Silver Parties or any designees of the Silver Parties) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Titanium or any of its Subsidiaries, in any such case with the intent to induce the making or submission of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal; (iii) participate in, knowingly facilitate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or any offer, proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal (other than informing such Persons of the existence of the provisions contained in this Section 5.02(a) or contacting such Person or its Representatives solely to clarify the terms and conditions of any Acquisition Proposal); (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, investment agreement, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction or that would reasonably be expected to lead to an Acquisition Proposal; other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract providing for an Acquisition Transaction an “Alternative Acquisition Agreement”) or (v) reimburse or agree to reimburse the expenses of any other Person (other than the Titanium Parties’ Representatives) in connection with an Acquisition Proposal or any inquiry, discussion, offer or request that would reasonably be expected to lead to an Acquisition Proposal. From the date of this Agreement until the earlier to occur of the valid termination of this Agreement pursuant to Article VIII and the Effective Time, Titanium will be required to enforce, and will not be permitted to waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to Titanium or the Titanium Board (or the Titanium Special Committee), unless the Titanium Special Committee has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Titanium Board or Titanium Special Committee in compliance with this Section 5.02 and (II) would be inconsistent with its fiduciary duties pursuant to Applicable Law.

(b)           Superior Proposals and Other Exceptions. Notwithstanding anything to the contrary in this Agreement, from the date of this Agreement and continuing until Titanium’s receipt of the Titanium Shareholder Approval, the Titanium Parties may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to Titanium or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Titanium or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to, any Person that has made, renewed or delivered to Titanium an Acquisition Proposal after the date of this Agreement or to such Person’s Representatives (including potential financing sources of such Person), and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal (in each case, if requested by such Person), in each case with respect to an Acquisition Proposal that was not the result of a material breach of Section 5.02(a); provided, however, that the Titanium Special Committee has determined in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal and that failure to take such actions would be inconsistent with the Titanium Special Committee’s fiduciary duties pursuant to Applicable Law; provided, further, that, subject to Applicable Law, any non-public information concerning the Titanium Parties that is provided to any such Person or its Representatives pursuant to this Section 5.02(b) that was not previously made available to Silver shall be provided or made available to Silver promptly (and, in any event, within 12 hours) following such time as it is provided or made available to such third party.

(c)           No Change in Titanium Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.02(d), at no time after the date of this Agreement may the Titanium Board (or the Titanium Special Committee):

(i)       (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Titanium Board Recommendation (in the case of amendments or modifications, in any manner adverse to Silver); (B) adopt, approve or recommend to the Titanium Shareholders, or publicly propose to adopt, approve or recommend to the Titanium Shareholders, an Acquisition Proposal; (C) fail to include the Titanium Board Recommendation in the Proxy Statement or (D) make any recommendation in connection with a tender offer or exchange offer for the equity securities of Titanium other than a recommendation against such offer, or make any other public statement in connection with such offer that does not expressly reaffirm the Titanium Board Recommendation (any action described in clauses (A), (B), (C) and (D), a “Titanium Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Titanium Board (or the Titanium Special Committee) that an Acquisition Proposal constitutes a Superior Proposal; (2) the taking of any action contemplated by Section 5.02(b) as and to the extent permitted by Section 5.02(d)(i); or (3) the delivery by Titanium of any notice contemplated by Section 5.02(d); or (4) any “stop, look and listen” communication by Titanium, the Titanium Board or the Titanium Special Committee pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication) will constitute a Titanium Board Recommendation Change; or

(ii)      cause or permit Titanium or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)          Titanium Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Titanium Shareholder Approval:

(i)       if Titanium has received a written Acquisition Proposal that the Titanium Board (acting upon the recommendation of the Titanium Special Committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Titanium Board (acting on the recommendation of the Titanium Special Committee) may (x) effect a Titanium Board Recommendation Change with respect to such Acquisition Proposal or (y) authorize Titanium to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, however, that the Titanium Board (or the Titanium Special Committee) shall not take any action described in the foregoing clauses (x) and (y) unless:

(A)            the Titanium Board (acting upon the recommendation of the Titanium Special Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to Applicable Law;

(B)            (i) Titanium has provided prior written notice to Silver at least four Business Days in advance (the “Notice Period”) to the effect that the Titanium Board (or the Titanium Special Committee) has (A) received a Superior Proposal and (B) intends to take the actions described in clauses (A) or (B) of this Section 5.02(d)(i) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such actions, including a summary of the material terms and conditions of such Acquisition Proposal and a copy of the definitive proposed transaction agreement and all ancillary agreements and, to the extent containing terms material to such Acquisition Proposal, related schedules (other than any confidential disclosure schedules solely of the Person or Persons making such Acquisition Proposal), in each case to be entered into in respect of such Acquisition Proposal; and (ii) prior to taking such actions described in clauses (A) or (B) of this Section 5.02(d)(i), Titanium and its Representatives, during the Notice Period, must have negotiated with Silver and its Representatives in good faith (to the extent that Silver desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Titanium Board (or the Titanium Special Committee) would no longer determine that the failure to make a Titanium Board Recommendation Change in response to such Acquisition Proposal would be inconsistent with its fiduciary duties pursuant to Applicable Law; provided, however, that in the event of any material revisions to such Acquisition Proposal (including any change in price), Titanium shall be required to deliver a new written notice to Silver and to comply with the requirements of this Section 5.02(d)(i)(B) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be three Business Days); and

(C)            in the event of any termination of this Agreement in order to cause or permit Titanium or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, Titanium shall have validly terminated this Agreement in accordance with Section 8.01(d), including paying (or causing to be paid) the Termination Fee in accordance with Section 8.03(b);

(ii)          other than in connection with an Acquisition Proposal, the Titanium Board (acting on the recommendation of the Titanium Special Committee) may effect a Titanium Board Recommendation Change in response to an Intervening Event if the Titanium Board (acting on the recommendation of the Titanium Special Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to Applicable Law; provided, however, that the Titanium Board (or the Titanium Special Committee) shall not effect such a Titanium Board Recommendation Change unless:

(A)            Titanium has provided prior written notice to Silver at least four Business Days in advance to the effect that the Titanium Board (acting on the recommendation of the Titanium Special Committee) has (A) so determined and (B) resolved to effect a Titanium Board Recommendation Change pursuant to this Section 5.02(d)(ii), which notice will specify and describe the facts and circumstances relating to the applicable Intervening Event in reasonable detail and the factual bases for the Titanium Board’s determination that such events or circumstances constitute an Intervening Event; and

(B)            prior to effecting such Titanium Board Recommendation Change, Titanium and its Representatives, during such four Business Day period, must have negotiated with Silver and its Representatives in good faith (to the extent that Silver desires to so negotiate) to allow Silver to make such adjustments to the terms and conditions of this Agreement to obviate the need to effect a Titanium Board Recommendation Change in response to such Intervening Event, and following such four Business Day period, the Titanium Board (or the Titanium Special Committee) shall have determined (after consultation with its financial advisor and outside legal counsel and taking into account Silver’s proposed revisions to the terms and conditions of this Agreement) in good faith that the failure to make a Titanium Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to Applicable Law; provided, however, that each time material modifications to the Intervening Event occur, Titanium shall notify Silver of such modifications and the four Business Day period set forth above shall recommence provided that such time period shall instead be three Business Days from the day of such notification.

(e)           Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Titanium shall promptly (and, in any event, within 24 hours) notify Silver if any Acquisition Proposal is received by the Titanium Board of Directors or the Titanium Special Committee. Such notice must include a summary of the material terms and conditions of such Acquisition Proposal. Such notice shall include an unredacted copy of any written Acquisition Proposal received and any other written terms or proposal provided (including financing commitments) and any material modifications thereto. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Titanium must keep Silver reasonably informed, on a prompt basis, of the status and material terms and conditions of any such Acquisition Proposal (including any material amendments thereto and any additional written materials (including financing commitments)).

(f)            Certain Disclosures. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement will prohibit Titanium or the Titanium Board (or the Titanium Special Committee) from (i) taking and disclosing to Titanium Shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including making a “stop, look and listen” communication to Titanium Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.02; (iv) including a factually accurate description with regard to an Acquisition Proposal in the “Background of the Merger” section of the Proxy Statement or in any other documents required to be filed or furnished to the SEC by Titanium in which such description of an Acquisition Proposal is required, in each case, solely in the event that such Proxy Statement or such other document also includes the Titanium Board Recommendation; or (v) making any disclosure to the Titanium Shareholders unrelated to an Acquisition Proposal (including regarding the business, financial condition or results of operations of Titanium and its Subsidiaries) that the Titanium Board (or the Titanium Special Committee) has determined to make in good faith, it being understood that any such statement or disclosure made by the Titanium Board (or the Titanium Special Committee) must be subject to the terms and conditions of this Agreement; provided, that any such disclosure or communication that constitutes a Titanium Board Recommendation Change shall only be made in accordance with Section 5.02(d). In addition, notwithstanding anything to the contrary in this Agreement, it is understood and agreed that, for purposes of this Agreement, the making of a “stop, look and listen” communication to Titanium Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not be deemed to be a Titanium Board Recommendation Change or otherwise a violation of this Section 5.02.

Section 5.03            Efforts.

(a)            Subject to Section 5.03(b), each Party shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, to the extent permitted by Applicable Law, to cause the conditions in Article VII to be satisfied and to consummate the Transactions as promptly as practicable and in any event prior to the End Date, including making, as soon as reasonably practicable after the date hereof, all registrations, declarations, notices, reports, submissions, applications or other filings (collectively, “Filings”) to or with, and using reasonable best efforts to obtain all consents, approvals, waivers, licenses, permits, franchises, authorizations or Orders (collectively, “Consents”) of, Governmental Entities that are necessary, proper or advisable to consummate the Transactions. In addition, each of Titanium and Silver shall use reasonable best efforts to obtain all Consents of Persons other than Governmental Entities that are necessary, proper or advisable to consummate the Transactions; provided, however, that none of Titanium, Silver nor any of their respective Subsidiaries shall be required to make, or commit or agree to make, any concession or payment to, or incur any liability to, any such non-Governmental Entity to obtain any such Consent. The Parties shall supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested by any Governmental Entities, including in connection with any of the foregoing Filings or to determine whether any such Filings are necessary, proper or advisable to consummate the Transactions.

(b)            In furtherance of Section 5.03(a), (i) each of Silver and Titanium shall defend any Action commenced by any Governmental Entity in connection with the Transactions and (ii) Silver shall take or cause to be taken, do or cause to be done, propose, negotiate, commit to, agree to and effect (A) the sale, divestiture, lease or other disposition of any assets, businesses or properties of Silver or Titanium or any of their respective Subsidiaries, (B) any other action, commitment, condition, contingency, contribution, obligation, restriction, requirement or term that after the Closing would limit either of Silver’s or Titanium’s freedom of action with respect to, or its ability to retain, any of Silver’s or Titanium’s or their respective Subsidiaries’ assets, businesses or properties or their interests therein, in each case to the extent necessary to resolve objections, if any, that a Governmental Entity asserts (or threatens to assert) under any Applicable Law with respect to the Transactions, and to avoid or eliminate each and every impediment under any Applicable Law asserted by any such Governmental Entity with respect to the Transactions, in each case so as to enable the Closing to occur prior to the End Date and (C) any hold separate orders as are necessary in order to avoid, or effect the dissolution of, any temporary restraining order or preliminary injunction preventing the closing of the Transactions (such actions described in this clause (ii), collectively, “Regulatory Concessions”); provided, however, that notwithstanding anything in this Agreement to the contrary, no Silver Party shall be permitted to, and no Titanium Party shall be required to (and no Titanium Party shall), in each case without the prior written consent of the Titanium Family Representative, commit to, agree to or make any Regulatory Concessions that would result in a Titanium Burdensome Condition. As used herein, “Titanium Burdensome Condition” means any sale, divestiture, lease or other disposition of, or hold separate order with respect to, the properties (or interests therein) of Titanium or any of its Subsidiaries set forth on Schedule 5.03(b)(i).

(c)            Each Party shall (i) consult and cooperate with the other Parties in connection with (1) any Filing contemplated by this Section 5.03 and any analysis, appearance, presentation, memorandum, brief, argument, response to questions or information or document requests from any Governmental Entity, opinion or proposal made or submitted in connection with any such Filing and (2) any Action relating to the Transactions, including any governmental inquiry, investigation or proceeding initiated by a private party, and (ii) keep the other Party reasonably informed and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, any Governmental Entity in connection with the Transactions or if such Party acquires knowledge, or otherwise becomes aware of any Governmental Entity’s inquiry, investigation or Action related to the Transactions. Except as may be prohibited by any Governmental Entity or by Applicable Law, each Party shall permit authorized Representatives of the other Party to (A) participate at or in each meeting, conference or telephone call with a representative of a Governmental Entity relating to any such Filing or Action, (B) have reasonable access to and be consulted in connection with any material document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Filing or Action and (C) review prior to filing or submission any Filing with or submission to (including any response to questions from) any Governmental Entity submitted as required by this Section 5.03. Notwithstanding anything to the contrary herein (but subject to Section 5.03(b)), Silver shall, following consultation with Titanium and the Titanium Family Representative and acting in good faith (and taking into account the best interests of Titanium and its Subsidiaries and of Silver and its Subsidiaries), (x) direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), (y) have the right to lead all meetings and communications (including any negotiations) with, any Governmental Entity that has authority to enforce any Regulatory Law and (z) control the defense and settlement of any inquiry, investigation or Action brought by or before any Governmental Entity that has authority to enforce any Regulatory Law.

Section 5.04           Conferring Matters; Approval Matters.

(a)           Prior to the Effective Time, the Parties shall cause the Committee to meet (telephonically or as otherwise agreed by Silver and Titanium) on a weekly basis (each a “Committee Meeting”) to (i) discuss any actions that the Silver Parties believe are in breach of this Agreement, which such breach must be identified in writing to the Titanium Parties in accordance with clause (x) below (the “Purported Breach Matters”), (ii) discuss and have the Silver Parties decide upon the matters for which the Titanium Parties have requested the Silver Parties’ approval pursuant to Section 5.01(a) in writing specifying the action to be taken (the “Approval Matters”); (iii) discuss any matters for which any of the Titanium Parties are required to consult with any of the Silver Parties for which the Titanium Parties have requested in writing the Silver Parties’ consultation (the “Consultation Matters”) and (iv) discuss any other topics relating to the Titanium Parties, in particular the ongoing operation of its business which the Key Committee Members unanimously agree should be discussed at the Committee Meeting. Committee Meetings shall be held each Tuesday at 10:00 a.m. New York City time or on such other date and at such other time as the Key Committee Members shall unanimously agree. Prior to 11:00 a.m. New York City time on the Friday immediately prior to each Committee Meeting, (w) the Titanium Parties shall provide notice in writing of any Approval Matters and any Consultation Matters which they wish to be the subject of a Committee Meeting and (x) the Silver Parties shall provide notice in writing of any Purported Breach Matters which they wish to be the subject of a Committee Meeting and each Party shall expressly identify such matters in the written notice provided to the other. Without limiting any other rights hereunder, prior to 12:00 p.m. New York City time on the Monday immediately prior to each Committee Meeting, (y) the Silver Parties may make written requests for such additional information as they reasonably require to consider the Approval Matters and the Consultation Matters to be discussed at such meeting and (z) the Titanium Parties may make written requests for such additional information as they reasonably require to consider the basis of the Purported Breach Matters to be discussed at such meeting. The Parties agree that if a Key Committee Member cannot attend a Committee Meeting, the applicable Party may nominate another reasonably senior Representative to attend such meeting on their behalf.

(b)

(i)            No later than March 1, 2021, Titanium shall provide to Silver, in reasonable detail, Titanium’s good faith estimate (such calculation, the “Titanium Distribution Estimate”) of the Minimum REIT Dividend Amount. Following delivery of the Titanium Distribution Estimate, (A) Titanium shall provide Silver with any supporting documentation that Silver may reasonably request, (B) Titanium shall promptly provide to Silver any updates to the Titanium Distribution Estimate and (C) Titanium shall consult with Silver to calculate the Final Minimum REIT Dividend Amount as soon as practicable following delivery of the Titanium Distribution Estimate.

(ii)           “Minimum REIT Dividend Amount” means the minimum amount of dividends and distributions necessary to permit Titanium to meet the distribution requirement of Section 857(a) of the Code so as to maintain its tax status as a REIT under Section 856(a) of the Code.

(iii)          “Final Minimum REIT Dividend Amount” means the Minimum REIT Dividend Amount calculated in good faith by Titanium following consultation with Silver.

(iv)         “Partner Minimum REIT Dividend Amount” means the amount of distribution Titanium OP is required to pay to its partners pursuant to Sections 5.2(a)(i) and (ii) of Titanium OP’s agreement of limited partnership in effect as of the date of this Agreement.

(v)           The provisions of this Section 5.04(b) shall apply mutatis mutandis to the calculation of the Partner Minimum REIT Dividend Amount, except that the good faith estimate thereof described in Section 5.04(b)(i) shall be delivered no later than 15 days prior to the first Applicable OP Date.

(c)          Prior to the Effective Time, if the Titanium Parties believe, acting in good faith, that an Approval Matter requires attention before the next Committee Meeting (an “Urgent Approval Matter”), Titanium may provide notice in writing of such Urgent Approval Matter at any time. On or before 10:00 p.m. New York City time on the second (2nd) Business Day following receipt of such Urgent Approval Matter, the Silver Parties may make written requests for such additional information as they reasonably require to consider such Urgent Approval Matter. The Silver Parties shall provide their decision as to the Urgent Approval Matter, (i) if they have made a reasonable request for information, within forty-eight (48) hours of the receipt of substantially all such reasonably requested information (or, if the requested information is not in the possession of the Titanium Parties or any of their respective Representatives, similar information that is a reasonable substitute therefor) or confirmation in writing from the Titanium Parties that neither the requested information nor any similar information is in the possession of the Titanium Parties or any of their respective Representatives (including in draft form) or (ii) if they have not made such a request, by 5:00 p.m. New York City time on the third (3rd) Business Day following the receipt of notice of the Urgent Approval Matter.

(d)         Notwithstanding the foregoing Sections 5.04(a) and (c), the Silver Parties may provide their consent to any Approval Matter or Urgent Approval Matter in advance of the timelines set forth therein.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, any claimed breach by the Titanium Parties of any provision of this Agreement may only be taken into account for purposes of assessing whether the conditions set forth in Section 7.02 have been satisfied if such alleged breach is a Purported Breach Matter and such Purported Breach Matter (x) was validly notified to the Titanium Parties in a writing from the Silver Parties, and, if and only if the Titanium Parties have complied with the provisions of this Section 5.04 (y) (i) is curable unilaterally by the Titanium Parties and has not been cured by the Titanium Parties within twenty one (21) days of the Committee Meeting at which such Purported Breach Matter was so discussed in accordance with this Section 5.04; (ii) is not curable unilaterally by the Titanium Parties and at least one of the Titanium Knowledge Persons was aware (or should have been aware) of such actions (or omissions) prior to the taking of the actions (or omitting to take action) that caused the Purported Breach Matter that such actions (or omissions) would be taken (or not taken), and such Purported Breach Matter has not been cured by Titanium within twenty one (21) days of the Committee Meeting at which such Purported Breach Matter was so discussed in accordance with this Section 5.04; or (iii) is not curable unilaterally by the Titanium Parties and none of the Titanium Knowledge Persons were aware (or should have been aware) prior to the taking of the actions (or omitting to take action) that caused the Purported Breach Matter that such actions (or omissions) would be taken (or not taken), and (A) the Titanium Parties have not used their good faith, reasonable efforts to cure such alleged non-compliance within twenty one (21) days of the Committee Meeting at which such Purported Breach Matter was so discussed in accordance with this Section 5.04 or (B) such alleged non-compliance has not been cured by Titanium within thirty (30) days of the Committee Meeting at which such Purported Breach Matter was so discussed in accordance with this Section 5.04.

(f)          Without prejudice to the Titanium Parties’ obligations pursuant to this Agreement (including Section 5.01(a)), neither (i) any failure of the Titanium Parties to perform any of the covenants set forth in Section 5.04 nor (ii) any discussion of, or response to a request for information in relation to, any Purported Breach Matter, shall, in and of themselves, be taken into account for purposes of assessing whether any of the conditions set forth in Section 7.02(b) have been satisfied (or whether a termination right pursuant to Section 8.01(c) has been triggered); provided, that the rights of the Silver Parties under this Agreement shall not be limited pursuant to this Section 5.04 to the extent such limitation results from the failure of the Titanium Parties to comply with their obligations under this Section 5.04.

(g)         Notwithstanding Section 5.04(c), the provisions of this Section 5.04 shall not impose on the Silver Parties (or otherwise result in the Silver Parties having) an obligation to close the Transactions contemplated hereby during the pendency of a cure period described in Section 5.04(e) when the conditions set forth in Section 7.02 would not otherwise be satisfied during such period.

Article VI.

Additional Agreements

Section 6.01           Preparation and Mailing of the Proxy Statement.

(a)          As promptly as reasonably practicable (and in any event within ten (10) Business Days) after the execution of this Agreement, (i) Titanium shall prepare and cause to be filed with the SEC a proxy statement relating to the matters to be submitted to the shareholders of Titanium at the Titanium Shareholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”) and (ii) each of Titanium and Silver shall prepare and cause to be filed a transaction statement on Schedule 13E-3 under the Exchange Act relating to the Transactions (the “Schedule 13E-3,” and together with the Proxy Statement, the “Disclosure Documents”). Subject to Section 5.02, the Titanium Board shall make the Titanium Board Recommendation to Titanium’s shareholders and shall include such recommendation in the Proxy Statement. Each of Titanium and Silver shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise assist and cooperate with the other in the preparation of the Disclosure Documents and the resolution of any comments to the Disclosure Documents received from the SEC. Titanium and Silver shall promptly notify the other Parties and correct any information provided by it for use in the Disclosure Documents if and to the extent such information shall have become false or misleading in any material respect, whether by misstatement or omission. Titanium and Silver shall notify the other promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Disclosure Documents and shall supply the other with copies of all written correspondence between such party or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Disclosure Documents. Titanium and Silver shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Disclosure Documents and to resolve such comments with the SEC, and Titanium shall cause the Disclosure Documents to be disseminated to its shareholders as promptly as reasonably practicable after the resolution of any such comments. Prior to the filing of the Disclosure Documents (or any amendment or supplement thereto) or any dissemination of the Proxy Statement to the shareholders of Titanium, or responding to any comments from the SEC with respect to the Disclosure Documents, each of Titanium and Silver shall provide the other with a reasonable opportunity (not to exceed two (2) Business Days) to review and to propose comments on such document or response, which the party receiving such comments shall consider in good faith.

(b)          Subject to Section 6.01(a), and notwithstanding any Titanium Board Recommendation Change, Titanium shall take all necessary actions in accordance with Applicable Law, the Titanium Charter, the Titanium By-laws and the rules of NYSE to duly call, give notice of, convene and hold the Titanium Shareholders Meeting for the purpose of obtaining the Titanium Shareholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Disclosure Documents. Subject to Section 5.02, Titanium shall use its reasonable best efforts to seek to obtain the Titanium Shareholder Approval, unless a Titanium Board Recommendation Change has been effected. Notwithstanding any provision of this Agreement to the contrary, Titanium may, in its sole discretion, adjourn, recess or postpone the Titanium Shareholders Meeting (i) to the extent necessary to ensure that any required information is provided to the shareholders of Titanium within a reasonable amount of time in advance of the Titanium Shareholders Meeting or (ii) if as of the time for which the Titanium Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Titanium Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Titanium Shareholders Meeting or to allow reasonable additional time to solicit additional proxies to the extent Titanium reasonably believes necessary in order to obtain the Titanium Shareholder Approval.

(c)          If prior to the Effective Time any event occurs with respect to Silver or any of its Subsidiaries, or any change occurs with respect to other information supplied by Silver for inclusion in the Disclosure Documents, which is required to be described in an amendment of, or a supplement to, the Disclosure Documents, Silver shall promptly notify Titanium of such event, and Silver and Titanium shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Disclosure Documents and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to Titanium’s shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any Party under Section 6.01(a).

(d)          If prior to the Effective Time any event occurs with respect to Titanium or any of its Subsidiaries, or any change occurs with respect to other information supplied by Titanium for inclusion in the Disclosure Documents, which is required to be described in an amendment of, or a supplement to, the Disclosure Documents, Titanium shall promptly notify Silver of such event, and Titanium and Silver shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Disclosure Documents and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to Titanium’s shareholders. Nothing in this Section 6.01(d) shall limit the obligations of any Party under Section 6.01(a).

Section 6.02          Access to Information; Confidentiality. Subject to Applicable Law and except for, in connection with, or as a result of (or for any actions that constitute) any COVID-19 Measures, Titanium agrees that it shall, and shall cause each of its Subsidiaries to, afford Silver and Silver’s Representatives reasonable access, upon reasonable advance written notice and during normal business hours, during the period prior to the Effective Time, to all its properties (other than for purposes of invasive testing), books, contracts, commitments, personnel and records and, during such period, Titanium shall, and shall cause each of its Subsidiaries to, furnish promptly to Silver all other information (other than information regarding any Acquisition Proposal) concerning its business, properties and personnel as may be reasonably requested (in each case, in a manner so as to not interfere in any material respect with the normal business operations of Titanium or its Subsidiaries); provided, however, that all such access shall be coordinated through Titanium or its Representatives in accordance with such procedures as they may reasonably establish; and provided, further, that Titanium shall not be required to permit such access or make such disclosure, if such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or any other Contract with a third party, (ii) result in the loss of any attorney-client privilege, (iii) violate or materially impair the contractual rights of its customers and tenants or (iv) violate any Applicable Law, it being agreed that, with respect to subclauses (i), (ii) and (iii), Titanium shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in such loss, violation or impairment, including by seeking a waiver from the relevant third party. Notwithstanding anything contained in this Agreement to the contrary, Titanium shall not be required to provide any access or make any disclosure to the other pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where Titanium or any of its Affiliates, on the one hand, and Silver or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. Titanium may reasonably designate any competitively sensitive material to be provided to Silver under this Section 6.02 as “Outside Counsel Only Material.” Such materials and information contained therein shall be given only to the outside legal counsel of Silver and will not be disclosed by such outside legal counsel to employees (including in-house legal counsel), officers, directors or other independent contractors (including accountants and expert witnesses) of Silver unless express permission is obtained in advance from Titanium or its legal counsel. All information exchanged pursuant to this Section 6.02 shall be subject to the Mutual Non-Disclosure Agreement, dated as of November 8, 2019, between Titanium and Silver (the “Confidentiality Agreement”).

Section 6.03           Indemnification, Exculpation and Insurance.

(a)           Surviving Titanium and the Reorganized Titanium Operating Company and its Subsidiaries shall (and Silver shall cause such entities to) honor and fulfill the obligations of Titanium and its Subsidiaries pursuant to any indemnification or other similar agreements of Titanium, Titanium OP or any of their respective Subsidiaries, in each case as in effect on the date of this Agreement, which agreements shall continue in full force and effect in accordance with their terms. From and after the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by Applicable Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the MBCA, DGCL, DLLCA or DRULPA adopted after the date of this Agreement that increase the amount to which a corporation, limited liability company or limited partnership may indemnify its officers and directors) each of Silver and Reorganized Titanium Operating Company agrees that Reorganized Titanium Operating Company will (and Silver will cause such entity to) indemnify and hold harmless each individual who was or is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Titanium, Titanium OP or any of their respective Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Titanium, Titanium OP or any of their respective Subsidiaries as a director, officer or employee of another Person (the “Titanium Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any actual or threatened Action, whether civil, criminal, administrative, regulatory or investigative, to the extent related to matters existing or occurring or alleged to occur at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby, including the Transactions), arising out of or pertaining to the fact that Titanium Indemnified Party is or was an officer, director or employee of Titanium, Titanium OP or any of their respective Subsidiaries or is or was serving at the request of Titanium, Titanium OP or any of their respective Subsidiaries as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time. In the event of any such Action, (x) each Titanium Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from Reorganized Titanium Operating Company within ten Business Days of receipt by Reorganized Titanium Operating Company from such Titanium Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (y) Silver, Silver OP, Surviving Titanium, Surviving Titanium OP, the Reorganized Titanium Operating Company and their respective Subsidiaries shall cooperate in the defense of any such matter. Without limiting the foregoing, to the extent the Titanium Charter, Titanium By-laws, Titanium OP Agreement, the Organizational Documents of their respective Subsidiaries, and any indemnification or other similar agreements of Titanium, Titanium OP or any of their respective Subsidiaries, in each case as in effect on the date of this Agreement, provide more favorable terms regarding indemnification, advancement of expenses and exculpation to current or former directors, officers or employees of Titanium, Titanium OP and their respective Subsidiaries, each of Surviving Titanium and Reorganized Titanium Operating Company hereby agrees to (and Silver agrees to cause such entity to) effectuate any such favorable provisions in accordance with their terms.

(b)          For six (6) years following the Effective Time, Surviving Titanium and the Reorganized Titanium Operating Company shall maintain in effect the provisions in the Surviving Titanium Limited Liability Company Agreement and the Reorganized Titanium Operating Company Operating Agreement and in their Subsidiaries’ respective Organizational Documents to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of each Titanium Indemnified Party, as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same (or more favorable to the Titanium Indemnified Parties) basis as set forth in Titanium Charter, Titanium By-laws, Titanium OP Agreement or their respective Subsidiaries’ respective Organizational Documents in effect on the date of this Agreement, to the fullest extent permitted from time to time under Applicable Law, which provisions shall not be amended except as required by Applicable Law or except to make changes permitted by Applicable Law that would enlarge the scope of Titanium Indemnified Parties’ indemnification rights thereunder.

(c)          At or prior to the Closing Date, Titanium and/or Titanium OP shall purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for Titanium, Titanium OP and their respective current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by Titanium and/or Titanium OP, such tail to provide coverage for a period of six (6) years from and after the Effective Time in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Titanium or Titanium OP with respect to claims arising from facts or events that occurred on or before the Effective Time, so long as the aggregate cost for each year of such “tail” policy does not exceed 300% of the aggregate annual premium most recently paid by Titanium or Titanium OP prior to the date of this Agreement (the “Maximum Amount”). To the extent such a “tail” policy is not obtained, for a period of six (6) years from and after the Effective Time, Surviving Titanium, Surviving Titanium OP and the Reorganized Titanium Operating Company each shall (and Silver shall cause such entities to) either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Titanium, Titanium OP or their respective Subsidiaries or provide substitute policies for Titanium, Titanium OP and their respective current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by Titanium or Titanium OP in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons in the aggregate than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Titanium or Titanium OP with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall Surviving Titanium, Surviving Titanium OP or the Reorganized Titanium Operating Company be required to pay with respect to such insurance policies in respect of any one policy year more than the Maximum Amount, and if Surviving Titanium, Surviving Titanium OP and the Reorganized Titanium Operating Company are unable to (and Silver is unable to cause such entities to) obtain the insurance required by this Section 6.03 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. Surviving Titanium, Surviving Titanium OP and the Reorganized Titanium Operating Company each shall (and Silver shall cause such entities to) maintain such policies in full force and effect, and continue to honor the obligations thereunder. To the extent premiums for any such insurance under this Section 6.03 are paid for by Silver, Silver OP or Surviving Titanium, such payor shall be reimbursed as incurred by Reorganized Titanium Operating Company.

(d)          In the event that Silver, Silver OP, Surviving Titanium, Surviving Titanium OP, the Reorganized Titanium Operating Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Silver, Silver OP, Surviving Titanium, Surviving Titanium OP or the Reorganized Titanium Operating Company, as applicable, shall (and Silver shall cause such entities to) cause proper provision to be made so that the successors and assigns of Silver, Silver OP, Surviving Titanium, Surviving Titanium OP or the Reorganized Titanium Operating Company, as applicable, assume the obligations set forth in this Section 6.03.

(e)          The provisions of this Section 6.03 (i) shall survive consummation of the Transactions, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured Persons (including Titanium Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.04          Section 16 Matters. Prior to the Effective Time, each of Silver and Titanium shall take all necessary and appropriate actions that may be required (to the extent permitted under Applicable Law) to cause any dispositions of Titanium equity securities (including derivative securities) and acquisition of Silver equity securities (including derivative securities) pursuant to or resulting from the Transactions by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.05          Financing. For the avoidance of doubt, Silver may provide its financing sources information pertaining to Titanium and its Subsidiaries; provided, that any such information shall be provided in accordance with, and subject to, the terms of the Confidentiality Agreement.

Section 6.06           Public Announcements. The Parties agree that the initial press release to be issued with respect to the Transactions, following execution of this Agreement, shall be in the form attached hereto as Exhibit E. Silver and Titanium shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release, submission or announcement, or other public statements with respect to the Transactions, including by any Subsidiary, and shall not issue any such press release, submission or announcement, or make any such public statement prior to such consultation, except as may be required by Applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided, however, that the foregoing shall not apply to any release or other public statement to the extent containing information that is consistent with the joint press release referred to above or any other release or public statement previously issued or made in accordance with this Section 6.06; provided, further, that Titanium need not consult Silver in connection with any press release or public statement to be issued or made in order to effect a Titanium Board Recommendation Change made pursuant to and in accordance with Section 5.02, or any press release or public statement permitted by Section 5.02(f), and neither Silver nor Titanium needs to consult the other in connection with any public disclosure following a Titanium Board Recommendation Change. Notwithstanding anything to the contrary in this Section 6.06, each of the Parties may make public statements in response to questions by press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by Silver and Titanium and otherwise in accordance with this Agreement.

Section 6.07           Stock Exchange Listing. Within ten (10) days of the date of this Agreement, Silver shall use its best efforts to cause the shares of (a) Silver Common Stock to be reserved for issuance upon exchange or redemption of New Silver OP Units by a holder thereof pursuant to the Silver OP Agreement (calculated on a fully-diluted basis and after giving effect to the Transactions), and (b) Silver Common Stock to be reserved for issuance upon exchange or redemption of Silver OP Units into which membership interests in the Reorganized Titanium Operating Company are first exchanged pursuant to the Reorganized Titanium Operating Company Operating Agreement (calculated on a fully-diluted basis and after giving effect to the Transactions), in each case to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Surviving Titanium shall cause the Titanium Common Stock, the Titanium Series J Preferred Stock and the Titanium Series K Preferred Stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Section 6.08           Redemption of Preferred Interests and Titanium Series J and Series K Preferred Stock. On the Closing Date immediately following the Silver OP Preferred Contribution and the Titanium OP Payment and prior to the Effective Time, (a) Titanium shall issue a notice of redemption of each of the Titanium Series J Preferred Stock and the Titanium Series K Preferred Stock compliant with the Titanium Charter and otherwise in form and substance reasonably satisfactory to Silver and (b) Titanium shall deposit, or cause to be deposited, with an escrow agent (reasonably acceptable to Silver) for the Titanium Series J Preferred Stock and the Titanium Series K Preferred Stock, cash in immediately available funds in the amount of $25.00 (the “Titanium Series J and Series K Preferred Stock Liquidation Preference”) plus all accumulated and unpaid dividends to, but not including, the redemption date set forth in such notice of redemption, per share of Titanium Series J Preferred Stock and Titanium Series K Preferred Stock, respectively (collectively, the “Titanium Series J and Series K Preferred Stock Redemption Amount”). Following the Closing, Surviving Titanium shall consummate the redemption of the Titanium Series J Preferred Stock and the Titanium Series K Preferred Stock in accordance with the Titanium Charter and the notices of redemption issued under clause (a) above.

Section 6.09           Tax Matters.

(a)          Notwithstanding anything to the contrary set forth in this Agreement (other than as set forth in Section 5.01(a)(iii)), nothing in this Agreement (other than as set forth in Section 5.01(a)(iii)) shall prohibit Titanium or any of its Subsidiaries from taking any action, at any time or from time to time, following consultation with Silver (i) that in the reasonable judgment of the Titanium Board, upon advice of counsel to Titanium, is reasonably necessary for Titanium to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distributions to shareholders of Titanium in accordance with this Agreement or otherwise, or (ii) as Titanium or Titanium OP determines reasonably and in good faith to be necessary to be in compliance at all times with all of its obligations under any Titanium Tax Protection Agreement and avoid liability for any indemnification or other payment under any Titanium Tax Protection Agreement. If the Titanium Board determines that it is reasonably necessary to declare a dividend or make a distribution to shareholders of Titanium in order to maintain its qualification as a REIT or avoid incurring entity level income or excise Taxes under the Code, it shall consult with Silver as soon as reasonably practicable following such determination.

(b)          Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Silver or any of its Subsidiaries from taking any action, at any time or from time to time, (i) that in the reasonable judgment of the Silver Board, upon advice of counsel to Silver, is reasonably necessary for Silver to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distributions to stockholders of Silver in accordance with this Agreement or otherwise, or (ii) as Silver or Silver OP determines reasonably and in good faith to be necessary to be in compliance at all times with all of its obligations under any Silver Tax Protection Agreement and avoid liability for any indemnification or other payment under any Silver Tax Protection Agreement. If the Silver Board determines that it is reasonably necessary to declare a dividend or make a distribution to stockholders of Silver in order to maintain its qualification as a REIT or avoid incurring entity level income or excise Taxes under the Code, it shall notify Titanium as soon as reasonably practicable prior to such declaration.

(c)          All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by Reorganized Titanium Operating Company. Silver and Reorganized Titanium Operating Company shall cooperate to file or cause to be filed in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes, and shall cooperate in attempting to minimize the amount of Transfer Taxes.

(d)          Titanium shall (i) use its reasonable best efforts to obtain the opinion of counsel described in Section 7.02(d) and (ii) deliver to Honigman LLP (or such other counsel rendering the opinion referenced in Section 7.02(d)) an officer’s certificate, dated as of the Closing Date, signed by an officer of Titanium and containing representations of Titanium as shall be reasonably necessary or appropriate to enable Honigman LLP (or such other counsel rendering such opinion) to render the opinion described in Section 7.02(d) on the Closing Date.

(e)          For U.S. federal income tax purposes the Parties shall treat (i) the Merger as a taxable sale by Titanium of all of Titanium’s assets to Silver Merger Sub 1 in exchange for the Titanium Common Stock Merger Consideration, the Titanium Series B Merger Consideration, the Titanium Series J and Series K Preferred Stock Redemption Amount and the assumption of all of Titanium’s other liabilities (including Titanium’s share of the Titanium OP liabilities, as determined under the applicable U.S. federal income tax regulations), followed by a distribution of such consideration to the holders of equity interests in Titanium in liquidation pursuant to Section 331 and Section 562 of the Code, and this Agreement shall constitute a “plan of liquidation” of Titanium for U.S. federal income tax purposes, (ii) the Partnership Merger as (A) with respect to Titanium OP Units that are converted into the right to receive the Cash Partnership Merger Consideration or Titanium Family Partnership Merger Consideration, a taxable purchase of Titanium OP Units in exchange for the Cash Partnership Merger Consideration and (B) with respect to Titanium OP Units that are converted into the right to the OP Unit Partnership Merger Consideration, a contribution of Titanium OP Units to Silver OP pursuant to Section 721 of the Code; and (iii) the LLC Conversion in accordance with Revenue Ruling 95-37, 1995-1 C.B. 130 and Revenue Ruling 84-52, 1984-1 C.B. 157.

Section 6.10           Titanium OP Approval. Titanium, as general partner of Titanium OP, immediately following the execution of this Agreement, shall deliver to Silver the Titanium OP Approval from the holders of Titanium OP Units and shall not take any action to cause the Titanium OP Approval to be modified or revoked prior to the valid termination of this Agreement. Prior to the LLC Conversion Effective Time, each of Titanium, Titanium OP, and Silver OP shall, and shall cause their respective Subsidiaries to, take all actions necessary to approve the LLC Conversion.

Section 6.11           Anti-Takeover Laws. The Titanium Parties, the Titanium Board (or a committee thereof) and the Silver Parties shall (a) take all reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Transactions and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Transactions, take all reasonable actions within their power to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

Section 6.12           Transaction Litigation.

(a)          Prior to the Effective Time, each Party shall provide the other Parties with prompt written notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such other Parties reasonably informed with respect to the status thereof. Silver shall keep Titanium informed on a reasonably prompt basis regarding any Silver Transaction Litigation. Silver shall control the defense, settlement or prosecution of any Silver Transaction Litigation, and Silver shall consult with counsel to Titanium with respect to the defense, settlement and prosecution of any Silver Transaction Litigation and shall consider in good faith Titanium’s advice with respect to the Silver Transaction Litigation.

(b)         Titanium shall (i) give the Silver the opportunity to participate in the defense, settlement or prosecution of any Titanium Transaction Litigation and (ii) consult Silver with respect to the defense, settlement and prosecution of any Titanium Transaction Litigation. Titanium may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Titanium Transaction Litigation unless Silver has consented thereto in writing (which consent shall not be unreasonably withheld, conditioned or delayed); provided that, notwithstanding anything herein to the contrary, prior to receipt of the Titanium Shareholder Approval, no consent of any Silver Party shall be required for any settlement of Transaction Litigation that relates to an Acquisition Proposal or Acquisition Transaction to the extent such settlement does not provide for the payment of funds by Titanium or purport to modify the Agreement or the rights of the Silver Parties hereunder. For purposes of this Section 6.12, “participate” means that Silver (i) will be kept apprised of proposed strategy and other significant decisions with respect to the Titanium Transaction Litigation by the Party receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between such Party and its counsel and the work product doctrine are not undermined or otherwise affected), and (ii) may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation, except for the settlement or compromise consent set forth above.

Section 6.13           [Reserved].

Section 6.14           Certain Agreements. Prior to the Closing, Titanium and Titanium OP shall (a) cause the agreements or amendments set forth in Schedule 6.14(a) to be adopted and approved by the parties thereto and (b) cause the agreements set forth in Schedule 6.14(b) to be terminated, in each case effective immediately following the Partnership Merger Effective Time. Titanium and Titanium OP shall deliver to the Silver Parties duly executed copies of such agreements or amendments and evidence of such terminations, in substantially the forms included in the exhibits to such Schedules. At the Closing, the Parties shall cause Reorganized Titanium Operating Company to deliver an executed counterpart to the joinders to the Silver OP Agreement delivered to Silver OP pursuant to Section 2.02(c).

Article VII.

Conditions Precedent

Section 7.01           Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of each Party to effect the Closing is subject to the satisfaction or waiver (except with respect to Section 7.01(a) and Section 7.01(b), which shall not be waivable) on or prior to the Closing Date of the following conditions:

(a)          Titanium Shareholder Approval. The Titanium Shareholder Approval shall have been obtained.

(b)          Titanium OP Approval. The Titanium OP Approval shall have been obtained and not rescinded, modified or withdrawn.

(c)          Legal Restraints. No Applicable Law and no judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding Order, in each case issued by a Governmental Entity of competent jurisdiction, shall be in effect which prohibits, makes illegal, enjoins, or otherwise prevents the consummation of the Transactions.

Section 7.02           Conditions to Obligation of the Silver Parties . The obligations of the Silver Parties to effect the Closing are further subject to the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Titanium Parties contained in Section 3.01 [Qualification, Organization, Subsidiaries], Section 3.02 [Authority; Execution and Delivery; Enforceability], Section 3.03(b), (d) and (e) [Capital Structure], Section 3.18 [Brokers’ Fees and Expenses] and Section 3.19 [Opinion of Financial Advisor] shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Titanium Parties contained in Section 3.03(a) and (c) [Capital Structure] shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except for de minimis inaccuracies, and (iii) all other representations and warranties of the Titanium Parties contained in Article III shall be true and correct at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Titanium Material Adverse Effect” set forth therein) would not reasonably be expected to have a Titanium Material Adverse Effect; provided that any failure of any representation or warranty of the Titanium Parties to be true and correct that was Known to the Silver Parties prior to the date of this Agreement (or based on any fact or circumstance Known to the Silver Parties prior to the date of this Agreement) shall be excluded for the purposes of determining whether the condition in this Section 7.02(a) has been satisfied (or whether a termination right pursuant to Section 8.01(e) has been triggered); provided further that any failure of any representation or warranty of the Titanium Parties described in the immediately preceding clause (iii) to be true and correct that fails primarily as a result of or in connection with exogenous events that were beyond the reasonable control of any of the Titanium Parties shall be excluded for the purposes of determining whether the condition in this Section 7.02(a) has been satisfied (or whether a termination right pursuant to Section 8.01(e) has been triggered). No representation or warranty described in the immediately preceding clause (iii) shall be the basis for any damages claim for breach of this Agreement.

(b)          Performance of Obligations of the Titanium Parties. The Titanium Parties shall have performed in all material respects all covenants set forth in this Agreement required to be performed by them under this Agreement at or prior to the Closing Date; provided that any failure by the Titanium Parties to so perform from the date of the Original Merger Agreement to the date of this Agreement that is Known to the Silver Parties prior to the date of this Agreement shall be excluded for the purposes of determining whether the condition in this Section 7.02(b) has been satisfied (or whether a termination right pursuant to Section 8.01(e) has been triggered); provided further, that the Titanium Parties’ performance of the covenants in Section 5.01(a), during the period from the date of the Original Merger Agreement to the date of this Agreement, shall be evaluated based upon the covenants set forth in Section 5.01(a) of the Original Merger Agreement, except that, notwithstanding anything herein to the contrary, in no event will any action or inaction that would not constitute a breach or failure to perform any of the covenants set forth in Section 5.01(a) of this Agreement, from and after the date of this Agreement, constitute a breach or violation during such period from the date of the Original Merger Agreement through the date of this Agreement, even if it did or would have prior to the date of this Agreement.

(c)            Titanium Certificate. Titanium shall have delivered to Silver a certificate, dated as of the Closing Date and signed by a senior officer, confirming that the conditions set forth in Section 7.02(a), and Section 7.02(b) have been satisfied.

(d)           REIT Opinion. Silver shall have received a tax opinion of Honigman LLP, tax counsel to Titanium (or, if Honigman LLP is unable or unwilling to render such opinion, Kirkland & Ellis LLP or another nationally recognized REIT counsel as may be reasonably acceptable to Silver), dated as of the Closing Date and in form and substance as set forth in Exhibit D, attached hereto (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard REIT opinion that is reasonably acceptable to Silver) and with such changes as are mutually agreeable to Silver and Titanium, such agreement not to be unreasonably withheld, to the effect that, subject to customary exceptions, assumptions and qualifications, at all times since its taxable year ended December 31, 2012 and through and including its taxable year that ends at the Effective Time, Titanium has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Titanium to meet, through the Effective Time, the requirements for qualification and taxation as REIT under the Code. In rendering such opinion, Honigman LLP (or such other counsel rendering such opinion) may rely upon customary representations contained in an officer’s certificate executed by Titanium and provided pursuant to Section 6.09(d).

Section 7.03           Conditions to Obligations of the Titanium Parties. The obligations of the Titanium Parties to effect the Closing are further subject to the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Silver Parties contained in Section 4.01 [Qualification, Organization, Subsidiaries], Section 4.02 [Authority; Execution and Delivery; Enforceability], Section 4.03 [Silver OP Units] and Section 4.10 [Brokers’ Fees and Expenses] shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) all other representations and warranties of the Silver Parties in this Agreement shall be true and correct at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Silver Material Adverse Effect” set forth therein), would not reasonably be expected to have a Silver Material Adverse Effect.

(b)            Performance of Obligations of the Silver Parties. The Silver Parties shall have performed in all material respects all covenants set forth in this Agreement required to be performed by them under this Agreement at or prior to the Closing Date.

(c)            Silver Certificate. Silver shall have delivered to Titanium a certificate, dated as of the Closing Date and signed by a senior officer, confirming that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

(d)            Listing. The shares of Silver Common Stock to be issued as described in Section 6.07 shall have been approved for listing on the NYSE, subject to official notice of issuance.

Article VIII.

Termination, Amendment and Waiver

Section 8.01           Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of Titanium Shareholder Approval and/or the Titanium OP Approval, only as follows:

(a)           by mutual written consent of Titanium and Silver;

(b)           by either Titanium or Silver:

(i)            if the Transactions are not consummated on or before June 30, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party (x) whose failure to fulfill any obligation under this Agreement (for the avoidance of doubt, after the date of this Agreement) (which failure constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure of the Transactions to be consummated on or before such date, or (y) during the pendency (including any appellate proceedings, and during any period following such an Action prior to which any order or judgment entered or issued in the Action has not yet been performed) of any Action brought by the other Party for specific performance of this Agreement (it being understood that the Titanium Parties, collectively, and the Silver Parties, collectively, shall each be deemed a single Party for purposes of the foregoing clauses (x) and (y));

(ii)           if any Governmental Entity of competent authority issues a final nonappealable Order or enacts an Applicable Law that prohibits, makes illegal, enjoins, or otherwise restricts or prevents the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party whose failure to fulfill any obligation under this Agreement (which failure constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the issuance of such Order or the enactment of such Applicable Law (it being understood that the Titanium Parties, collectively, and the Silver Parties, collectively, shall each be deemed a single Party for purposes of the foregoing proviso); or

(iii)          if the Titanium Shareholder Approval shall not have been obtained following the completion of a duly convened Titanium Shareholders Meeting or any adjournment or postponement thereof; provided, however, that any termination of this Agreement pursuant to this Section 8.01(b)(iii) shall be deemed a termination of this Agreement pursuant to Section 8.01(f) for purposes of Section 8.03(b) if, at the time of such termination under this Section 8.01(b)(iii), Silver would have been permitted to terminate this Agreement pursuant to Section 8.01(f);

(c)            by Titanium, if any of the Silver Parties has breached any representation, warranty or covenant contained in this Agreement, or if any representation or warranty of any of the Silver Parties contained in this Agreement has become untrue, in each case, such that, if such breach or failure to be true occurs or continues on the Closing Date, the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, would not be satisfied as of the Closing Date; provided, however, that Titanium may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true (x) is not capable of being cured in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.03(a) or Section 7.03(b) prior to the End Date or (y) has not been cured prior to the earlier of (i) 45 days after written notice by Titanium to Silver informing Silver of such breach or failure to be true and (ii) the End Date; and provided, further, that Titanium may not terminate this Agreement pursuant to this Section 8.01(c) if any of the Titanium Parties is then in breach of any representation, warranty or covenant contained in this Agreement, or if any representation or warranty of any of the Titanium Parties has become untrue, in each case, such that, if such breach or failure to be true occurs or continues on the Closing Date, the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, would not be satisfied as of the Closing Date;

(d)           by Titanium prior to receipt of the Titanium Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.02(d);

(e)           by Silver, if any of the Titanium Parties has breached any representation, warranty or covenant contained in this Agreement, or if any representation or warranty of any of the Titanium Parties contained in this Agreement has become untrue, in each case, such that, if such breach or failure to be true occurs or continues on the Closing Date, the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, would not be satisfied as of the Closing Date; provided, however, that Silver may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true (x) is not capable of being cured in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.02(a) or Section 7.02(b) prior to the End Date or (y) has not been cured within prior to the earlier of (i) 45 days after written notice by Silver to Titanium informing Titanium of such breach or failure to be true and (ii) the End Date; and provided, further, that Silver may not terminate this Agreement pursuant to this Section 8.01(e) if any of the Silver Parties is then in breach of any representation, warranty or covenant contained in this Agreement, or if any representation or warranty of any of the Silver Parties has become untrue, in each case, such that, if such breach or failure to be true occurs or continues on the Closing Date, the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, would not be satisfied as of the Closing Date; or

(f)            by Silver, prior to receipt of the Titanium Shareholder Approval, (i) in the event that a Titanium Board Recommendation Change shall have occurred, or (ii) upon a Willful Breach of Section 5.02(a) by Titanium.

Section 8.02           Effect of Termination. In the event of termination of this Agreement by either Silver or Titanium as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Titanium Party or any Silver Party, other than the last sentence of Section 6.02, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination, provided, however, that, no such termination shall relieve any Party from any liability or damages arising out of its fraud or Willful Breach of this Agreement.

Section 8.03           Fees and Expenses.

(a)            Except as specifically provided for herein, all fees and expenses incurred in connection with the Transactions shall be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated.

(b)           Titanium OP shall pay to Silver the Termination Fee if:

(i)            Titanium terminates this Agreement pursuant to Section 8.01(d) or Silver terminates this Agreement pursuant to Section 8.01(f); or

(ii)            (A) an Acquisition Proposal shall have been made to Titanium and not withdrawn or shall have been made directly to the shareholders of Titanium generally and not withdrawn; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(e) (with respect to a breach of any covenant, agreement or other obligation of the Titanium Parties set forth in Article I, Article II, Article V or Article VI of this Agreement) and (C) within 12 months of such termination such Acquisition Transaction is consummated by Titanium or Titanium enters into a definitive agreement providing for an Acquisition Transaction and such Acquisition Transaction is thereafter consummated by Titanium, provided, however, that for purposes of this Section 8.03(b)(ii), the references to 15% in the definition of “Acquisition Transaction” shall be deemed to be references to 50%.

Any Termination Fee due under this Section 8.03(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the Business Day immediately following the date of termination of this Agreement in the case of termination pursuant to Section 8.01(f) (or prior to or substantially concurrently with such termination, in the case of termination pursuant to Section 8.01(d)) and (y) in the case of clause (ii) above, on the date of consummation of the Acquisition Transaction referred to in clause (ii)(C) above.

(c)            Titanium acknowledges and agrees that the agreements contained in Section 8.03(b) are an integral part of the Transactions and that, without these agreements, Silver would not enter into this Agreement. Accordingly, if Titanium fails promptly to pay the amount due pursuant to Section 8.03(b), and, in order to obtain such payment, Silver commences an Action that results in a judgment in its favor for such payment, Titanium shall pay to Silver its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing. In no event shall Titanium be obligated to pay the Termination Fee on more than one occasion.

(d)           Notwithstanding anything to the contrary in this Agreement, in the event that Titanium OP is obligated to pay Silver the Termination Fee pursuant to Section 8.03(b), Titanium OP shall pay to Silver from the Termination Fee an amount equal to the lesser of (i) the Termination Fee (the “Applicable Base Amount”) and (ii) the maximum amount, if any, that can be paid to Silver without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if (A) the payment of such amount did not constitute Qualifying Income, and (B) Silver has 0.5% of its gross income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of Silver which was not Qualifying Income), in each case as determined by independent accountants to Silver. Notwithstanding the foregoing, in the event Silver receives Tax Guidance providing that Silver’s receipt of the Applicable Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the amount of the Termination Fee payable by Titanium OP to Silver shall be an amount equal to the Applicable Base Amount and Titanium OP shall, upon receiving notice that Silver has received the Tax Guidance, pay to Silver the unpaid Applicable Base Amount within five Business Days. In the event that Silver is not able to receive the full Applicable Base Amount due to the above limitations, Titanium OP shall place the unpaid amount in escrow by wire transfer within three Business Days of termination and shall not release any portion thereof to Silver unless and until Silver receives either one or a combination of the following once or more often: (x) a letter from Silver’s independent accountants indicating the maximum amount that can be paid at that time to Silver without causing Silver to fail to meet the REIT Requirements (calculated as described above) or (y) the Tax Guidance, in either of which events Titanium OP shall pay to Silver the lesser of the unpaid Applicable Base Amount or the maximum amount stated in the letter referred to in clause (x) above within five Business Days after Titanium OP has been notified thereof. Any portion of the Termination Fee that remains unpaid as of December 31 following the date which is three years from the date of this Agreement shall be released from escrow and revert to Titanium OP. Titanium and Titanium OP shall not bear any cost of or have any liability resulting from any escrow arrangement established pursuant to this Section 8.03(d), and Silver shall fully indemnify Titanium and Titanium OP and hold Titanium and Titanium OP harmless from and against any such cost or liability. For purposes herein, “Qualifying Income” shall mean income described in Sections 856(c)(2)(A)–(H) and 856(c)(3)(A)–(I) of the Code, and “Tax Guidance” shall mean a reasoned opinion from outside counsel or a ruling from the IRS.

Section 8.04           Amendment. This Agreement may be amended by the Parties at any time before or after receipt of the Titanium Shareholder Approval or the Titanium OP Approval; provided, however, that (i) after receipt of the Titanium Shareholder Approval, there shall be made no amendment that by Applicable Law requires further approval by the shareholders of Titanium without the further approval of such shareholders, and (ii) after receipt of Titanium OP Approval, there shall be made no amendment that by Applicable Law requires further approval by the unitholders of Titanium OP without the further approval of such unitholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 8.05           Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06           Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of Titanium or Silver, action by its Board of Directors (in the case of Titanium, acting on the recommendation of the Titanium Special Committee) or a duly authorized committee thereof (including, in the case of Titanium, the Titanium Special Committee). Notwithstanding anything to the contrary contained in this Agreement, (a) any amendment or modification of this Agreement (including any amendment or modification to any exhibit or schedule referred to in this Agreement), (b) any extension or waiver of any provision of this Agreement by any of the Titanium Parties and (c) any consent or approval to be given or made by any of the Titanium Parties under or relating to this Agreement shall, in each such case, require the written consent of the Titanium Family Representative, and no Titanium Party shall take any such action without obtaining such written consent of the Titanium Family Representative (provided, for the avoidance of doubt, that the Titanium Family Representative shall have no right to consent to any termination of this Agreement pursuant to Section 8.01). The Person listed on Section 8.06 of the Titanium Disclosure Letter (the “Titanium Family Representative”) has been designated as a representative of the Titanium Family in connection with the matters contemplated hereby, is an express third party beneficiary of this Agreement and the Parties shall be entitled to rely upon the written consent of the Titanium Family Representative for all purposes hereunder.

Article IX.

General Provisions

Section 9.01           Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.02           Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt, (b) on the 1st Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the 5th Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a)            if to a Titanium Party, to:

Taubman Centers, Inc.

200 East Long Lake Road, Suite 300

Bloomfield Hills, Michigan 48304

Phone: 248-258-6800

Attention: Chris B. Heaphy

E-mail: cheaphy@taubman.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Phone: 212-446-4800

Attn:	Eric Schiele, P.C.
Michael P. Brueck, P.C.
Marshall P. Shaffer
E-mail:	eric.schiele@kirkland.com
michael.brueck@kirkland.com
marshall.shaffer@kirkland.com

and to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone: 212-403-1000

Attn:	Adam O. Emmerich
Robin Panovka
Viktor Sapezhnikov
E-mail:	aoemmerich@wlrk.com
rpanovka@wlrk.com
vsapezhnikov@wlrk.com

and to:

Honigman LLP

39400 Woodward Avenue

Suite 101

Bloomfield Hills, Michigan 48304
Phone: 248-566-8300

Attn:	Joseph Aviv
Michael S. Ben
E-mail:	javiv@honigman.com
mben@honigman.com

(b)       if to a Silver Party, to:

Simon Property Group, Inc.

225 West Washington Street

Indianapolis, Indiana 46204

Phone: 317-636-1600

Attn: Steven E. Fivel

E-mail: sfivel@simon.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 North Wabash Avenue, Suite 2800
Chicago, Illinois 60611
Phone: 312-876-7700

Attn:	Mark D. Gerstein
Julian T. Kleindorfer
Jason Morelli
E-mail:	mark.gerstein@lw.com
julian.kleindorfer@lw.com
jason.morelli@lw.com

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064
Phone: 212-373-3000

Attn:	Robert B. Schumer
Michael Vogel
E-mail:	rschumer@paulweiss.com
mvogel@paulweiss.com

Section 9.03       Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an agreement with Titanium that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive material non-public information of, or with respect to, Titanium to keep such information confidential that, in each case, contains confidentiality and use provisions that are no less restrictive to such counterparty (and any of its Affiliates and representatives as provided therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal); provided, that in no event shall any agreement that permits the counterparty thereto to enter into exclusive arrangements (other than customary “tree” arrangements) with potential financing sources be considered an “Acceptable Confidentiality Agreement”.

“Acquired Equity Awards” means a number of Titanium OP Units equal to the quotient of (i) the sum of (A) the aggregate amount of Incentive Unit Merger Consideration payable pursuant to Section 2.02(e) (provided, that for purposes of this definition, if any OP Unit Partnership Merger Consideration is paid in respect of any Titanium OP Incentive Unit pursuant to such Section, the amount included in this clause (A) in respect of such OP Unit Partnership Merger Consideration shall be equal to the amount of Cash Partnership Merger Consideration that would have been payable in respect of such Titanium OP Incentive Unit if the holder of such Titanium OP Incentive Unit had instead elected to receive Cash Partnership Merger Consideration), plus (B) the aggregate amount of Titanium Common Stock Merger Consideration payable with respect to Titanium RSU Awards and Titanium DSUs pursuant to Section 2.05(a), plus (C) the aggregate amount of Titanium Common Stock Merger Consideration payable with respect to Titanium PSU Awards pursuant to Section 2.05(b), plus (D) the aggregate amount payable with respect to Titanium DERs pursuant to Section 2.05(d)(i), divided by (ii) the Titanium Common Stock Merger Consideration.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by a Silver Party) for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) providing for (i) any direct or indirect acquisition (whether by merger, consolidation or otherwise) of more than 15% of the voting power of Titanium or Titanium OP by any Person or Group; (ii) any consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other similar transaction involving Titanium or Titanium OP that would result in any Person or Group, directly or indirectly, acquiring assets (including capital stock of or interests in any Subsidiary or Affiliate of Titanium) representing, directly or indirectly, more than 15% of the consolidated assets of Titanium and its Subsidiaries, taken as a whole (as determined on a book value basis (including Indebtedness secured solely by such assets)); (iii) any tender offer or exchange offer or any other direct or indirect purchase or other acquisition of securities, that, if consummated, would result in any Person or Group, whether from Titanium or any other Person(s), beneficially owning more than 15% of the outstanding shares of Titanium Common Stock or more than 15% of the outstanding Titanium OP Units; (iv) any other transaction or series of related transactions pursuant to which any Person or Group proposes to acquire, directly or indirectly, control of assets of Titanium or any of its Subsidiaries having a fair market value greater than 15% of the fair market value of all of the assets of Titanium and its Subsidiaries, taken as a whole, immediately prior to such transaction; or (v) any combination of the foregoing.

“Action” means any action, filing of charges, suits, claims, arbitration or proceedings (whether civil, criminal or administrative) brought by or before any Governmental Entity, arbitrator, mediator or other tribunal, or, for purposes of Section 5.03, any investigation by any Governmental Entity.

“Actual Performance” means, with respect to any unvested Titanium OP Incentive Unit that is subject to performance-based vesting and any unvested Titanium PSU Award, as applicable, the average of the actual performance achievement, determined as of the Effective Time, of the two performance metrics applicable to each such grant, as such actual performance achievement with respect to each individual metric is otherwise determined in accordance with the terms of the applicable Titanium Equity Award agreement.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control(s)” means possession, directly or indirectly, of the power to designate and direct or cause the designation and direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. For the avoidance of doubt, a Person shall be deemed to control another Person if such Person is the sole general partner, sole managing general partner or sole managing member of such other Person. The terms “controlled by” and “under common control with” shall have correlative meanings.

“Anti-Corruption Laws” means laws, regulations or orders relating to anti-bribery or anti-corruption (governmental or commercial), which apply to the business and dealings of Titanium, each Subsidiary of Titanium, and the unconsolidated joint ventures of Titanium and its Subsidiaries; including laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Entity, commercial entity, or any other Person to obtain an improper business advantage; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, China’s Anti-unfair Competition Law, and all other applicable laws relating to bribery and corruption.

“Applicable Law(s)” means, with respect to any Person, any federal, national, state, county, municipal, provincial, local, foreign or multinational law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute, in each case that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement.

“Applicable OP Date” means the last date following January 1, 2021 (and prior to the Closing Date) on which Titanium OP may take the applicable action in order to distribute the Partner Minimum REIT Dividend Amount without violating Titanium OP’s agreement of limited partnership.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Applicable Law to be closed in New York City.

“Cash Tender Agreement” means the Amended and Restated Cash Tender Agreement, dated as of May 16, 2000, by and among Titanium, Titanium OP, and A. Alfred Titanium, A. Alfred Titanium, acting not individually but as Trustee of the A. Alfred Titanium Restated Revocable Trust, and TRA Partners.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreements, labor union contracts, trade union agreements and foreign works council contracts.

“Committee” means a committee composed of David E. Simon and Robert S. Taubman (the “Key Committee Members”) and up to one (1) additional officer of each of the Titanium Parties and the Silver Parties, respectively, with each Key Committee Member being permitted, but not required, to select one (1) such additional officer subject to the reasonable approval of the other Key Committee Member.

“Continuing Offer” means the Second Amended and Restated Continuing Offer, dated May 16, 2000, by Titanium to certain holders of Titanium OP Units and Titanium OP Incentive Units.

“Contract” means any contract, note, bond, mortgage, Lien, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether written or oral, that is, in each case, legally binding.

“COVID-19 Measures” means (i) any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable law, Order or recommendation of a Governmental Entity or public health authority, including the Coronavirus Aid, Relief, and Economic Security Act (CARES), or (ii)  any measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by Titanium or any of its Subsidiaries (A) for the protection of the health or safety of Titanium’s or any of its Subsidiaries’ employees, customers, vendors, service providers or any other persons, (B) to preserve the assets utilized in connection with the business of Titanium and its Subsidiaries, or (C) that are otherwise substantially consistent with actions taken by Silver or any of its Subsidiaries or others in the industries or geographic regions in which the affected businesses of the Titanium Parties or any of their respective Subsidiaries operate, in each case, in connection with or in response to the COVID-19 pandemic or any other related global or regional health event or circumstance.

“DGCL” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Applicable Law relating to pollution or protection of the environment, natural resources, and human health and safety (with respect to exposure to Hazardous Materials) including laws relating to (a) releases, discharges, emissions or disposals to air, water, soil (surficial and subsurface), land or groundwater of Hazardous Materials; (b) the use, handling or disposal of polychlorinated biphenyls, toxic mold, asbestos or urea formaldehyde or any other Hazardous Material; (c) the treatment, storage, disposal or management of Hazardous Materials; (d) the exposure to Hazardous Materials; or (e) the transportation, release or any other use of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq. (“RCRA”), the Toxic Substances Control Act, 15 U.S.C. 2601, et seq. (“TSCA”), those portions of the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq. relating to Hazardous Materials exposure and compliance, the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. (“HMTA”) and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq. (“EPCRA”), and other comparable state and local laws and all rules and regulations promulgated pursuant thereto or published thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fraud” means an actual, intentional and knowing common law fraud by a Titanium Party with respect to the making of the representations and warranties contained in this Agreement established by the standard of proof applicable under Delaware common law and, to the extent not already an element thereunder, upon which Silver reasonably relied.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

“Group” means a “group” as defined in Section 13(d) of the Exchange Act.

“Hazardous Materials” means each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous or toxic under applicable Environmental Laws or which is regulated under Environmental Laws because of its hazardous or toxic properties or characteristics. Without limiting the generality of the foregoing, “Hazardous Materials” include “hazardous substances” as defined in RCRA, “extremely hazardous substances” as defined in EPCRA, “hazardous waste” as defined in RCRA, “hazardous materials” as defined in HMTA, a “chemical substance or mixture” as defined in TSCA, crude oil, petroleum products or any fraction thereof, radioactive materials, including source, byproduct or special nuclear materials, asbestos or asbestos-containing materials, toxic mold, chlorinated fluorocarbons and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, all obligations of such Person (i) for borrowed money or in respect of loans or advances, (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) in respect of outstanding letters of credit or bankers’ acceptances, sureties, performance bonds or similar obligations, (iv) all liabilities or obligations of others secured by any Lien on the assets of such Person, and (v) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, logos, trade names, domain names, technology rights and licenses, computer software (including any source or object codes therefor, and documentation and websites relating thereto), trade secrets, proprietary and/or confidential information and data, franchises, know-how, inventions, designs, and all other intellectual property and proprietary rights worldwide, including all related grants, registrations and applications for registration or issuance thereof.

“Intervening Event” means any material effect, change, event or occurrence arising after the date hereof that (i) was not known or reasonably foreseeable to the Titanium Board or the Titanium Special Committee as of the date hereof (or, if known, the consequences of which were not reasonably foreseeable) and (ii) does not relate to any Acquisition Proposal; provided, that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (A) the fact alone that Titanium meets or exceeds any internal or published forecasts or projections for any period, (B) changes in the market price or trading volume of Titanium Common Stock, in and of itself, after the date hereof, or (C) changes in conditions in the industries in which Titanium and its Subsidiaries conduct business, except to the extent such changes had a materially disproportionate effect on Titanium relative to other companies of a similar size operating in industries in which Titanium and its Subsidiaries conduct business.

“Knowledge” means, with respect to the Titanium Parties, the actual knowledge of Robert S. Taubman, William S. Taubman, Simon Leopold, Chris Heaphy, Holly Kinnear and/or Eric Smith (each, a “Titanium Knowledge Person”).

“Known to the Silver Parties” means actually known to David Simon, Brian McDade or Steven Fivel, as well as all matters alleged by Silver in the Merger Litigation, all matters included in the Titanium SEC Documents filed or furnished prior to the date of this Agreement and all matters included in (i) any of the materials or documents delivered to any of the Silver Parties or any of their respective Representatives pursuant to Section 6.02 of the Original Merger Agreement, (ii) any of the documents contained on the parties’ Joint Exhibit List submitted to the Circuit Court for the 6th Judicial Circuit, Oakland County, State of Michigan on November 9, 2020 and testimony in the depositions in the Merger Litigation, or (iii) any of the documents otherwise provided by or on behalf of the Titanium Parties in writing to any of the Silver Parties or any of their respective senior employees or counsel prior to the date of this Agreement (excluding any documents produced in the Merger Litigation provided to counsel on a “highly confidential,” basis or “attorneys’ eyes only” basis).

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, license, pledge, charge, security interest, encumbrance, claim, hypothecation, option, right of first refusal, right of first offer, right-of-way, easement, servitude, or conditional sale agreement, and includes any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

“Material Adverse Effect” with respect to any Person means any effect, change, event or occurrence that, individually or in the aggregate, has a material adverse effect on the business, assets, liabilities, results of operations or financial condition of such Person and its Subsidiaries (and its unconsolidated joint ventures), taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: (i) changes generally affecting the economy, business conditions, or any of the commercial, credit, financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (ii) changes generally affecting any of the businesses or industries in which such Person or any of its Subsidiaries operate; (iii) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory, political or financial conditions; (iv) changes caused by the announcement or performance of this Agreement and/or the Original Merger Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, Governmental Entities or any other entity or person, or any litigation arising from allegations of breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the Transactions (provided that this clause (iv) shall not apply to the use of Titanium Material Adverse Effect in any representation or warranty explicitly addressing the execution, delivery, announcement or performance of this Agreement or the consummation of the Transactions or non-contravention with contractual or legal obligations or any condition to Closing as it relates to such representations and warranties); (v) acts of war (whether or not declared), armed hostility, police action, insurrection, protest, civil disobedience, sabotage or terrorism, or any escalation or worsening of any such matter; (vi) volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornados or other natural, man-made or other disasters or occurrences; (vii) any action taken by such Person or its Subsidiaries that was required by the Original Merger Agreement or is required by this Agreement or with the prior written consent or at the written direction of another Person in accordance with the Original Merger Agreement or this Agreement, or the failure to take any action by such Person or its Subsidiaries if that action is prohibited by this Agreement; (viii) any effect, change, event or occurrence disclosed in any of the Titanium SEC Documents filed prior to the date of this Agreement, any written communications delivered by the Titanium Parties to the Silver Parties pursuant to the Original Merger Agreement or referred to in any of the Silver Parties’ or the Titanium Parties’ filings, written submissions or written correspondence in connection with the Merger Litigation; (ix) changes resulting or arising from the identity of, or any facts or circumstances specific to, the Silver Parties; (x) changes or prospective changes in such Person’s or its Subsidiaries’ credit ratings, liquidity or financial position; (xi) changes in the price or trading volume of the such Person’s common stock or other securities or indebtedness; (xii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (x), (xi) and (xii) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (i) through (xii) hereof) is, may be, contributed to or may contribute to, a Material Adverse Effect).

“Merger Consideration” means, collectively, the Titanium Common Stock Merger Consideration, the Titanium Series B Merger Consideration, the Partnership Merger Consideration and (without duplication with respect to Partnership Merger Consideration) the Incentive Unit Merger Consideration.

“Michigan LARA” means the State of Michigan Department of Licensing and Regulatory Affairs’ Corporations, Securities & Commercial Licensing Bureau.

“NYSE” means the New York Stock Exchange.

“OP Exchange Ratio” means 0.5703.

“Option Deferral Agreement” means that certain Option Deferral Agreement, dated as of January 27, 2011, by and among Robert S. Taubman, Titanium OP and The Taubman Company LLC, together with that certain Subsequent Deferral Election under the Titanium OP and The Titanium Company LLC Election and Option Deferral Agreement, dated October 7, 2016.

“Option Deferred Unit” means a right to receive a Titanium OP Unit that has been deferred by Robert S. Taubman pursuant to the Option Deferral Agreement.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity or arbitral body or tribunal with competent jurisdiction (in each case, whether temporary, preliminary or permanent).

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles or certificate of formation and limited liability company agreement of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; (f) any joint venture or similar agreement and (g) any amendment to any of the foregoing.

“Permits” means licenses, franchises, permits, certificates, approvals, grants, accreditations, registrations, easements, variances, exceptions, consents, billing and authorizations from Governmental Entities.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business for amounts which are not delinquent, or the amount or validity of which is being contested in good faith by appropriate proceedings by the Titanium or its Subsidiaries for which adequate reserves are being maintained to the extent required by GAAP, (ii) Liens for Taxes, utilities and other governmental charges that are not delinquent or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) requirements and restrictions of zoning, building and other Applicable Laws and municipal by-laws, in each case that do not adversely impact in any material respect the current use, occupancy or operation of the Titanium Real Property by Titanium or its Subsidiaries and are not violated by the current use, occupancy or activity conducted thereon by Titanium or its Subsidiaries, as applicable, (iv) licenses or other grants of rights in Intellectual Property made in the ordinary course of business, (v) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business, (vi) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods, (vii) Liens resulting from securities laws, (viii) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar financing arrangements, (ix) Liens securing payment, or any obligation, of the Titanium Parties with respect to mortgages, revolving credit facilities and term loan facilities in effect as of the date hereof, (x) licenses granted to third parties in the ordinary course of business by the Titanium Parties, (xi) Liens for Indebtedness relating to the real property subject thereto or affected thereby; (xii) real property and other leases and subleases; (xiii) Liens that are disclosed on, or that secure Indebtedness disclosed on, the most recent consolidated balance sheet of Titanium, or the notes thereto, included in the Titanium SEC Documents filed prior to the date hereof; (xiv) easements (including reciprocal easement agreements), rights of way (unrecorded and of record) and other similar restrictions or imperfections of title that do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by Titanium or any of its Subsidiaries of such property; and (xv) statutory Liens of landlords for amounts not due and payable or which are being contested by Titanium or its Subsidiaries in good faith by appropriate proceedings for which adequate reserves are being maintained to the extent required by GAAP.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Settlement Threshold” means either (a) $10 million or (b) $20 million if the Titanium Parties have consulted with the Silver Parties and such amount is agreed by the Titanium Parties acting in good faith.

“Silver By-laws” means the amended and restated by-laws of Silver as in effect as of the date of this Agreement and as may be amended from time to time.

“Silver Charter” means the restated certificate of incorporation of Silver as in effect as of the date of this Agreement and as may be amended from time to time.

“Silver Common Stock” means common stock of Silver, par value $0.0001 per share.

“Silver Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate, would have a material adverse effect on Silver’s ability to consummate the Transactions and perform its material covenants and obligations under this Agreement.

“Silver OP Agreement” means the Eighth Amended and Restated Limited Partnership Agreement of Simon OP, dated as of May 8, 2008, as amended, as in effect as of the date of this Agreement and as may be amended from time to time.

“Silver OP Unit” means a limited partnership unit of Silver OP.

“Silver Parties” means, collectively, Silver, Silver OP, Silver Merger Sub 1 and Silver Merger Sub 2.

“Silver Transaction Litigation” means any Transaction Litigation commenced or threatened against Silver or any of its Subsidiaries or Affiliates (or any of their respective directors or executive officers).

“Specified Guarantee” means item 3 of the Disclosure Supplement.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or providing the owner thereof with the right to control such entity, are directly or indirectly owned by such Person. For the avoidance of doubt, with respect to Titanium, “Subsidiary” shall include Titanium OP and its Subsidiaries and consolidated joint ventures, and with respect to Silver, “Subsidiary” shall include Silver OP and its Subsidiaries. For the purposes of this Agreement, Subsidiaries that are wholly owned by Titanium OP shall be deemed to be wholly owned Subsidiaries of Titanium.

“Substitute DER” means a right, granted in tandem with a Substitute Award, to receive an amount in cash equal to the sum of (x) the unpaid dividend equivalent amounts that have accrued through the Effective Time under the Titanium DER to which such Substitute DER relates, plus (y) (A) the product of (I) $0.675 and (II) the number of shares of Titanium Common Stock subject to the Titanium RSU Award or Titanium PSU Award, as applicable, in respect of which such Substitute Award was granted under Section 2.05(c) of this Agreement, multiplied by (B) the number of Titanium fiscal quarters ending during the vesting period of the Substitute Award to which the Substitute DER relates, as in effect immediately after the Effective Time, which Substitute DER shall, to the extent that the Substitute Award to which such Substitute DER relates vests, be paid at the same time as such Substitute Award, in accordance with the terms of Section 2.05(c) of this Agreement.

“Superior Proposal” means any written Acquisition Proposal for an Acquisition Transaction on terms that the Titanium Board (acting on the recommendation of the Titanium Special Committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all legal, financial and regulatory aspects of such Acquisition Proposal, would be more favorable, from a financial point of view, to the Titanium Shareholders (in their capacity as such) than the Transactions. For purposes of the reference to an “Acquisition Proposal” and “Acquisition Transaction” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “75%.”

“Target Performance” means, with respect to any unvested Titanium OP Incentive Unit that is subject to performance-based vesting and any unvested Titanium PSU Award, the target performance metric (i.e., 1x) applicable to each individual performance metric set forth in the applicable Titanium Equity Award agreement.

“Tax Returns” means any returns, declarations, statements, reports, schedules, forms, certificate, claim for refund, election, filing and information returns and any other document filed or required to be filed relating to Taxes, including any attachment thereto.

“Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto, whether disputed or not) imposed by any Governmental Entity or domestic or foreign taxing authority, including all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, stamp, transfer, profits, gains, premiums, property, capital, sales, transfer, use, payroll, employment, social security, workers’ compensation, unemployment compensation, severance, occupation, environmental, customs duties, disability, real property, personal property, withholding, franchise, windfall or other profits, value added, gains tax and license, registration and documentation fees, alternative or add-on minimum, or estimated tax.

“Termination Fee” means an amount equal to $92,000,000.

“Titanium 2020 Equity Awards” means Titanium Equity Awards granted in 2020.

“Titanium By-laws” means the amended and restated by-laws of Titanium as in effect as of the date of this Agreement and as may be amended from time to time.

“Titanium Charter” means the Restated Articles of Incorporation of Titanium as in effect as of the date of this Agreement and as may be amended from time to time.

“Titanium Common Stock” means the common stock, par value $0.01 per share, of Titanium.

“Titanium DER” means any dividend equivalent right granted in tandem with any Titanium RSU Award or Titanium PSU Award.

“Titanium DSU” means a right to receive a share of Titanium Common Stock that has been deferred by any member of the Titanium Board pursuant to any Titanium Stock Plan (excluding under the Option Deferral Agreement).

“Titanium Equity Award Consideration” means the aggregate Titanium Common Stock Merger Consideration payable to holders of Titanium DSUs, Titanium RSU Awards and Titanium PSU Awards in respect of the shares of Titanium Common Stock underlying such awards.

“Titanium Equity Awards” means, collectively, the Titanium DSUs, Titanium RSU Awards and Titanium PSU Awards.

“Titanium Family” means those Persons set forth in Section 9.03(b) of the Titanium Disclosure Letter.

“Titanium Leased Real Property” means all real property leased, ground leased, subleased or licensed by Titanium or any of its Subsidiaries.

“Titanium Material Adverse Effect” means a Material Adverse Effect with respect to Titanium.

“Titanium OP Agreement” means the Third Amendment and Restatement of Agreement of Limited Partnership of Titanium OP, dated December 12, 2012, as amended by that First Amendment dated as of December 12, 2012, by that Second Amendment dated as of December 18, 2018 and as may be subsequently amended from time to time.

“Titanium OP Approval” means the written consent of partners (other than Titanium and other than any “Parity Preferred Partner” (as defined in the Titanium OP Agreement)) holding at least fifty percent (50%) of the aggregate percentage interests in Titanium OP held by such partners approving the Partnership Merger.

“Titanium OP Incentive Unit” means an incentive unit granted pursuant to any Titanium Stock Plan that is intended to constitute a “profits interest” within the meaning of the Code and the regulations promulgated thereunder (including Internal Revenue Service Procedure 93-27) and that constitutes a “Profits Units Designation” as defined in the Titanium OP Agreement.

“Titanium OP Unit” means a unit of partnership interest of Titanium OP.

“Titanium Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, owned or purported to be owned by Titanium or any of its Subsidiaries.

“Titanium Parties” means, collectively, Titanium and the Titanium OP.

“Titanium PSU Award” means a performance-based share unit award granted pursuant to any Titanium Stock Plan that vests in whole or in part on the basis of the achievement of performance targets.

“Titanium Real Property” means the Titanium Owned Real Property and the Titanium Leased Real Property.

“Titanium RSU Award” means a restricted stock unit award granted pursuant to any Titanium Stock Plan that vests solely on the basis of a recipient’s service to Titanium or its Affiliates.

“Titanium Shareholder Approval” means (a) the affirmative vote of the holders of at least two-thirds of the outstanding shares of Titanium Common Stock and Titanium Series B Preferred Stock (voting together as a single class) entitled to vote at the Titanium Shareholders Meeting in favor of the approval and adoption of this Agreement and the Transactions, (b) the affirmative vote of the holders of at least a majority of the outstanding shares of Titanium Series B Preferred Stock entitled to vote at the Titanium Shareholders Meeting in favor of the approval and adoption of this Agreement and the Transactions and (c) the affirmative vote of the holders of at least a majority of the outstanding shares of Titanium Common Stock and Titanium Series B Preferred Stock (voting together as a single class) entitled to vote at the Titanium Shareholders Meeting (excluding the outstanding shares of Titanium Common Stock and Titanium Series B Preferred Stock owned of record or beneficially by the Titanium Family) in favor of the approval and adoption of this Agreement and the Transactions.

“Titanium Shareholders” means the holders of Titanium Common Stock.

“Titanium Stock Plans” means collectively, the Titanium 2008 Omnibus Long-Term Incentive Plan and the Titanium 2018 Omnibus Long-Term Incentive Plan.

“Titanium Transaction Litigation” means any Transaction Litigation commenced or threatened against Titanium or any of its Subsidiaries or Affiliates (or any of their respective directors or executive officers).

“Transaction Litigation” means any claim, action, charge, lawsuit, litigation, audit, investigation, arbitration or other legal proceeding brought by or pending before any Governmental Entity, arbitrator or other tribunal commenced or threatened against a Party or any of its Subsidiaries or Affiliates (or any of their respective directors or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any such legal proceedings solely among the Parties related to this Agreement.

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party, whether or not breaching this Agreement is the conscious object of such act or omission.

Section 9.04           Interpretation. When a reference is made in this Agreement to an Article, a Section or an exhibit, such reference shall be to an Article, a Section or an exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The words “made available” or “provided” to Silver and words of similar import refer to documents (i) posted to the data room maintained by Titanium or its Representatives in connection with the transactions contemplated by this Agreement or (ii) delivered electronically to the Silver Parties or their Representatives (excluding any documents produced in the Merger Litigation provided to counsel on a “highly confidential,” basis or “attorneys’ eyes only” basis) or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least two (2) Business Days prior to the date of this Agreement. Notwithstanding anything herein to the contrary, all representations and warranties made by the Titanium Parties set forth in Article III of this Agreement shall be deemed not to have been made anew as of the date of this Agreement (but are continuing in force from the Original Merger Agreement) (and references therein to the date of this Agreement and similar phrases shall be deemed to be references to the date of the Original Merger Agreement), except for such representations and warranties set forth in Section 3.02 (Authority, Execution and Delivery; Enforceability; Ownership Restrictions), Section 3.19 (Opinion of Financial Advisor) and Section 3.24 (No Other Representations or Warranties) (collectively, the “Continuing Representations”), each of which is being made anew (and the references contained in the Continuing Representations to the date of this Agreement and similar phrases shall remain references to the date of this Agreement). For the avoidance of doubt, in determining whether or not the condition in Section 7.02(a) has been satisfied or a termination right exists hereunder pursuant to Section 8.01(e), nothing contained in this Section 9.04 shall constitute a modification of any representation or warranty such that it is “expressly made as of an earlier date” by virtue of this Section 9.04. For the further avoidance of doubt, in determining whether or not the condition in Section 7.02(b) has been satisfied or a termination right exists hereunder pursuant to Section 8.01(e), actions or inactions from and after the date of the Original Merger Agreement that would have violated Section 5.01 had this Agreement been effective as of the date of the Original Merger Agreement shall be considered as though this Agreement were effective as of the date of the Original Merger Agreement, but (and notwithstanding anything herein to the contrary) actions or inactions from the date of the Original Merger Agreement to the date hereof that would have violated Section 5.01 of the Original Merger Agreement that would not violate Section 5.01 of this Agreement shall be disregarded for the purposes of determining whether the conditions set forth in Section 7.02 of this Agreement have been satisfied. The phrase “ordinary course of business” shall not be deemed followed by the phrase “consistent with past practice” unless expressly stated therein. For the avoidance of doubt, the parties hereto hereby acknowledge and agree that, notwithstanding anything to the contrary, from and after the effectiveness of this Agreement, all references to the Proxy Statement, the Titanium Shareholder Approval and the Titanium OP Approval shall be deemed (i) to relate to the adoption of this Agreement and the approval of the Transactions, in each case, as set forth in this Agreement and (ii) not to relate to the adoption of the Original Merger Agreement or the approval of the “Transactions” that occurred pursuant to the Original Merger Agreement.

Section 9.05           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions, is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the Transactions are fulfilled to the greatest extent possible.

Section 9.06           Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.07           Entire Agreement; No Third-Party Beneficiaries. This Agreement and any exhibits, annexes or schedules hereto, including the Titanium Disclosure Letter, together with the Settlement Agreement, that certain letter agreement regarding operating and capex budgets, dated as of February 9, 2020, by and among Titanium OP, Silver and Robert S. Taubman, and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (a) if the Closing occurs, (i) the right of the holders of Titanium Common Stock to receive the Titanium Common Stock Merger Consideration, (ii) the right of the holders of Titanium Series B Preferred Stock to receive the Titanium Series B Merger Consideration, (iii) the right of the holders of Titanium Series J Preferred Stock and Titanium Series K Preferred Stock to receive the Titanium Series J and Series K Preferred Stock Redemption Amount, (iv) the right of the Titanium OP Minority Partners to receive the Minority OP Partners Partnership Merger Consideration, (v) the right of the holders of Titanium Family Converting Units to receive the Titanium Family Partnership Merger Consideration, (vi) the right of the holders of Titanium OP Incentive Units to receive the Incentive Unit Merger Consideration, (vii) the right of the holders of Titanium DSUs, Titanium RSU Awards and Titanium PSU Awards to receive Titanium Equity Award Consideration, and (viii) the right of the holders of Titanium DSUs, Titanium RSU Awards and Titanium PSU Awards to receive the Titanium RSU/PSU Cash Amount, (b) the provisions set forth in Section 6.03 of this Agreement and the rights of the Titanium Indemnified Parties set forth therein, (c) in the event of a breach of this Agreement by any Silver Party, the right of Titanium’s and Titanium OP’s equity holders to pursue any claims for damages (including damages based on the loss of the premium offered to such equity holders); provided that (i) the rights granted pursuant to clause (c) shall be enforceable on behalf of such equity holders only by Titanium or Titanium OP, in their respective sole and absolute discretion, on behalf of such equity holders, and any amounts received by Titanium or Titanium OP in connection therewith may be retained by such Party (provided that, for the avoidance of doubt, nothing in this clause (c) shall limit the rights or defenses of any Party, at law, under this Agreement (including Section 8.02) or otherwise), (d) if the Closing occurs, the provisions set forth in Section 2.05(f), and (e) the rights of the Titanium Family Representative provided in Section 8.06 and elsewhere in this Agreement, which, in the case of the foregoing clauses (a), (b), (d) and (e) shall inure to the benefit of the Persons benefiting therefrom (such Persons shall be express third party beneficiaries thereof) and such Persons may enforce the covenants contained therein.

Section 9.08           Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)            This Agreement and all claims, actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the Transactions, or the actions of the Silver Parties or the Titanium Parties in the negotiation, administration, performance and enforcement hereof and thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof), except to the extent that the corporate laws of the State of Michigan are mandatorily applicable.

(b)            Each of the Parties (i) irrevocably consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (such courts, as applicable, the “Delaware Courts”) in the event any dispute, claim or cause of action arises out of or relates to this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court and (iii) agrees that it will not bring any claim or action arising out of or relating to this Agreement or the Transactions in any court other than a Delaware Court. Each of the Parties hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.02. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Applicable Law. The Parties acknowledge and agree that time is of the essence and that the Parties may suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms, including as a result of any dispute over the Parties’ obligations to consummate the Transactions. It is accordingly agreed that, as to any Actions in which a Party seeks specific performance or other equitable relief pursuant to Section 9.10 of this Agreement (and otherwise in accordance with this Agreement), the Parties shall use their reasonable best efforts to seek and obtain an expedited schedule for such proceedings and shall not oppose any Party’s request for expedited proceedings.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF SILVER OR TITANIUM UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09           Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.09 shall be null and void.

Section 9.10           Specific Enforcement.

(a)            The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Transactions. It is agreed that the Parties are entitled to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each such Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b)            Notwithstanding anything herein to the contrary, in the event that any Action is brought prior to Closing by or against any of the Titanium Parties to enforce the obligations of any Silver Party to consummate the transactions contemplated by this Agreement, or for money damages for any Silver Party’s failure to consummate the transactions contemplated by this Agreement, or to excuse any Silver Party’s obligation to consummate the transactions contemplated by this Agreement, or to assert any Silver Party’s right to terminate this Agreement, the “Titanium Common Stock Merger Consideration” shall be deemed to be $52.50 in cash, without interest and less any required withholding Taxes, in the event the Silver Parties have brought or pursued such Action, failed to consummate the transactions contemplated by this Agreement in breach hereof or to comply with this Agreement in such a manner as to frustrate a condition to closing hereunder that forms a basis for a claim by any Silver Party that it is not obligated to consummate the transactions contemplated by this Agreement, or sought to terminate this Agreement, in each case other than in good faith.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement, all as of the date first written above.

SIMON PROPERTY GROUP, INC.

By:	/s/ David Simon
Name:	David Simon
Title:	Chairman of the Board, Chief Executive Officer and President

SIMON PROPERTY GROUP, L.P.

By:	/s/ David Simon
Name:	David Simon
Title:	Chairman of the Board, Chief Executive Officer and President

SILVER MERGER SUB 1, LLC

By:	/s/ David Simon
Name:	David Simon
Title:	Chief Executive Officer and President

SILVER MERGER SUB 2, LLC

By:	/s/ David Simon
Name:	David Simon
Title:	Chief Executive Officer and President

TAUBMAN CENTERS, INC.

By:	/s/ Robert S. Taubman
Name:	Robert S. Taubman
Title:	Chairman of the Board, Chief Executive Officer and President

THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP

By:	/s/ Robert S. Taubman
Name:	Robert S. Taubman
Title:	Chairman of the Board, Chief Executive Officer and President